   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 1998



                                                      REGISTRATION NO. 333-59457


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------


                             APPLIED SYSTEMS, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          7373                         36-4236010
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL            (IRS EMPLOYER
INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)

                              200 APPLIED PARKWAY
                           UNIVERSITY PARK, IL 60466
                                 (708) 534-5575
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              TIMOTHY J. MCINTYRE
                            CHIEF FINANCIAL OFFICER

                             APPLIED SYSTEMS, INC.

                              200 APPLIED PARKWAY
                           UNIVERSITY PARK, IL 60466
                                 (708) 534-5575
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                           -------------------------

                                   COPIES TO:

            FREDERICK C. LOWINGER                          CHRISTOPHER D. LUEKING
               SIDLEY & AUSTIN                                LATHAM & WATKINS
           ONE FIRST NATIONAL PLAZA                   233 S. WACKER DRIVE, SUITE 5800
              CHICAGO, IL 60603                              CHICAGO, IL 60606
                (312) 853-7000                                 (312) 876-7700


                           -------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 11, 1998


PROSPECTUS

                                             SHARES

                             APPLIED SYSTEMS, INC.


                             APPLIED SYSTEMS, INC.


                                  COMMON STOCK


     Of the             shares of Common Stock offered hereby,
                    are being sold by Applied Systems, Inc. ("Applied Systems"
or the "Company") and                     are being sold by the Selling
Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


     Prior to this Offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial
public offering price will be between $          and $     per share. See
"Underwriting" for information relating to the determination of the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "APPS."


     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.


                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                                                   PROCEEDS TO
                                PRICE TO             UNDERWRITING           PROCEEDS TO              SELLING
                                 PUBLIC              DISCOUNT(1)             COMPANY(2)            STOCKHOLDERS
--------------------------------------------------------------------------------------------------------------------
Per Share...............           $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
Total(3)................           $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $900,000.


(3) The Selling Stockholders have granted to the Underwriters a 30-day option to
    purchase up to an aggregate of                additional shares of Common
    Stock solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount
    and Proceeds to Selling Stockholders will be $          , $          and
    $          , respectively.

     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for
the shares of Common Stock will be made on or about                     , 1998.

WILLIAM BLAIR & COMPANY                    NATIONSBANC MONTGOMERY SECURITIES LLC
           THE DATE OF THIS PROSPECTUS IS                     , 1998

[THE INSIDE FRONT COVER OF THE PROSPECTUS INCLUDES A DIAGRAM DEPICTING THE FLOW
   OF INFORMATION AMONG INSURANCE CARRIERS, INSURANCE AGENCIES AND INSURANCE CUSTOMERS, AS WELL AS TEXT DESCRIBING THE KEY FUNCTIONS OF THE COMPANY'S THE
            AGENCY MANAGER AND DIAMOND SYSTEM AUTOMATION PRODUCTS.]

     "The Agency Manager" is a registered trademark of the Company. The Diamond System, TAM-The Vision Series, TAM Advantage, FirstRate and PolicyMiner are trademarks of the Company. This Prospectus also includes product names and other trade names, service marks and trademarks of other companies.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK AND THE IMPOSITION OF PENALTY BIDS DURING AND AFTER THE OFFERING. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus gives effect, immediately prior to the consummation of the Offering, to the Reorganization as described in "Reorganization and S Corporation Distribution." References herein to the "Company" or "Applied Systems" shall be deemed, unless the context otherwise indicates, to include (i) with respect to periods following the consummation of the Offering, Applied Systems, Inc., a Delaware corporation, and its subsidiaries, and (ii) with respect to periods preceding the consummation of the Offering, ASI, Asktom and TAM UK, each as defined in "Reorganization and S Corporation Distribution." Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." Certain technical terms are used throughout this Prospectus and are defined in a glossary of terms below. See "Glossary of Terms."


                                  THE COMPANY


     Applied Systems is a leading designer, developer and marketer of automation software for independent insurance agencies. The Company's principal product, The Agency Manager(R) ("TAM"), significantly improves the productivity and efficiency of independent property and casualty ("P&C") insurance agencies by combining client management, policy pricing, electronic data interchange ("EDI"), policy and claims servicing, and accounting and back office administration into an easy to use, completely integrated, single-entry software solution. Since the Company's founding in 1980, the Company's products have been designed to operate on a personal computer platform, and currently support implementations ranging from single users to large local area and wide area networks. A significant advantage of TAM over competing products is that it enables agencies to electronically transmit and receive industry standard information to and from multiple insurance carriers through EDI. Estimates prepared by ACORD, an independent insurance industry association, indicate that the Company leads the P&C insurance industry in EDI capabilities, with TAM enabling over 40% of all industry standard electronic communication links between agencies and carriers. The Company expects general release of its newest TAM product, TAM-Vision Series, in the fourth quarter of 1998. TAM-Vision Series is a Windows NT, 32-bit, client/server product that is designed to support the next generation of industry object-based EDI standards. The Company currently serves over 7,500 agencies, representing over 70,000 concurrent licensed users. Fifteen percent of the approximately 44,000 independent P&C insurance agencies in the U.S. are currently customers of Applied Systems.


     The Company has begun to leverage its insurance industry expertise through the introduction of software solutions for P&C insurance carriers. The Company's Diamond System is a fully integrated Microsoft Windows-based insurance carrier automation system that offers real-time processing of policies and claims, automates billing and facilitates the production of regulatory and statistical reports. The Diamond System provides established EDI connections with the Company's insurance agency customers, which the Company believes comprise the largest base of independent agencies on a single EDI-enabled system, as well as with other insurance agencies operating on industry standard systems. The Company has sold the Diamond System to 13 insurance carriers to date, and recently began an active marketing program for the product. There are approximately 2,400 insurance carriers in the P&C industry in the U.S., most of which have multiple lines of business in a number of states, representing an attractive market opportunity for the Diamond System.

     Applied Systems also provides its customers with support and maintenance services, implementation and consulting services, and third-party equipment and software. In 1997, approximately 35% of the Company's revenue was attributable to support and maintenance agreements. These agreements entitle customers to unlimited support as well as product enhancements and new versions of the Company's products. Product enhancements and new versions are introduced regularly to offer additional functionality and respond to changes in state insurance regulations and other insurance industry and technological developments. As evidence of their high level of satisfaction with the Company's products and services, approximately 96% of TAM customers since 1996 have annually renewed their support and maintenance agreements.

     A.M. Best Company estimates that approximately $276 billion in total premiums were written in the P&C insurance industry in the U.S. in 1997. The Company estimates that agencies and carriers collectively spend a total of approximately 3-4% of such premiums on information technology, including automation software and data processing. The Company expects this spending to increase as competitive pressures on premiums for carriers and on commissions for agencies continue to necessitate productivity and efficiency improvements. Management believes insurance agencies are automating to become more efficient across all areas of their business, allowing them to dedicate more time to providing customer service, soliciting and developing new clients and retaining and leveraging existing accounts. Insurance carriers are also focusing on automation, with many upgrading their systems to more current technologies, often developed and serviced by third-party vendors, in order to realize efficiencies and to reduce the size of their in-house technical and data processing staffs. In addition to efforts to improve automation internally, P&C insurance carriers are actively promoting automation for the independent agencies who sell their products. Some insurance carriers provide incentives to agencies that elect to automate, such as offering financing for or subsidizing the purchase of an automation system or paying higher commissions to automated agencies. Automation and EDI allow insurance agencies to efficiently access policy and pricing data electronically from insurance carriers. Both insurance agencies and carriers are focusing on EDI because it allows for a higher level of cost-efficient communication with fewer redundant steps and reduced exposure to errors and omissions.



     Applied Systems, Inc. was incorporated in Delaware in June 1998 and is the holding company for a business founded in 1980. The Company's principal place of business is located at 200 Applied Parkway, University Park, IL 60466, and its telephone number is (708) 534-5575. The Company's Internet site is http://www.appliedsystems.com.


                                  THE OFFERING

Shares Offered by the Company.................             shares

Shares Offered by the Selling Stockholders....             shares

Common Stock Outstanding Immediately After the
Offering......................................               shares(1)

Use of Proceeds...............................   General corporate purposes,
                                                 including working capital,
                                                 product development and
                                                 possible acquisitions. See "Use
                                                 of Proceeds."

Proposed Nasdaq National Market Symbol........   APPS
-------------------------
(1) Excludes (i) 1,500,000 shares of Common Stock reserved for issuance under
    the Company's Stock Option Plan, including           shares of Common Stock
    reserved for issuance pursuant to stock options being granted to certain employees in connection with the Offering at the initial public offering price, and (ii) 350,000 shares of Common Stock reserved for issuance pursuant to the Company's Employee Stock Purchase Plan. See
    "Management -- Stock Plans."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                         SIX MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,                    JUNE 30,
                                      -----------------------------------------------   ------------------
                                       1993      1994      1995      1996      1997      1997       1998
                                      -------   -------   -------   -------   -------   -------    -------
STATEMENT OF OPERATIONS DATA:
  Revenue...........................  $48,696   $61,041   $63,234   $64,956   $76,068   $34,898    $45,334
  Gross profit......................   25,009    27,514    29,464    29,828    36,688    16,199     22,425
     Harbor Software litigation and
       related items(1).............       --        54       137     6,237    (3,508)      251         --
  Operating income (loss)...........    1,762     1,964     2,878    (2,919)    8,713     1,249      4,111
  Net income (loss)(2)..............    1,336     1,577     2,492    (3,288)    8,487     1,088      4,057

PRO FORMA STATEMENT OF OPERATIONS DATA(3):
  Operating income..................                                $(1,775)  $ 9,783   $ 1,784    $ 4,321
  Income tax provision (benefit)....                                   (707)    3,841       693      1,739
  Net income........................                                 (1,106)    6,008     1,083      2,720
  Net income per share..............                                $         $         $          $
  Weighted average shares
     outstanding(4).................



                                                                     JUNE 30, 1998
                                                                ------------------------
                                                                            PRO FORMA
                                                                ACTUAL    AS ADJUSTED(5)
                                                                -------   --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................    $ 6,977
  Working capital (deficit).................................    (11,478)
  Total assets..............................................     32,762
  Total debt................................................        249
  Stockholders' equity......................................        176


-------------------------

(1) Represents a charge (credit) related to litigation between the Company and Harbor Software, Inc. ("Harbor"). See Note 12 of Notes to Combined Financial Statements. See "Risk Factors -- Proprietary Rights; Risk of Infringement."


(2) Net income (loss) excludes (i) accretion related to the redemption feature on certain common shares of ASI and (ii) the provision for federal and certain state income taxes due to ASI's status as an S corporation. ASI's S corporation status will terminate at the end of the day preceding the Reorganization. See "Reorganization and S Corporation Distribution."


(3) Pro forma to give effect to: (i) the elimination of employee compensation for Robert R. Eustace and Elsa M. Eustace, who upon consummation of the Offering will no longer be employed by the Company or receive compensation from the Company; (ii) the elimination of accretion resulting from the elimination of the redemption feature on certain shares of ASI common stock; and (iii) income tax expense that would have been recorded based on effective tax rates had ASI been taxed as a C corporation during these periods. The duties performed by Robert R. Eustace have been transitioned to James P. Kellner, who is receiving additional compensation effective January 1998 to reflect these added responsibilities. Mr. Kellner has been President of ASI since 1991. During 1997 Mr. Kellner was promoted to CEO and during 1998 he was promoted to Chairman. The duties performed by Elsa M. Eustace have been transitioned to Timothy J. McIntyre, who has been employed by ASI since May of 1998. A portion of Mr. McIntyre's compensation is attributable to these added responsibilities.

     The following is a tabular reconciliation of the historical and pro forma amounts:



                                                                YEARS ENDED        SIX MONTHS ENDED
                                                                DECEMBER 31,           JUNE 30,
                                                             ------------------    -----------------
                                                              1996       1997       1997      1998
                                                             -------    -------    ------    -------
    Net income (loss) available to common stockholders,
      as reported........................................    $(3,288)   $ 8,409    $1,088    $ 4,025
    Elimination of Robert R. and Elsa M. Eustace's
      salary(i)..........................................      1,244      1,170       585        215
    Additional compensation for James P. Kellner and
      Timothy J. McIntyre(i).............................       (100)      (100)      (50)        (5)
    Elimination of accretion(ii).........................         --         77        --         32
    Tax benefit (expense)(iii)...........................      1,038     (3,548)     (540)    (1,547)
                                                             -------    -------    ------    -------
    Pro forma net income (loss)..........................    $(1,106)   $ 6,008    $1,083    $ 2,720
                                                             =======    =======    ======    =======


(4) The number of shares estimated to be outstanding after the Reorganization, but prior to consummation of the Offering.


(5) Pro forma as adjusted to give effect to (i) payment of an aggregate amount of $11.0 million to ASI's current stockholders, representing the estimated undistributed previously taxed S corporation earnings through the date of the Offering, approximately $6.0 million of which is cash and approximately $5.0 million of which is represented by the S Corporation Notes (as defined herein), (ii) the recording of a deferred tax asset that will be recognized as a result of the termination of ASI's S corporation status, which amount would have been approximately $2.6 million as of June 30, 1998, and (iii)
    the sale of                shares of Common Stock offered by the Company
    hereby at an assumed initial public offering price of $       , and the
    application of the estimated net proceeds therefrom as described in "Use of Proceeds." See "Reorganization and S Corporation Distribution."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should carefully consider the following factors in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the following risk factors.

     Product Concentration. The Company has derived substantially all of its revenues from the sale of a limited number of automation products and related services and third-party products for the P&C insurance industry. Agency system licenses and related implementation and consulting services and third-party products incorporated into the Company's TAM product line represented over 60% of the Company's revenues in each of the three most recent fiscal years. The Company expects that revenues related to this product line will continue to account for a majority of the Company's total revenues for the foreseeable future. The life cycle of the TAM product line is difficult to estimate due to the potential effect of new products, applications and product enhancements in the insurance software industry and future competition. Accordingly, the Company's future operating results will depend, in part, on maintaining and increasing acceptance of these products and related services. Any factors adversely affecting the pricing of, or demand for, these products and services or an increase in competition for such products and services could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Agency Systems" and "-- Product Development; Technological Change."

     Product Development; Technological Change. The computer software industry is subject to rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. As a result, the Company's position in its existing market or other markets that it may enter could be altered rapidly by technological advancements not implemented by the Company. The life cycles of the Company's products are difficult to estimate. The products must keep pace with technological developments, conform to evolving industry standards and address increasingly sophisticated customer needs. In particular, the Company believes that it must continue to respond quickly to users' needs for broad functionality and multi-platform support and to advances in hardware and operating systems. Introduction of new products embodying new technologies and the emergence of new industry standards or migration by customers to new operating systems could render the Company's products obsolete and unmarketable. There can be no assurance that the Company will not experience future difficulties that could delay or prevent the successful development, introduction and marketing of new products, or that new products and product enhancements will meet the requirements of the marketplace and achieve market acceptance. If the Company is unable to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition could be materially adversely affected.


     Dependence on New Product Acceptance. As part of its product development, the Company is continually evolving and offering new versions of its products. The Company has developed TAM-Vision Series ("TAM-Vision"), its new version of TAM, which is a 32-bit, client/server application. The Company introduced its beta version of TAM-Vision in the third quarter of 1998 and plans a general release of the product in the fourth quarter of 1998. The Company is also in the process of actively marketing the Diamond System for insurance carriers. There can be no assurance that TAM-Vision and the Diamond System will meet the requirements of the marketplace and achieve market acceptance. Any delay in the commercial availability or market acceptance of such products could have a material adverse effect on the Company's business, operating results and financial condition.


     Dependence on Insurance Industry. Since the Company's inception, substantially all of its revenues have been derived from sales of its automation products and related services and third-party products to the P&C insurance industry, and its future growth is critically dependent on increased revenues from these sources. The success of many of the Company's customers is intrinsically linked to the health of the P&C insurance industry. The Company believes that demand for its products and services could be disproportionately affected by instability or downturns in the P&C insurance industry which may cause existing and potential customers to exit the industry or delay, cancel or reduce any planned expenditures for insurance automation products and related services.


     Fluctuations in Quarterly Operating Results. The Company has experienced, and expects to continue to experience, significant fluctuations in quarterly operating results. The Company's future operating results will depend upon a number of factors, including the demand for the Company's products, the size and timing of specific sales and product shipments, the delay or deferral of customer implementations, the level of product and price competition that it encounters, the length of its sales cycles, the timing of new product introductions and product enhancements by the Company and its competitors, the mix of products and services sold, the timing of new hires, general economic conditions and its ability to develop and market new products and control costs. Historically, the Company's revenues have been significantly higher in December and January. The Company's Diamond System product, which is expected to represent an increasing portion of the Company's revenues as the Company continues its aggressive marketing program, has a significantly higher unit sales price, longer sales cycle and a potentially longer implementation period than the Company's other products, all of which could increase quarterly fluctuations in the Company's operating results. In addition, a customer's decision to purchase and implement an insurance software system is usually discretionary, involves a significant commitment of customer resources and is subject to delays, budget cycles and internal authorization procedures of the Company's customers. The loss or delay of individual orders could have a significant impact on the Company's operating results, particularly on a quarterly basis. As a result of these and other factors, the Company's operating results for any quarter are subject to significant variation, and the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. It is likely that the Company's future quarterly operating results from time to time will not meet the expectations of market analysts or investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations" and "-- Absence of a Public Trading Market; Offering Price; Possible Volatility of Stock Price."


     Insurance Industry Consolidation. The Company believes that the P&C insurance industry is experiencing a period of consolidation resulting in a decrease in the number of independent agencies, which may affect the demand for the Company's products and its ability to generate revenues. Although the Company has not experienced a decrease in the number of TAM users to date, the acquisition of TAM agencies by agencies using a competitor's product could result in such a decrease. Any resulting decline in demand for the Company's products could have a material adverse effect on the business, operating results and financial condition of the Company.

     Competition. The market for the Company's products is highly competitive. The Company competes on the basis of product features, support and maintenance programs, and price. A variety of companies currently offer products that compete with one or more of the Company's product lines. In addition, as the Company targets new markets and introduces new product lines, it expects to encounter competition from additional competitors. In the independent insurance agency market, the Company believes that its most significant competition comes from systems developed by other insurance software vendors such as AMS and Delphi. In the P&C insurance carrier market, the Company believes that its most significant competition comes from policy and claims administration and information systems developed in-house by insurance carriers. Carriers that perform in-house administration typically have made a significant investment in their policy and claims administration systems. In addition, insurance carrier personnel have a vested interest in maintaining these responsibilities in-house. The Company also competes with carrier software vendors, including PMSC and INSpire. Many of the Company's existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on the Company's business, operating results and financial condition.

     Management of Growth, Recruitment and Retention of Technical Personnel. The growth in the size and complexity of the Company's business and expansion of its product lines and its customer base have placed, and are expected to continue to place, a significant strain on the Company's management and operations. The Company's ability to compete effectively and to manage any future growth will depend on its ability to continue to implement and upgrade insurance software products on a timely basis and will require it to recruit and hire additional senior managers, as well as a substantial number of technology, sales and marketing, and training and support personnel. At various times, the Company has experienced delays in implementations of its systems due to a shortage of technical employees and may continue to experience delays in the future. Competition for technical, marketing, sales and management employees is intense and the process of locating personnel with the combination of skills and attributes required to execute the Company's strategy can be difficult, time-consuming and expensive. There can be no assurance that the Company will be successful at hiring or retaining such personnel, or that the Company's personnel, system procedures and controls will be adequate to support the Company's operations. Any failure to implement and upgrade the Company's insurance software products or to attract, train, motivate or manage employees could have a material adverse effect on the Company's business, operating results and financial condition. See "-- Dependence on Key Personnel," "Business -- Employees" and "Management."

     Product Liability; Product Defects. The Company's software products are highly complex and sophisticated and could, from time to time, contain design defects or software errors that could be difficult to detect and correct. Despite extensive testing, the Company from time to time has discovered defects or errors in its products only after its systems have been used by customers. In addition, the Company or its customers may from time to time experience difficulties relating to the integration of the Company's products with other hardware or software in the customer's environment. There can be no assurance that such defects, errors or difficulties will not cause future delays in product introductions and shipments, result in increased costs and diversion of development and support resources, require design modifications or impair customer satisfaction with the Company's products. Design defects, software errors, misuse of the Company's products, incorrect data from external sources or other potential problems within or outside of the Company's control that may arise from the use of the Company's products could result in financial or other damages to the Company's customers. The Company does not maintain a separate product liability insurance policy. Although the Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect the Company against such claims and the liability and costs associated therewith. Accordingly, any such claim could have a material adverse effect on the Company's business, operating results and financial condition.

     Proprietary Rights; Risk of Infringement. The Company's success is heavily dependent upon its proprietary technology. The Company relies primarily on a combination of trade secret, copyright and trademark law, confidentiality agreements and contractual restrictions on copying and disclosure contained in its customer licenses and nondisclosure agreements with its employees and contractors to protect proprietary rights in its software. The Company has no patents or patent applications pending, and existing trade secret and copyright laws afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult and, while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem, particularly in international markets and as a result of the growing use of the Internet. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the U.S. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that the Company's competitors will not independently develop products or technologies that are substantially equivalent or superior to the Company's products or technologies. See "Business -- Intellectual Property Rights and Licenses."

     The Company was involved in litigation in which Harbor alleged, and a trial court found, misappropriation of trade secrets. The litigation with Harbor was recently settled for $5.0 million. See Note 12 of Notes to Combined Financial Statements. There can be no assurance that other third parties will not assert infringement claims against the Company in the future with respect to past, current or future products. As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time-consuming and expensive to defend, cause product shipment delays or require the Company to alter or abandon its products or enter into royalty or licensing agreements. Such royalty agreements, if required, may not be available on terms acceptable to the Company. Successful infringement claims against the Company could have a material adverse effect on the Company's business, operating results and financial condition.

     Reliance on Microsoft Technologies. The Company's software products are designed primarily to operate with Microsoft technologies, including Windows NT, Windows 95, Windows 3.x, Microsoft Office and SQL Server, and the Company believes it is important that its products and technology continue to be compatible with new developments in Microsoft technology. A decreasing portion of the Company's products are also designed to operate with Microsoft DOS. Although the Company believes that Microsoft technologies are currently widely utilized by businesses of all sizes, there can be no assurance that businesses will (i) continue to adopt such technologies as anticipated, (ii) migrate from older Microsoft technologies (such as DOS or earlier versions of Windows) to newer Microsoft technologies or (iii) not adopt alternative technologies that the Company does not support. If businesses do not migrate from older technologies and adopt the Microsoft technologies with which the Company's products are compatible or adopt alternative technologies that the Company does not support, the Company's business, operating results and financial condition could be materially adversely affected.


     Effects of Year 2000. Certain computer software programs will be unable to process two-digit year-date codes after December 31, 1999 (the "Year 2000 Problem"). The Year 2000 Problem could have a material adverse effect on the Company's business, operating results and financial condition if its internal systems, agency and carrier products, vendors and suppliers or third party hardware and software are not Year 2000 compatible or if other agencies and carriers with whom its customers communicate information are not Year 2000 compatible. Although the Company's insurance carrier software and the current version of its agency management software are designed to be compatible with the Year 2000, certain of the Company's agency customers continue to utilize prior versions of the Company's agency management software that may be affected by the Year 2000 Problem. Moreover, the compatibility of the Company's software with the Year 2000 cannot be fully ascertained in advance of the Company's customers using its products in the Year 2000. There can also be no assurance that operating systems which support the Company's systems or third-party software incorporated into the Company's agency management software will be fully compatible with the Year 2000. The Company also faces risk to the extent that suppliers of products, services and systems purchased by the Company and others with whom the Company transacts business may not comply with Year 2000 requirements. To the extent the Year 2000 Problem affects the Company's software or associated third party software or prevents third parties from timely delivery of products or services required by the Company, the Company's business, operating results and financial condition could be materially adversely affected. Further, as automated insurance agencies explore ways to mitigate the Year 2000 Problem, the Company may experience a slight increase in sales of its Year 2000 compatible agency management software that may cause a one-time increase in revenues to a level that the Company may not be able to maintain and may, in fact, result in comparatively lower sales of its agency management software in the periods following such increase. The Company does not currently have an insurance policy which covers losses arising from the Year 2000 Problem. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."


     Dependence on Key Personnel. The Company's future success depends, in significant part, upon the continued services of James P. Kellner, its Chairman of the Board, President and Chief Executive Officer, as well as other executive officers and key personnel. The loss of services of Mr. Kellner or one or more of the Company's other executive officers or key employees could have a material adverse effect on the Company's business, financial condition and results of operations, and there can be no assurance that the Company will be able to retain its executive officers or key personnel. See "Management."

     Acquisitions. The Company may, from time to time, pursue acquisitions of businesses, customer bases, products or technologies that complement or expand its existing business. The Company evaluates potential acquisition opportunities from time to time, including those that could be material in size and scope. Acquisitions involve a number of risks, including the diversion of management's attention from day-to-day operations to the assimilation of the operations and personnel of the acquired companies and the incorporation of acquired operations, customer bases, products or technologies. Such acquisitions could also have adverse effects on the Company's operating results, and could result in dilutive issuances of equity securities and dilution of earnings, the incurrence of debt and the loss of key employees. In addition, many business acquisitions must be accounted for as purchases and, because most software-related acquisitions involve the purchase of significant intangible assets, these acquisitions typically result in substantial amortization charges and charges for acquired research and development projects, which could have a material adverse effect on the Company's operating results. There can be no assurance that any such acquisitions will occur or that, if such acquisitions do occur, the acquired businesses, customer bases, products or technologies will generate sufficient revenue to offset the associated costs or effects.


     Reliance on Third-Party Software and Hardware. The Company incorporates into its software products certain application software licensed from third parties. In addition, occasionally the Company will purchase servers, network software and other software and hardware products which the Company resells to its customers and installs together with the Company's products to provide a fully operational system. If any of these third parties ceases to do business or abandons or fails to maintain or enhance a particular software or hardware product line or if the Company ceases to be an authorized reseller of such products, the Company may need to seek other suppliers. Any delay in finding alternative suppliers could have a material adverse effect on the Company's business, operating results and financial condition. In addition, there can be no assurance that the Company would be able to find alternative suppliers of products acceptable to its customers or that the Company's current suppliers will not significantly alter their pricing in a manner adverse to the Company. The Company does not intend to pursue the sale of third-party software and hardware as a strategic growth opportunity, and these sales represent a declining portion of the Company's revenue mix. See
"Business -- Products -- Agency Systems -- Third Party Products."



     International Operations; Foreign Currency Fluctuations. The Company's customers outside the U.S. historically have been located principally in Canada and the U.K. In the future, the Company may decide to conduct business in other foreign countries. The Company's operations outside the U.S. are subject to certain risks, including unexpected changes in regulatory requirements, tariffs and other barriers, political and economic instability, difficulties in managing distributors or representatives, difficulties in staffing and managing foreign subsidiary operations, difficulties or delays in translating products and product documentation into foreign languages, and potentially adverse tax consequences. In addition, certain of the Company's business conducted abroad is denominated in foreign currencies. The Company does not engage in currency hedging and, therefore, is vulnerable to exchange rate risk. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, operating results and financial condition.



     Anti-takeover Effects of Charter and Statutory Provisions. Certain provisions of the Company's Restated Certificate of Incorporation and Restated By-Laws and certain sections of the Delaware General Corporation Law, including those which authorize the Company's Board of Directors to issue shares of preferred stock and to establish the voting rights, preferences and other terms thereof without further action by stockholders, may be deemed to have anti-takeover effects and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which some stockholders may deem to be in their best interests). These provisions could delay or frustrate the removal of incumbent directors or the assumption of control by an acquirer, even if such removal or assumption of control would be beneficial to stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if such events would be beneficial to the interests of stockholders. Such provisions include, among other things, (i) a classified Board of Directors serving staggered three-year terms, (ii) the elimination of stockholder voting by written consent, (iii) that only the Chief Executive Officer or the Board of Directors may call special meetings of stockholders,
(iv) that directors may be removed only for cause and then only by the holders of at least 75% of the outstanding voting power, (v) permission for the Board of Directors, when considering a tender offer, merger or other acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders and (vi) certain advance notice requirements for stockholder proposals and nominations for election to the Board of Directors. The Company is subject to Section 203 of the Delaware General Corporation Law which will, subject to certain exceptions, prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless (i) the interested stockholder attained such status with the approval of the Board of Directors, (ii) the business combination is approved in a prescribed manner or
(iii) the interested stockholder owns at least 85% of the outstanding voting stock as a result of the transaction in which it became an interested stockholder. However, Section 203's restrictions do not apply if the business combination is with an interested stockholder who became an interested stockholder when the restrictions did not apply (as was the case when Robert R. Eustace became an interested stockholder). See "Description of Capital
Stock -- Delaware Law and Certain Charter and By-Law Provisions."


     Ownership by Management and Principal Stockholders. After consummation of the Offering, Robert R. Eustace, the Company's founder, together with Elsa M.
Eustace, will beneficially own approximately      % of the outstanding shares of
Common Stock and, together with officers, directors and relatives of certain
directors, will beneficially own approximately      % of the outstanding shares
of Common Stock. By virtue of such holdings, and if and to the extent such stockholders act in concert (although no agreement or arrangement exists requiring them to do so), such stockholders will have substantial influence over the election of directors and other matters, including the outcome of certain fundamental corporate transactions (such as certain mergers and sales of assets) requiring stockholder approval. The interests of such stockholders could conflict with the interests of other stockholders of the Company. See "Principal and Selling Stockholders."


     Benefits of the Offering to Existing Stockholders. The Selling Stockholders will significantly benefit from this Offering. They will be entitled to receive
an estimated $     ($     if the Underwriters' overallotment option is exercised
in full) in net proceeds from the Offering, based on an assumed initial public
offering price of $     per share. See "Use of Proceeds" and "Principal and
Selling Stockholders." This will create for each of them an unrealized gain equal to the difference between the effective acquisition cost of their shares and the value of such shares after the Offering based upon the public market price. See "Dilution." In addition, it is anticipated that the Offering will create a public market for the Company's Common Stock, thus allowing existing stockholders to sell stock in the public market from time to time pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), or other exemptions from registration or pursuant to subsequently filed registration statements, subject to lock-up agreements entered into in connection with the Offering. See "Shares Eligible for Future Sale."



     Shares Eligible for Future Sale. Sales of a substantial number of shares of Common Stock in the public market after the Offering could adversely affect the
market price of the Common Stock. In addition to the                     shares
of Common Stock offered hereby, substantially all of the remaining shares of the Common Stock owned by current stockholders of the Company (approximately shares) have been held for more than one year and, as such, will be eligible for sale in the public market beginning upon the expiration of the lock-up agreements described below, subject to certain volume and manner of sale restrictions imposed by Rule 144. Sales of a substantial number of shares of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."


     All existing stockholders of the Company have agreed not to publicly offer, sell or otherwise dispose of any shares of Common Stock owned by them for 180 days from the date of this Prospectus without the consent of William Blair & Company, L.L.C. However, William Blair & Company, L.L.C. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. See "Underwriting."

     Absence of a Public Trading Market; Offering Price; Possible Volatility of Stock Price. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active market will develop upon consummation of the Offering. Consequently, the offering price of the Common Stock will be determined by negotiations among the Company and representatives of the Underwriters, and may not be indicative of the market price of the Common Stock after the Offering. See

"Underwriting" for a description of the factors to be considered in the determination of the initial public offering price of the Common Stock. The trading price of the Common Stock also could be subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant contracts, changes in management or new products or services offered by the Company or its competitors, general trends in the industry, changes in analyst estimates and other events or factors. In addition, the stock market has experienced price and volume fluctuations which have particularly affected the market price of many companies in similar industries and which often have been unrelated to the operating performance of these companies. These market fluctuations may adversely affect the market price of the Common Stock.

     S Corporation Distribution; Prior Tax Periods. In connection with the distribution of estimated undistributed taxable S corporation earnings by ASI to the current stockholders of ASI, on or before the day preceding the day of the Reorganization ASI will make the S Corporation Distribution (as defined herein) consisting of a cash payment of $6.0 million and the S Corporation Notes (as defined herein). Amounts due on the S Corporation Notes will be payable only out of future cash flow from ASI operations and none of the proceeds of the Offering will be used to repay the S Corporation Notes. Nevertheless, the payment of the S Corporation Distribution to the current stockholders of ASI will reduce the amount of cash that would otherwise be available to the Company for other corporate purposes. The actual amount of the S Corporation Distribution will depend upon a number of factors, including actual cash receipts and disbursements of ASI prior to the termination of ASI's S corporation status. Any increase in the undistributed taxable S corporation earnings over the amount currently estimated will increase the amount of the distribution to current stockholders of ASI. See "Reorganization and S Corporation Distribution."

     Since January 1987, ASI has elected to be treated for federal income tax purposes as an "S corporation" under the Internal Revenue Code, of 1986, as amended (the "Code") and similar treatment has been elected in certain states in which ASI has conducted business. As an S corporation, ASI's stockholders, rather than ASI, have been and are required to pay federal and certain state income taxes based on ASI's taxable earnings, whether or not such earnings have been distributed to ASI's stockholders. Notwithstanding this election, ASI might be liable for income taxes and other taxes with respect to taxable periods prior to the day of the Offering. For example, in jurisdictions in which ASI was not treated as an S corporation, subsequent tax adjustments upon audit of pre-Offering periods might result in additional tax liability of ASI. ASI might also be liable, upon audit or otherwise, for additional non-income taxes (sales, use, payroll and other non-income taxes) in all jurisdictions (whether or not that jurisdiction treats ASI as an S corporation). Furthermore, if the Internal Revenue Service (or state taxing authorities) were to challenge the status of ASI as an S corporation and prevail, then ASI would be liable for corporate-level federal (and state) income taxes that would have been imposed on ASI had it filed as a C corporation. The current ASI stockholders have agreed to provide certain tax indemnities in that regard. See "Certain Transactions."

     Substantial Dilution. Purchasers of the Common Stock in the Offering will incur an immediate substantial dilution in the net tangible book value per share of Common Stock. Based on an assumed initial public offering price of
$          per share, as of March 31, 1998 such dilution, on a pro forma basis,
would have been $          per share. See "Dilution."

     Significant Unallocated Net Proceeds. A substantial portion of the anticipated net proceeds of the Offering has not been designated for specific uses. Therefore, the Company will have broad discretion with respect to the use of the net proceeds of the Offering. See "Use of Proceeds."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be
approximately $          million, assuming an initial public offering price of
$     per share and after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. The principal purposes of the Offering are to obtain funds for general corporate purposes, including working capital and product development, to facilitate the Company's access to the public equity markets as a means of attracting and retaining key employees and to enhance the Company's ability to use its Common Stock as consideration for possible acquisitions. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, products or services; however, there are no commitments or agreements with respect to any such transaction at the present time. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade obligations. None of the proceeds of the Offering will be used to pay the S Corporation Distribution.

                                DIVIDEND POLICY

     The Company does not expect to declare or pay any cash dividends on its Common Stock in the foreseeable future following the Offering. The Company intends to retain earnings to finance the growth and development of its business. The Company's current credit facility prohibits the payment of cash dividends. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements and earnings of the Company, limitations on dividend payments pursuant to the terms of debt agreements and such other factors as the Board of Directors may deem relevant.

     Historically, as an S corporation, ASI has made substantial cash distributions to its stockholders. As discussed below under "Reorganization and S Corporation Distribution," on or before the day preceding the day of the Reorganization, ASI will make the S Corporation Distribution. Purchasers of Common Stock in the Offering will not receive any portion of such distribution.

                               REORGANIZATION AND
                           S CORPORATION DISTRIBUTION


     The business of the Company is conducted by three affiliated entities:
Applied Systems, Inc., an Illinois corporation ("ASI"); Asktom, Ltd., an Ontario corporation ("Asktom"); and The Agency Manager Limited, a United Kingdom unlimited liability company ("TAM UK"). In contemplation of the Offering, Applied Systems, Inc., a Delaware corporation, was formed in June 1998. Effective immediately prior to the consummation of the Offering, all of the equity interests in ASI and Asktom will be contributed by their holders to the Company in exchange for Common Stock (and cash in lieu of fractional shares of Common Stock, if any), and the stockholders (each of which is a corporation) of TAM UK will be merged with and into the Company and those individuals owning the capital stock of such stockholders will receive Common Stock (and cash in lieu of fractional shares of Common Stock, if any) in such mergers (such contributions and mergers, collectively, the "Reorganization.") See "Certain Transactions."



     Since January 1987, ASI has elected to be treated for federal and certain state income tax purposes as an "S corporation" under the Code. As a result, ASI's stockholders, rather than ASI, have been and are required to pay federal and certain state income taxes based on ASI's taxable earnings, whether or not such earnings have been distributed to ASI's stockholders. ASI will terminate its S corporation status at the end of the day (the "Termination Date") preceding the day of the Reorganization. The Company, ASI and the current stockholders of ASI will enter into an agreement which, generally, will provide that the current stockholders of ASI shall be severally liable for, and indemnify the Company and ASI against, any taxes based on net income imposed on ASI by a federal, state or local taxing jurisdiction with respect to a taxable year or period ending on or prior to the Termination Date (or, in the case of a taxable year or period beginning before and ending after the Termination Date, the portion of the taxable year or period ending at the close of the Termination
Date) that, with respect to such jurisdiction, ASI filed tax returns on the basis that it was entitled to be taxed as, or in a manner similar to, an "S corporation" within the meaning of Section 1361 of the Code. See "Certain Transactions." In connection with the termination of its S corporation status, on or prior to the Termination Date, ASI will make one or more distributions of undistributed previously taxed S corporation earnings to its current stockholders in the aggregate estimated amount of $11 million (the "S Corporation Distribution"), consisting of (i) $6.0 million in cash and (ii) $5.0 million aggregate principal amount of promissory notes bearing interest at a rate of 7.25%, payable on or before five years from the date of issuance (the "S Corporation Notes"). The actual amount of such undistributed previously taxed S corporation earnings will depend upon a number of factors, including actual cash receipts and payments prior to the Termination Date. Any increase or decrease in such undistributed taxable S corporation earnings will increase or decrease, as the case may be, the amount of the S Corporation Notes. Amounts due on the S Corporation Notes will be payable only out of future cash flow from ASI operations, and none of the proceeds of the Offering will be used to repay the S Corporation Notes. In the event the Company is unable to pay the S Corporation Notes out of future cash flow from ASI operations on or prior to the date when they become due, the Company would be in default on such Notes and, therefore, subject to enforcement proceedings by the holders of the S Corporation Notes. In addition, such non-payment could trigger cross-default provisions of other instruments of indebtedness of the Company. ASI, as a subsidiary of the Company, will become subject to corporate income taxation as a C corporation under the Code and certain state laws. In accordance with Statement of Financial Accounting Standards No. 109, ASI will record a net deferred income tax asset at the Termination Date. If ASI were a C corporation as of June 30, 1998, approximately $2.6 million of net deferred income tax assets would have been recorded. The estimated net deferred income tax asset will be revised based upon the results of operations and financial condition of ASI from June 30, 1998 through the Termination Date and may be significantly larger or smaller than the foregoing amount. See Note 2 of Notes to Combined Financial Statements.

                                 CAPITALIZATION


     The following table sets forth at June 30, 1998 (i) the actual total short-term debt and total capitalization of the Company, (ii) such short-term debt and capitalization on a pro forma basis to give effect to the S Corporation Distribution, the reclassification of the deficit to additional paid-in capital in connection with the termination of the Company's S corporation tax status, the recording of a deferred tax asset that will be recognized as a result of the termination of the Company's S corporation tax status, which amount would have been approximately $2.6 million as of June 30, 1998, the elimination of the redemption feature on certain shares of ASI common stock, and the adoption of the Restated Certificate of Incorporation and (iii) such pro forma short-term debt and capitalization as adjusted to reflect the sale of the shares of Common Stock offered hereby and application of the net proceeds therefrom, after deducting the underwriting discount and estimated offering expenses. This table should be read in conjunction with the Company's Combined Financial Statements and related Notes thereto and other financial information appearing elsewhere in this Prospectus. See "Use of Proceeds," "Reorganization and S Corporation Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



                                                                        JUNE 30, 1998
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                             -------    ---------    -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt:
  Current portion of long-term debt........................  $   224    $    224
                                                             =======    ========      ========
Long-term debt:
  Long-term debt, less current portion.....................  $    25    $     25
  S Corporation Notes......................................       --       5,000
                                                             -------    --------      --------
          Total long-term debt, less current portion.......       25       5,025
                                                             -------    --------      --------
Stockholders' equity:
  Preferred stock, $.01 par value; 2,000,000 shares
     authorized, none issued and outstanding,..............
  Common stock, $.01 par value; 45,000,000 shares
       authorized, 77 shares issued and outstanding,
       actual;        shares issued and outstanding, pro
       forma; and        shares issued and outstanding, pro
       forma as adjusted(1)................................      318         323
  Additional paid-in capital...............................    2,610     (10,768)
  Cumulative translation adjustment........................       55          55
  Retained earnings (deficit)..............................   (2,487)      2,600
  Treasury stock...........................................     (320)       (320)
                                                             -------    --------      --------
     Total stockholders' equity............................      176      (8,110)
                                                             -------    --------      --------
          Total capitalization.............................  $   201    $ (3,085)
                                                             =======    ========      ========


-------------------------
(1) Excludes (i) 1,500,000 shares of Common Stock reserved for issuance under
    the Company's Stock Option Plan, including           shares of Common Stock
    reserved for issuance pursuant to stock options being granted to certain employees in connection with the Offering at the initial public offering price, and (ii) 350,000 shares of Common Stock reserved for issuance pursuant to the Company's Employee Stock Purchase Plan. See "Management -- Stock Plans."

                                    DILUTION


     At June 30, 1998, the Company's net tangible book value was $          or
$          per share of Common Stock. Net tangible book value per share represents the Company's total net tangible assets less total liabilities divided by the number of shares of Common Stock that will be outstanding immediately after the Reorganization. Without taking into account any other changes in net tangible book value after June 30, 1998, other than to give effect to the receipt of its portion of the estimated net proceeds of the
Offering, at an assumed initial public offering price of $          per share,
the payment of the estimated S Corporation Distribution and the recording of net deferred tax assets of approximately $2.6 million, the pro forma net tangible
book value of the Company on June 30, 1998 would have been $          or
$          per share. This represents an immediate increase in net tangible book
value to existing stockholders of approximately $          per share and an
immediate dilution to purchasers of Common Stock in the Offering of $ per share, as illustrated by the following:



  Assumed initial public offering price per share..........               $
     Net tangible book value per share as of June 30,
       1998................................................    $
     Net decrease per share attributable to the S
       Corporation Distribution and deferred taxes.........    $
     Increase attributable to new investors................
                                                               -------
  Pro forma net tangible book value after the Offering.....               $
                                                                          -------
  Dilution per share to new investors......................               $
                                                                          =======



     The following table summarizes at June 30, 1998 on a pro forma basis after giving effect to the Offering, the difference between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total cash consideration paid to the Company, and the average price per share paid by existing stockholders and by the purchasers of the shares offered by the Company hereby (at an assumed initial public offering
price of $     per share):


                                                                                TOTAL
                                                     SHARES PURCHASED       CONSIDERATION
                                                     -----------------    -----------------    AVERAGE PRICE
                                                     NUMBER    PERCENT    AMOUNT    PERCENT      PER SHARE
                                                     ------    -------    ------    -------    -------------
Existing stockholders(1)(2)......................                   %      $             %         $
New stockholders(2)..............................
                                                      ---        ---       ---        ---
          Total..................................                100%      $          100%
                                                      ===        ===       ===        ===

-------------------------
(1) The sale of Common Stock by the Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to
    shares, or approximately      % of the total number of shares of Common
    Stock to be outstanding after the Offering, and will increase the number of
    shares held by the new stockholders to                     shares, or
    approximately      % of the total number of shares of Common Stock to be
    outstanding after the Offering. See "Principal and Selling Stockholders."

(2) Excludes (i) 1,500,000 shares of Common Stock reserved for issuance under
    the Company's Stock Option Plan, including           shares of Common Stock
    reserved for issuance pursuant to stock options being granted to certain employees in connection with the Offering at the initial public offering price, and (ii) 350,000 shares of Common Stock reserved for issuance pursuant to the Company's Employee Stock Purchase Plan. See
    "Management -- Stock Plans."

                            SELECTED FINANCIAL DATA


     The following selected financial data should be read in conjunction with the financial statements and the notes thereto included elsewhere herein. The statement of operations data set forth below with respect to the years ended December 31, 1995, 1996 and 1997 are derived from, and are qualified by reference to, the audited financial statements of the Company included elsewhere in this Prospectus. The statement of operations data set forth below with respect to the years ended December 31, 1993 and 1994 and the selected financial data for the six month periods ended June 30, 1997 and June 30, 1998 have been derived from the unaudited financial statements of the Company. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management of the Company, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results of operations for the six month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the full fiscal year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Combined Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                                                                    SIX MONTHS
                                                                                                       ENDED
                                                      YEARS ENDED DECEMBER 31,                       JUNE 30,
                                        ----------------------------------------------------    -------------------
                                         1993       1994       1995        1996       1997        1997       1998
                                         ----       ----       ----        ----       ----        ----       ----
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue:
    License.........................    $11,070    $14,878    $13,836    $ 15,435    $20,291    $  8,759    $11,737
    Service.........................     16,910     20,474     25,861      29,125     34,793      16,614     21,761
    Third-party equipment and
      software......................     20,716     25,689     23,537      20,396     20,984       9,525     11,836
                                        -------    -------    -------    --------    -------    --------    -------
         Total revenue..............     48,696     61,041     63,234      64,956     76,068      34,898     45,334
                                        -------    -------    -------    --------    -------    --------    -------
  Cost of revenue:
    License.........................         50      1,097        244         585        994         518        852
    Service.........................     10,788     15,681     17,830      20,232     22,546      11,016     12,740
    Third-party equipment and
      software......................     12,849     16,749     15,696      14,311     15,840       7,165      9,317
                                        -------    -------    -------    --------    -------    --------    -------
      Total cost of revenue.........     23,687     33,527     33,770      35,128     39,380      18,699     22,909
                                        -------    -------    -------    --------    -------    --------    -------
  Gross profit......................     25,009     27,514     29,464      29,828     36,688      16,199     22,425
                                        -------    -------    -------    --------    -------    --------    -------
  Operating expenses:
    Research and development........      5,520      7,351      7,728       7,876      9,738       4,415      5,968
    Sales and marketing.............      6,970      8,893      9,067       8,224     10,182       4,813      5,883
    General and administrative......     10,757      9,252      9,654      10,410     11,563       5,471      6,463
    Harbor Software litigation and
      related items(1)..............         --         54        137       6,237     (3,508)        251         --
                                        -------    -------    -------    --------    -------    --------    -------
      Total operating expenses......     23,247     25,550     26,586      32,747     27,975      14,950     18,314
                                        -------    -------    -------    --------    -------    --------    -------
  Operating income (loss)...........      1,762      1,964      2,878      (2,919)     8,713       1,249      4,111
  Other income (expense), net.......       (384)      (299)      (160)        (38)        66          (8)       139
                                        -------    -------    -------    --------    -------    --------    -------
  Income (loss) before income
    taxes...........................      1,378      1,665      2,718      (2,957)     8,779       1,241      4,250
  Provision for income taxes........         42         88        226         331        292         153        193
                                        -------    -------    -------    --------    -------    --------    -------
  Net income (loss)(2)..............    $ 1,336    $ 1,577    $ 2,492    $ (3,288)   $ 8,487    $  1,088    $ 4,057
                                        =======    =======    =======    ========    =======    ========    =======
PRO FORMA STATEMENT OF OPERATIONS
  DATA (UNAUDITED)(3):
  Operating income..................                                     $ (1,775)   $ 9,783    $  1,784    $ 4,321
  Income tax provision (benefit)....                                         (707)     3,841         693      1,739
  Net income........................                                       (1,106)     6,008       1,083      2,720
  Net income per share..............                                     $           $          $           $
  Weighted average shares
    outstanding(4)..................
BALANCE SHEET DATA:
  Cash and cash equivalents.........    $ 3,829    $ 2,385    $ 2,144    $  1,780    $ 4,379    $  2,813    $ 6,977
  Working capital (deficit).........     (2,366)    (5,377)    (5,370)    (13,380)    (8,248)    (13,982)   (11,478)
  Total assets......................     16,034     20,871     20,423      20,676     32,577      21,362     32,762
  Total debt........................      4,075      3,617      4,050       1,039        536         754        249
  Total stockholders' equity
    (deficit).......................       (375)       555     (1,030)     (5,880)       (47)     (6,149)       176


                                               (See footnotes on following page)

(Footnotes from previous page)
-------------------------

(1) Represents a charge (credit) related to litigation between the Company and Harbor. See Note 12 of Notes to Combined Financial Statements and "Risk Factors -- Proprietary Rights; Risk of Infringement."



(2) Net income (loss) excludes (i) accretion related to the redemption feature on certain common shares of ASI and (ii) the provision for federal and certain state income taxes due to ASI's status as an S corporation. If accretion were reflected as a reduction of net income, net income available to common stockholders would have been $8,409,000 and $4,025,000 for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively. ASI's S corporation status will terminate at the close of the Termination Date. See "Reorganization and S Corporation Distribution."



(3) Pro forma to give effect to: (i) the elimination of employee compensation for Robert R. Eustace and Elsa M. Eustace, who upon consummation of the Offering will no longer be employed by the Company or receive compensation from the Company; (ii) the elimination of accretion resulting from the elimination of the redemption feature on certain shares of ASI common stock; and (iii) income tax expense that would have been recorded based on effective tax rates had ASI been taxed as a C corporation during these periods. The duties performed by Robert R. Eustace have been transitioned to James P. Kellner, who received additional compensation effective January 1998 to reflect these added responsibilities. Mr. Kellner has been President of ASI since 1991. During 1997 Mr. Kellner was promoted to CEO and during 1998 he was promoted to Chairman. The duties performed by Elsa M. Eustace have been transitioned to Timothy J. McIntyre, who has been employed by ASI since May of 1998. A portion of Mr. McIntyre's compensation is attributable to these added responsibilities.



     The following is a tabular reconciliation between the historical and pro forma amounts:



                                                                YEARS ENDED        SIX MONTHS ENDED
                                                                DECEMBER 31,           JUNE 30,
                                                             ------------------    -----------------
                                                              1996       1997       1997      1998
                                                             -------    -------    ------    -------
    Net income (loss) available to common stockholders,
      as reported........................................    $(3,288)   $ 8,409    $1,088    $ 4,025
    Elimination of Robert R. and Elsa M. Eustace's
      salary(i)..........................................      1,244      1,170       585        215
    Additional compensation for James P. Kellner and
      Timothy J. McIntyre(i).............................       (100)      (100)      (50)        (5)
    Elimination of accretion(ii).........................         --         77        --         32
    Tax benefit (expense)(iii)...........................      1,038     (3,548)     (540)    (1,547)
                                                             -------    -------    ------    -------
    Pro forma net income (loss)..........................    $(1,106)   $ 6,008    $1,083    $ 2,720
                                                             =======    =======    ======    =======


(4) The number of shares estimated to be outstanding after the Reorganization, but prior to the consummation of the Offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Information contained in this Prospectus concerning markets for the Company's products and trends in the Company's operations or financial results, as well as other statements including words such as "believe," "estimate," and "expect" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, including, but not limited to those discussed in "Risk Factors," and actual results may differ materially from historical results and those currently anticipated.

OVERVIEW


     Applied Systems designs, develops and markets comprehensive automation solutions for independent insurance agencies and P&C insurance carriers. The Company's revenue consists of fees derived from the licensing of its automation systems, service revenue from support and maintenance services and implementation and consulting services, and revenue from the resale of third-party equipment and software. The Company's license revenue consists primarily of sales of its newest versions of its agency and carrier automation products to new customers. The Company does not normally sell earlier versions to new customers, but does occasionally sell additional user licenses of these earlier versions to existing customers. Since the Company's inception, substantially all of its revenue has been derived from automation system licenses and related services and third-party products for the P & C insurance industry. The Company has developed and recently began an active marketing program for its automation system for insurance carriers. The Company currently serves over 7,500 independent insurance agencies with its agency automation products and has sold its carrier system to 13 insurance carriers.


     Revenue from the licensing of the Company's agency automation products is recognized when a product is delivered to the customer. License fees for agency systems are payable on a cash on delivery basis. For carrier systems, the Company uses the percentage-of-completion accounting method to recognize license revenue and related cost of revenue. Carrier system license fees are payable in installments based on specified events, beginning with contract signing and ending with a final payment due upon customer acceptance of the completed system.

     Service revenue from support and maintenance services and implementation and consulting services is driven by the licensing of the Company's automation systems. Support and maintenance agreements entitle customers to unlimited technical support as well as product enhancements and new versions of the Company's products. The majority of these support and maintenance fees are payable annually in advance. Revenue from support and maintenance services is recognized ratably over the term of the support agreement. Fees related to implementation and consulting services are recognized as the services are performed.

     Revenue from the sale of third-party hardware and software products, which are sold in connection with agency systems, is payable and recognized upon delivery. Although margins on third-party equipment and software typically are significantly lower than on licenses of the Company's automation systems, the Company offers third party equipment and software to customers in need of a turn-key automation solution.

     Cost of license revenue consists primarily of the costs of media, product manuals, shipping and fulfillment, royalties paid to third parties and personnel related costs associated with configuration of carrier systems. Cost of service revenue is comprised primarily of personnel related costs associated with support and maintenance services and implementation and consulting services. Cost of third-party equipment and software consists primarily of computer and peripheral equipment and license fees and royalties for third-party software.

     Research and development expenses are comprised primarily of personnel related costs incurred to enhance the Company's existing products and develop new products. Sales and marketing expenses consist primarily of personnel related costs of the Company's sales, marketing and advertising activities. General and administrative expenses include personnel related costs for accounting, human resources and executive management, as well as professional fees and property and sales taxes.

     The Company has not capitalized any of its software development expenses because the development costs incurred during the period between achieving technological feasibility and general release of the product to customers have not been material.

     In connection with the termination of its S corporation status, on or before the Termination Date, ASI will make the S Corporation Distribution, consisting of cash and the S Corporation Notes. Amounts due on the S Corporation Notes will be payable only out of future cash flow from ASI operations and none of the proceeds of the Offering will be used to repay the S Corporation Notes. See "Reorganization and S Corporation Distribution."


     ASI's pro forma effective tax rate was 39.0% in 1997, 1996 and 1995 and for each of the six-month periods ended June 30, 1998 and 1997.


RESULTS OF OPERATIONS

     The following table sets forth certain historical and pro forma statements of operations data as a percentage of total revenue for the periods indicated and the percentage change in such data versus the prior comparable period. The trends illustrated in the following table are not necessarily indicative of future results.


                                                                                                PERCENTAGE INCREASE (DECREASE)
                                                                           SIX MONTHS         ----------------------------------
                                              YEARS ENDED                    ENDED                                        FIRST
                                              DECEMBER 31,                  JUNE 30,                                      HALF
                                      ----------------------------      ----------------        1995         1996        1997 TO
                                      1995        1996       1997       1997       1998       TO 1996       TO 1997       1998
                                      ----        ----       ----       ----       ----       -------       -------      -------
Revenue:
  License...........................   21.9%      23.8%       26.7%      25.1%      25.9%        11.6%        31.5%        34.0%
  Service...........................   40.9       44.8        45.7       47.6       48.0         12.6         19.5         31.0
  Third-party equipment and
    software........................   37.2       31.4        27.6       27.3       26.1        (13.3)         2.9         24.3
                                      -----      -----       -----      -----      -----
    Total revenue...................  100.0      100.0       100.0      100.0      100.0          2.7         17.1         29.9
                                      -----      -----       -----      -----      -----
Cost of revenue:
  License...........................    0.4        0.9         1.3        1.5        1.9        140.5         69.8         64.7
  Service...........................   28.2       31.1        29.6       31.6       28.1         13.5         11.4         15.6
  Third-party equipment and
    software........................   24.8       22.0        20.8       20.5       20.5         (8.8)        10.7         30.0
                                      -----      -----       -----      -----      -----
    Total cost of revenue...........   53.4       54.0        51.7       53.6       50.5          4.0         12.1         22.5
                                      -----      -----       -----      -----      -----
Gross profit........................   46.6       46.0        48.3       46.4       49.5          1.2         23.0         38.4
Operating expenses:
  Research and development..........   12.2       12.1        12.8       12.6       13.2          1.9         23.6         35.2
  Sales and marketing...............   14.3       12.7        13.4       13.8       13.0         (9.3)        23.8         22.2
  General and administrative........   15.3       16.0        15.2       15.7       14.2          7.8         11.1         18.1
  Non-recurring charge (credit).....    0.2        9.6        (4.6)       0.7        0.0           NM           NM       (100.0)
                                      -----      -----       -----      -----      -----
    Total operating expenses........   42.0       50.4        36.8       42.8       40.4         23.2        (14.6)        22.5
                                      -----      -----       -----      -----      -----
Operating income (loss).............    4.6       (4.4)       11.5        3.6        9.1       (201.4)          NM        229.2
Other income (expense), net.........   (0.3)      (0.2)        0.1        0.0        0.3         76.5           NM           NM
                                      -----      -----       -----      -----      -----
Income (loss) before income taxes...    4.3       (4.6)       11.6        3.6        9.4       (208.8)          NM        242.5
Provision for income taxes..........    0.4        0.5         0.4        0.5        0.4         46.6        (11.7)        26.0
                                      -----      -----       -----      -----      -----
Net income (loss)...................    3.9%      (5.1)%      11.2%       3.1%       9.0%      (232.0)%         NM        272.8%
                                      =====      =====       =====      =====      =====
Pro Forma Data (unaudited):
  Operating income..................     --        7.3%        8.4%       5.1%       9.5%          --         34.1%       142.2%
  Income tax provision..............     --        2.8         3.3        2.0        3.8           --         36.6        150.9
  Net income........................     --        4.4%        5.2%       3.1%       6.0%          --         36.6%       151.2%


---------------
NM indicates such percentage is not meaningful and has been omitted.

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997



     License Revenue. License revenue for the six month period ended June 30, 1998 increased by 34.0% to $11.7 million from $8.8 million for the comparable period in 1997 and, as a percentage of total revenue, increased to 25.9% from 25.1% over the same period. The dollar increase in license revenue was primarily due to growth in agency system license revenue, which grew by 30.0% to $10.1 million for the six months ended June 30, 1998 from $7.7 million for the same period in 1997. The growth in agency system license revenue was primarily driven by a 19.5% increase in the number of agency system licenses sold in the U.S. and a trend toward licensing larger agency systems in the U.S. Carrier system license revenue increased to $1.7 million for the six months ended June 30, 1998 from $1.0 million for the comparable period in 1997. License revenue as a percentage of total revenue increased for the six month period ended June 30, 1998 compared to the comparable period in 1997 due to faster growth in license revenue than service revenue and third-party equipment and software revenue.



     Service Revenue. Service revenue increased by 31.0% to $21.8 million for the six month period ended June 30, 1998 from $16.6 million for the comparable period in 1997 and, as a percentage of total revenue, increased to 48.0% from 47.6% over the same period. The dollar increase in service revenue was primarily due to a $3.5 million increase in support and maintenance revenue, caused by fee increases in January 1997 and January 1998 and growth in the number of users paying support and maintenance fees as a result of additional agency system licenses sold. The January 1997 fee increase had a larger positive impact on support and maintenance revenue for the six months ended June 30, 1998 than the comparable period in 1997 due to the fact that a large portion of annual support and maintenance agreements were not subject to the increase until they were renewed later in 1997. Implementation and consulting services revenue increased by $1.6 million due to growth in agency system license sales.



     Third-Party Equipment and Software Revenue. Third-party equipment and software revenue for the six month period ended June 30, 1998 increased by 24.3% to $11.8 million from $9.5 million for the comparable period in 1997 and, as a percentage of total revenue, decreased to 26.1% from 27.3% over the same period. The dollar increase in third-party equipment and software revenue was primarily driven by growth in agency system license sales, which are often accompanied by the sale of third-party equipment and software. The dollar revenue increase was also due to upgrade sales of newer versions of third-party equipment and software to existing customers. Third-party equipment and software as a percentage of total revenue decreased as the Company continued to implement its strategy of selling these items solely as an accommodation to its agency system customers and not as a strategic growth opportunity.



     Cost of Revenue. Cost of license revenue increased to $0.9 million for the six month period ended June 30, 1998 from $0.5 million for the comparable period in 1997 and, as a percentage of license revenue, increased to 7.3% from 5.9% over the same period. Cost of license revenue increased primarily due to growth in carrier system license revenue, because carrier systems entail additional configuration costs. Cost of service revenue for the six month period ended June 30, 1998 increased by 15.6% to $12.7 million from $11.0 million for the comparable period in 1997 and, as a percentage of service revenue, decreased to 58.5% from 66.3% over the same period. This decrease was primarily attributable to improved productivity of the Company's service organization which allowed for slower growth in service personnel related costs than the growth experienced in service revenue. Cost of third-party equipment and software revenue for the six month period ended June 30, 1998 increased by 30.0% to $9.3 million from $7.2 million for the comparable period in 1997 and, as a percentage of third-party equipment and software revenue, increased to 78.7% from 75.2% over the same period. This increase in the cost as a percentage of related revenue was due to an increase in costs for these products without a commensurate increase in price to customers, as a result of increasingly competitive market conditions for these products.



     Research and Development Expenses. Research and development expenses for the six month period ended June 30, 1998 increased by 35.2% to $6.0 million from $4.4 million for the comparable period in 1997 and, as a percentage of total revenue, increased to 13.2% from 12.6% over the same period. The increase in research and development expenses was primarily due to increased costs related to development of the TAM-Vision and Diamond System products. The Company introduced its beta version of TAM-Vision in the third quarter of 1998 and plans a general release of the product in the fourth quarter of 1998. The Company has substantially completed its efforts necessary to bring this product to the marketplace and expects to successfully market TAM-Vision upon its general release. See "Risk Factors -- Dependence on New Product Acceptance."



     Sales and Marketing Expenses. Sales and marketing expenses increased by 22.2% to $5.9 million for the six month period ended June 30, 1998 from $4.8 million for the comparable period in 1997 and, as a percentage of total revenue, decreased to 13.0% from 13.8% over the same period. The dollar increase in sales and marketing expenses was due to increased personnel related costs necessary to support the Company's sales growth and a $0.3 million write-off of a bad debt associated with the sale of one of the Company's earliest carrier systems. The Company's current carrier system product has been further refined from previous versions, and it is expected that such bad debts are less likely to recur in the future.



     General and Administrative Expenses. General and administrative expenses increased by 18.1% to $6.5 million for the six month period ended June 30, 1998 from $5.5 million for the comparable period in 1997 and, as a percentage of total revenue, decreased to 14.2% from 15.7% over the same period. The dollar increase in general and administrative expenses was primarily due to an increase in personnel related expenses and professional fees necessary to manage and support the expansion of the Company's operations.



     Harbor Software Litigation and Related Items. For the six month period ended June 30, 1998 there was no Harbor Software litigation and related items charge or credit. For the comparable period in 1997, there was a $0.3 million charge incurred in connection with litigation between the Company and Harbor.



     Other Income (Expense), Net. Other income (expense), net was $146,398 more favorable for the six-month period ended June 30, 1998 than the comparable period in 1997 due to a $121,101 increase in interest income arising from increased cash and cash equivalent balances and a $25,297 reduction in interest expense.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996


     License Revenue. License revenue increased by 31.5% to $20.3 million in 1997 from $15.4 million in 1996 and, as a percentage of total revenue, increased to 26.7% in 1997 from 23.8% in 1996. The increase in license revenue was mainly attributable to growth in agency system license revenue, which increased by 27.7% to $18.4 million in 1997 from $14.4 million in 1996. The growth in agency system license revenue was mainly driven by an 11.4% increase in the number of agency systems licenses sold in the U.S. and a trend towards licensing larger agency systems in the U.S. Carrier system license revenue increased to $1.9 million in 1997 from $1.1 million in 1996. Canadian license revenue decreased by $0.7 million, or 30.1%, in 1997 compared to 1996 due to increased competition that caused a decline in the number of agency system licenses sold. United Kingdom license revenue declined $0.3 million, or 49.8%, in 1997 compared to 1996, also resulting from increased competition in agency automation.



     Service Revenue. Service revenue increased by 19.5% to $34.8 million in 1997 from $29.1 million in 1996 and, as a percentage of total revenue, increased to 45.7% in 1997 from 44.8% in 1996. The increase in service revenue was primarily due to a $5.2 million increase in support and maintenance revenue, caused by a fee increase in January 1997 and growth in the number of users paying support and maintenance fees resulting from additional agency system licenses sold. Implementation and consulting services revenue increased by $0.5 million in 1997 compared to 1996 due to growth in agency system licenses sold.


     Third-Party Equipment and Software Revenue. Third-party equipment and software revenue increased by 2.9% to $21.0 million in 1997 from $20.4 million in 1996 and, as a percentage of total revenue, decreased to 27.6% in 1997 from 31.4% in 1996. The dollar increase in third-party equipment and software revenue was primarily driven by growth in agency system license sales which are often accompanied by the sale of third-party equipment and software, and due to upgrade sales of newer versions of third-party equipment and software to existing customers. Third-party equipment and software revenue as a percentage of total revenue decreased in 1997 compared to 1996 as the market for these products became increasingly competitive, and as the Company continued to implement its strategy of selling these items only as an accommodation to its agency system customers and not as a strategic growth opportunity.

     Cost of Revenue. Cost of license revenue increased by $0.4 million to $1.0 million in 1997 from $0.6 million in 1996 and, as a percentage of license revenue, increased to 4.9% in 1997 from 3.8% in 1996. Cost of license revenue increased primarily due to growth in carrier system license revenue, because carrier systems entail additional configuration costs. Cost of service revenue increased by 11.4% to $22.5 million in 1997 from $20.2 million in 1996 and, as a percentage of service revenue, decreased to 64.8% in 1997 from 69.5% in 1996 as service personnel related costs grew more slowly than service revenue due to improved productivity of the Company's service organization. Cost of third-party equipment and software revenue increased by 10.7% to $15.8 million in 1997 from $14.3 million in 1996 and, as a percentage of third-party equipment and software revenue, increased to 75.5% in 1997 from 70.2% in 1996. The increase in this cost as a percentage of related revenue was due to an increasingly competitive market for these products and the Company's decision to address these market conditions by decreasing selling prices and gross margins on these products.


     Research and Development Expenses. Research and development expenses increased by 23.6% to $9.7 million in 1997 from $7.9 million in 1996 and, as a percentage of total revenue, increased to 12.8% in 1997 from 12.1% in 1996. The increase in research and development expenses was mainly due to the development of TAM-Vision, the Diamond System and the Year 2000-compliant version of TAM.

     Sales and Marketing Expenses. Sales and marketing expenses increased by 23.8% to $10.2 million in 1997 from $8.2 million in 1996. As a percentage of total revenue, sales and marketing expenses increased to 13.4% in 1997 from 12.7% in 1996. The dollar increase in sales and marketing expenses was due to increased personnel related costs necessary to support the Company's sales growth. The increase in sales and marketing expenses as a percentage of total revenue was due to disproportionate growth in license revenue, which carries higher sales commissions than the Company's other types of revenue.


     General and Administrative Expenses. General and administrative expenses increased by 11.1% to $11.6 million in 1997 from $10.4 million in 1996. As a percentage of total revenue, general and administrative expenses decreased to 15.2% in 1997 from 16.0% in 1996. The dollar increase in general and administrative expenses was primarily due to an increase in personnel related expenses and professional fees necessary to manage and support the expansion of the Company's operations.



     Harbor Software Litigation and Related Items. In 1997 there was a credit of $3.5 million resulting from an insurance recovery in connection with litigation between the Company and Harbor. In 1996 there was a charge of $6.2 million related to the same litigation.


     Other Income (Expense), Net. Other income (expense), net was $103,765 more favorable in 1997 than 1996 due to a $91,759 reduction in interest expense and a $12,006 increase in interest income.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     License Revenue. License revenue increased by 11.6% to $15.4 million in 1996 from $13.8 million in 1995 and, as a percentage of total revenue, increased to 23.8% in 1996 from 21.9% in 1995. The increase in license revenue was mainly attributable to an increase in carrier system license revenue, which grew to $1.1 million in 1996 from $0.1 million in 1995. Agency system license revenue increased 4.4% to $14.4 million in 1996 from $13.8 million in 1995, primarily due to a 4.1% increase in the number of agency system licenses sold in the U.S. License revenue as a percentage of total revenue grew in 1996 compared to 1995 primarily due to a decline in third-party equipment and software revenue, as discussed below.


     Service Revenue. Service revenue increased by 12.6% to $29.1 million in 1996 from $25.9 million in 1995 and, as a percentage of total revenue, increased to 44.8% in 1996 from 40.9% in 1995. The increase in service revenue was attributable to a $3.6 million increase in support and maintenance revenue, driven by a January 1995 fee increase that was not fully reflected in annual contracts until 1996, and growth in the number of users paying support and maintenance fees resulting from additional agency system licenses sold. This increase was partially offset by a $0.4 million decrease in implementation and consulting services revenue in 1996 compared to 1995, due to longer lead times in some agency system implementations and relatively modest growth in agency system license sales. Service revenue as a percentage of total revenue increased in

1996 compared to 1995 primarily due to a decline in sales of third-party equipment and software, as discussed below.

     Third-Party Equipment and Software Revenue. Third-party equipment and software revenue decreased by 13.3% to $20.4 million in 1996 from $23.5 million in 1995. As a percentage of total revenue, third-party equipment and software decreased to 31.4% in 1996 from 37.2% in 1995. The decline in third-party equipment and software revenue was due to the Company's decision during 1996 to attempt to stabilize selling prices and gross margins for these products in the face of increasingly competitive pricing conditions.


     Cost of Revenue. Cost of license revenue increased to $0.6 million in 1996 from $0.2 million in 1995 and, as a percentage of license revenue, increased to 3.8% in 1996 from 1.8% in 1995. Cost of license revenue increased primarily due to growth in carrier system license revenue, because carrier systems entail additional configuration costs. Cost of service revenue grew by 13.5% to $20.2 million in 1996 from $17.8 million in 1995 and, as a percentage of service revenue, increased to 69.5% in 1996 from 68.9% in 1995. Cost of third-party equipment and software revenue decreased by 8.8% to $14.3 million in 1996 from $15.7 million in 1995 and, as a percentage of third-party equipment and software revenue, increased to 70.2% in 1996 from 66.7% in 1995. The dollar decrease in cost of third-party equipment and software revenue was mainly due to a decline in related revenue. The Company believes that the increase in this cost of revenue as a percentage of related revenue was due to increasingly competitive conditions in the marketplace for these products, partly mitigated by the Company's effort to stabilize selling prices and gross margins for these products.


     Research and Development Expenses. Research and development expenses increased by 1.9% to $7.9 million in 1996 from $7.7 million in 1995 and, as a percentage of total revenue, decreased to 12.1% in 1996 from 12.2% in 1995. Research and development expenses were relatively stable in 1996 compared to 1995 as the Company's pace of enhancing and developing systems remained steady year-to-year.

     Sales and Marketing Expenses. Sales and marketing expenses decreased by 9.3% to $8.2 million in 1996 from $9.1 million in 1995 and, as a percentage of total revenue, decreased to 12.7% in 1996 from 14.3% in 1995. The decrease in sales and marketing expenses was due to a decrease in sales commissions and personnel related costs in 1996 compared to 1995 due to the elimination of certain sales management positions and incentive programs, which also resulted in a reduction in the Company's sales force.


     General and Administrative Expenses. General and administrative expenses increased by 7.8% to $10.4 million in 1996 from $9.7 million in 1995 and, as a percentage of total revenue, general and administrative expenses increased to 16.0% in 1996 from 15.3% in 1995. The increase in general and administrative expenses was mainly due to $0.3 million in higher rent expenses as a result of the Company occupying its new corporate headquarters and moving out of smaller, lower rent facilities during 1996.



     Harbor Software Litigation and Related Items. In 1996 and 1995, charges of $6.2 million and $0.1 million, respectively, were incurred in connection with litigation between the Company and Harbor.


     Other Income (Expense), Net. Other income (expense), net was $122,609 more favorable in 1996 than 1995 due to a $120,117 decrease in interest expense and $2,492 increase in interest income.

QUARTERLY RESULTS OF OPERATIONS


     The following tables set forth, for the six quarters beginning January 1, 1997 and ending June 30, 1998 (i) certain historical and pro forma statement of operations data and (ii) certain historical and pro forma statement of operations data expressed as a percentage of total revenue. In management's opinion, the unaudited quarterly statement of operations data have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the Company's Combined Financial Statements and related Notes included elsewhere in this Prospectus. The Company believes that quarter-to-quarter comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.



                                                                                 THREE MONTH PERIODS ENDED
                                                          -----------------------------------------------------------------------
                                                          MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,
                                                            1997         1997        1997         1997        1998         1998
                                                          ---------    --------    ---------    --------    ---------    --------
                                                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
 Revenue:
   License............................................     $ 3,967     $ 4,792      $ 4,982     $ 6,550      $ 5,788     $ 5,949
   Service............................................       8,185       8,429        8,990       9,189       10,628      11,133
   Third-party equipment and software.................       4,664       4,861        4,862       6,597        5,540       6,296
                                                           -------     -------      -------     -------      -------     -------
       Total revenue..................................      16,816      18,082       18,834      22,336       21,956      23,378
                                                           -------     -------      -------     -------      -------     -------
Cost of revenue:
 License..............................................          83         435          100         376          478         374
 Service..............................................       5,447       5,569        5,664       5,866        5,946       6,794
 Third-party equipment and software...................       3,497       3,668        3,686       4,989        4,365       4,952
                                                           -------     -------      -------     -------      -------     -------
       Total cost of revenue..........................       9,027       9,672        9,450      11,231       10,789      12,120
                                                           -------     -------      -------     -------      -------     -------
Gross profit..........................................       7,789       8,410        9,384      11,105       11,167      11,258
                                                           -------     -------      -------     -------      -------     -------
Operating expenses:
 Research and development.............................       2,075       2,340        2,594       2,729        2,743       3,225
 Sales and marketing..................................       2,374       2,439        2,595       2,774        2,993       2,890
 General and administrative...........................       2,607       2,864        3,047       3,045        3,349       3,114
 Harbor Software litigation and related items.........         135         116          245      (4,004)          --          --
                                                           -------     -------      -------     -------      -------     -------
       Total operating expenses.......................       7,191       7,759        8,481       4,544        9,085       9,229
                                                           -------     -------      -------     -------      -------     -------
Operating income......................................         598         651          903       6,561        2,082       2,029
Other income (expense), net...........................         (10)          2           27          47           63          76
                                                           -------     -------      -------     -------      -------     -------
Income before income taxes............................         588         653          930       6,608        2,145       2,105
Provision for income taxes............................          71          82           83          56          124          69
                                                           -------     -------      -------     -------      -------     -------
Net income............................................     $   517     $   571      $   847     $ 6,552      $ 2,021     $ 2,036
                                                           =======     =======      =======     =======      =======     =======
PRO FORMA STATEMENT OF OPERATIONS DATA:
 Operating income.....................................     $   865     $   919      $ 1,170     $ 6,829      $ 2,282     $ 2,039
 Income tax provision.................................         333         360          467       2,681          914         825
 Net income...........................................         522         561          730       4,195        1,430       1,290



                                                             AS A PERCENTAGE OF TOTAL REVENUE
                                                       ---------------------------------------------
STATEMENT OF OPERATIONS DATA:
 Revenue:
   License...........................................   23.6%   26.5%   26.5%   29.3%   26.4%   25.5%
   Service...........................................   48.7    46.6    47.7    41.2    48.4    47.6
   Third-party equipment and software................   27.7    26.9    25.8    29.5    25.2    26.9
                                                       -----   -----   -----   -----   -----   -----
       Total revenue.................................  100.0   100.0   100.0   100.0   100.0   100.0
                                                       -----   -----   -----   -----   -----   -----
Cost of revenue:
 License.............................................    0.5     2.4     0.5     1.7     2.2     1.6
 Service.............................................   32.4    30.8    30.1    26.3    27.1    29.1
 Third-party equipment and software..................   20.8    20.3    19.6    22.3    19.8    21.1
                                                       -----   -----   -----   -----   -----   -----
       Total cost of revenue.........................   53.7    53.5    50.2    50.3    49.1    51.8
                                                       -----   -----   -----   -----   -----   -----
Gross profit.........................................   46.3    46.5    49.8    49.7    50.9    48.2
                                                       -----   -----   -----   -----   -----   -----
Operating expenses:
 Research and development............................   12.4    12.9    13.8    12.2    12.5    13.8
 Sales and marketing.................................   14.1    13.5    13.8    12.4    13.6    12.4
 General and administrative..........................   15.5    15.8    16.1    13.6    15.3    13.3
 Harbor Software litigation and related items........    0.8     0.7     1.3   (17.9)    0.0     0.0
                                                       -----   -----   -----   -----   -----   -----
       Total operating expenses......................   42.8    42.9    45.0    20.3    41.4    39.5
                                                       -----   -----   -----   -----   -----   -----
Operating income.....................................    3.5     3.6     4.8    29.4     9.5     8.7
Other income (expense), net..........................   (0.0)    0.0     0.1     0.2     0.3     0.3
                                                       -----   -----   -----   -----   -----   -----
Income before income taxes...........................    3.5     3.6     4.9    29.6     9.8     9.0
Provision for income taxes...........................    0.4     0.5     0.4     0.3     0.6     0.3
                                                       -----   -----   -----   -----   -----   -----
Net income...........................................    3.1%    3.1%    4.5%   29.3%    9.2%    8.7%
                                                       =====   =====   =====   =====   =====   =====
PRO FORMA STATEMENT OF OPERATIONS DATA:
 Operating income....................................    5.1%    5.1%    6.2%   30.6%   10.4%    8.7%
 Income tax provision................................    2.0     2.0     2.5    12.0     4.2     3.5
 Net income..........................................    3.1%    3.1%    3.9%   18.8%    6.5%    5.5%


     The Company has experienced significant fluctuations in quarterly operating results primarily due to the seasonality of its sales. Historically, the Company's revenue has been significantly higher in December and

January than other months due to the Company's sales force incentive programs, as well as year-end performance incentives earned by agencies from carriers that can provide agencies with additional funds for a new system purchases. December sales, which are typically higher than January sales, also benefit from the accelerated tax benefits agencies receive by making such purchases before the end of the year.

     Operating results also fluctuate due to variations in costs of revenue. Cost of license revenue has fluctuated significantly due to variations in license revenue for lower margin carrier systems. Cost of service revenue as a percentage of service revenue declined during 1997 primarily as a result of a support and maintenance fee increase in January 1997 and increased productivity of the Company's service organization.

     The Company incurred non-recurring charges and credits during the periods shown related to litigation between the Company and Harbor, which caused significant fluctuations in operating income.

     The Company expects that it will continue to experience significant fluctuations in quarterly operating results. The Company's future operating results will depend upon a number of factors including the demand for its products, the size and timing of specific sales and product shipments, the delay or deferral of customer implementations, the level of product and price competition encountered, the length of its sales cycles, the timing of new product introductions and enhancements by the Company and its competitors, the mix of products and services sold, the timing of new hires, general economic conditions and its ability to develop and market new products and control costs. In addition, if carrier system license revenue represents a larger percentage of total revenue, the Company could experience greater fluctuations in operating results due to the higher price and related cost of these systems which may shift between quarters.

     As a result of these and other factors, the Company's operating results for any quarter are subject to significant variation, and the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. It is likely that the Company's future quarterly operating results from time to time will not meet the expectations of market analysts or investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES


     The Company has financed its operations primarily from cash flow from operations. At June 30, 1998, the Company had cash and cash equivalents of $7.0 million and negative working capital of $11.5 million. The working capital deficit primarily results from receiving cash payment for support and maintenance services and implementation and consulting services not yet performed, which is recorded as unearned support and services (a liability). Liquidity may be materially affected by the amount of unearned support and services existing at any point in time. Historically, the other key factors impacting the Company's liquidity on both a short- and long-term basis have been its profitability, distributions to stockholders and the level of accounts receivable.



     For 1997 and the six month period ended June 30, 1998, net cash provided by operating activities was $6.6 million and $10.9 million, respectively. For both periods, net cash provided by operating activities consisted primarily of net income before depreciation, amortization and charges and credits from the Harbor Software litigation and related items. Accounts receivable increased by $5.2 million during 1997, due to sales growth during 1997 and a greater seasonal increase in sales in the last quarter compared to the comparable period in 1996. Accounts receivable balances decreased by $3.3 million during the six month period ended June 30, 1998, due to a seasonal slowdown in sales activity. Unearned support and services increased by $4.5 million in 1997 primarily due to sales growth during 1997 and greater seasonality in sales in the last quarter compared to the comparable period in 1996. Sharp increases in sales can often lead to an increased backlog of unperformed implementation and consulting services, as was the case in late 1997. Accounts payable and accrued expenses fluctuated during 1997 and the six month period ended June 30, 1998, primarily due to varying sales levels which entail changes in purchases of third-party equipment and software.



     Net cash used in investing activities for 1997 and the six month period ended June 30, 1998 was $0.9 million and $4.2 million, respectively. In 1997, net cash used in investing activities consisted mainly of purchases of property and equipment related to the Company's new corporate headquarters, which were first occupied in late 1996, partly offset by the proceeds from the sale and lease-back of certain office equipment. For the six month period ended June 30, 1998, net cash used in investing activities consisted primarily of a net increase in a receivable from Applied Properties (as defined herein) and purchases of property and equipment related to the Company's corporate headquarters. See "Certain Transactions."



     Net cash used in financing activities for 1997 and the six month period ended June 30, 1998 was $3.0 million and $4.1 million, respectively, consisting mainly of distributions to stockholders. The Company has historically distributed a significant portion of its earnings as S corporation dividends. See "Reorganization and S Corporation Distribution."



     The Company has a $7,000,000 line of credit with First Midwest Bank which expires on July 1, 1999. Borrowings under this line of credit bear interest at the prevailing prime rate of interest, 8.5% at June 30, 1998, are secured by all of the Company's assets, including accounts receivable, inventories, equipment and buildings, and are personally guaranteed by certain stockholders. Further, any borrowings under the line of credit are payable on demand. As of August 31, 1998, the Company had no borrowings under this line of credit. Available borrowings are reduced by letters of credit. As of August 31, 1998, the Company had no letters of credit outstanding. The majority stockholder of the Company has assigned his $5,000,000 life insurance policy to First Midwest Bank. The Company is currently negotiating a new line of credit in an effort to obtain more favorable terms.



     In connection with its conversion to C corporation status, to be effected immediately prior to the Offering, the Company expects to make the S Corporation Distribution. Approximately $6.0 million of the S Corporation Distribution will be paid in cash, and approximately $5.0 million will be paid by issuance of the S Corporation Notes. The Company expects to repay the S Corporation Notes from future cash flows from operations, and none of the proceeds from the Offering will be used to pay any part of the S Corporation Distribution.



     In July 1998, the Company settled its lawsuit with Harbor which resulted in a $2.5 million cash payment by the Company, net of an insurance reimbursement.


     The Company does not expect to have significant capital expenditures in either 1998 or 1999.


     The Company believes that the net proceeds from the Offering, together with existing sources of liquidity and anticipated cash flow from operations, will satisfy the Company's anticipated working capital and capital expenditure requirements through at least 1999. However, depending on its rate of growth, profitability, product development efforts and possible acquisitions, the Company may require additional equity or debt financing to meet its financing needs in the future. There can be no assurance that additional financing will be available when required or, if available, on terms satisfactory to the Company.


YEAR 2000


     Certain computer software programs will be unable to process two-digit date codes after December 31, 1999 (the "Year 2000 Problem"). As a result, computer systems and software used by many companies in a wide variety of applications will experience operating difficulties unless they are modified or upgraded to adequately process information involving, related to or dependent upon the century change.



     The Company has conducted a review of its internal systems and has developed a plan to modify or replace programs as necessary. Most of the remediation of the Company's internal systems is completed and the remainder is expected to be completed by the second quarter of 1999. The Company is also assessing the potential overall impact of the Year 2000 Problem on the Company's products. Based on the Company's assessment to date, while the Company believes its current versions of its software products are substantially compatible with the Year 2000, this compatibility cannot be fully ascertained in advance of the Year 2000. Certain of the Company's agency customers are currently using versions of its products that are not compatible with the Year 2000. The Company has been notifying customers of the need to upgrade to the Year 2000 compatible version of TAM via mail, telephone calls, newsletters and user group-initiated seminars and publications. At the current rate the Company is converting its customers, the Company expects most of its customers will be using Year 2000 compatible versions of the Company's products by the second quarter of

1999. The Company has provided no explicit warranties for problems caused by the Year 2000 that occur relative to its software.



     The Company faces risk to the extent that suppliers of products, services and systems purchased by the Company and others with whom the Company transacts business do not comply with Year 2000 requirements. The Company has put in place a contingency plan for disruption of its supply of hardware, telephone and package delivery services that includes establishing relationships with multiple suppliers where feasible to minimize its exposure. With respect to third-party software, the Company relies on relationships with large software providers for widely accepted, industry standard software, commonly believed to be Year 2000 compatible.



     The costs that the Company has incurred and expects to incur in addressing the Year 2000 Problem, including remediating its internal systems, reducing its exposure to individual vendors and suppliers, creating Year 2000 compatible products and securing sources of Year 2000 compatible third-party hardware and software, have not been and are not expected to be material to the Company's financial results.



     It is possible the Company's customers could incur business interruptions due to either the lack of Year 2000 compatibility of the Company's automation products or due to problems with the customers' hardware or third-party software, or with other non-Year 2000 compatible connected systems, for which the customers may attempt to hold the Company responsible. These problems could be exacerbated if customers do not upgrade to the Company's Year 2000 compatible version of TAM. If the Company's products do not perform adequately in the Year 2000, the Company will have to incur additional programming costs to fix the problem and support costs to implement any required enhancements. Also, the Company could be subject to the costs of addressing, litigating and settling actual or threatened lawsuits that occur relative to the Year 2000 Problem. While the Company has a contingency plan in place that it believes substantially addresses these Year 2000 exposures, it can provide no assurances that the Year 2000 Problem will not have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors -- Effects of the Year 2000."


INFLATION

     The Company believes that inflation generally has not had a material effect on the results of its operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement introduces an approach to defining the Company's segments for financial reporting purposes on a basis consistent with how the Company's management evaluates the operations of the business. This statement is effective for the Company's year ended December 31, 1998. All periods presented must comply with the required disclosures. The Company does not believe that this standard will have any impact on its financial statement disclosures.

                                    BUSINESS

     Applied Systems is a leading designer, developer and marketer of automation software for independent insurance agencies. The Company's principal product, The Agency Manager(R) ("TAM"), significantly improves the productivity and efficiency of independent P&C insurance agencies by combining client management, policy pricing, EDI, policy and claims servicing, and accounting and back office administration into an easy to use, completely integrated, single-entry software solution. The Company currently serves over 7,500 agencies, representing over 70,000 concurrent licensed users. Fifteen percent of the approximately 44,000 independent P&C insurance agencies in the U.S. are currently customers of Applied Systems. The Company has begun to leverage its insurance industry expertise through the introduction of software solutions for P&C insurance carriers. The Company's Diamond System is a fully integrated Microsoft Windows-based P&C insurance carrier automation system that offers real-time processing of policies and claims, automates billing and facilitates the production of regulatory and statistical reports. The Company has sold the Diamond System to 13 insurance carriers to date and recently began an active marketing program for the product. Applied Systems also provides its customers with support and maintenance services and implementation and consulting services as well as third-party equipment and software. In 1997, approximately 35% of the Company's revenue was attributable to support and maintenance agreements.

INDUSTRY BACKGROUND

     The insurance industry is composed of several markets including P&C insurance, life insurance, medical insurance and disability insurance. P&C insurance provides financial protection for individuals, businesses and others against losses of property or losses by third parties for which the insured is liable. P&C insurers underwrite policies that cover various types of risk, which can generally be categorized as commercial lines covering businesses, and personal lines covering individuals. Commercial lines, which represent approximately 44% of annual P&C insurance premiums, cover property, general liability, workers' compensation, vehicles and equipment, directors' and officers' liability, theft, medical malpractice as well as other commercial risks. Personal lines, which represent approximately 49% of annual P&C insurance premiums, include coverages such as automobile (physical damage and liability) and homeowners' insurance. Reinsurance premiums account for the remaining 7% of annual P&C insurance premiums. Approximately 75% of commercial policies are written through independent agencies while 60% of personal policies are sold through captive agents.

     P&C insurance policies in the U.S. are underwritten by insurance carriers and sold either by agents and brokers or directly to the consumer. An "independent" agent or broker is one who sells the policies of a number of different insurance carriers, while a "captive" agent offers and sells the policies of a single insurance carrier. Certain carriers sell policies directly to the consumer through direct response channels upon the initiative of the consumer via telephone and, more recently, the Internet. The Company believes there are approximately 44,000 independent insurance agencies serving the P&C insurance industry in the U.S. and approximately 2,400 insurance carriers writing P&C insurance.

     The P&C insurance industry is subject to supervision and regulation on a state-by-state basis. State insurance regulators closely regulate the product offerings, claims processes and premium structure of insurance carriers. These state regulations are continually changing, requiring standard industry forms to be continually updated.

     The P&C insurance industry has experienced significant changes during the last two decades, driven primarily by downward pressure on premiums for carriers and on commissions for agencies, consolidation of independent agencies and, most recently, increased utilization of direct response channels in personal lines. Extensive price competition in the form of lower premiums has resulted from high investment returns for carriers on invested premiums and the entry of new competitors in the market. Lower insurance premiums have reduced agencies' commissions. As a result, both agencies and carriers are focusing on writing higher volumes of insurance, achieving higher renewal and retention rates, reducing operating costs and producing efficiencies in order to remain competitive. Automation has been a principal means by which to achieve these objectives.

     According to A.M. Best Company, approximately $276 billion in total P&C premiums were written in the U.S. in 1997. The Company estimates that agencies and carriers spend a total of approximately 3-4% of such premiums on information technology, including automation software and data processing. The Company expects the market for third-party automation software to grow for the reasons described below.


     The functions performed by independent insurance agencies are highly data intensive. These tasks include gathering information from prospective customers, generating proposals, preparing customer applications, communicating with carriers, servicing policies and billing customers. Independent insurance agencies must perform these functions efficiently to be competitive and profitable. As a result, agencies are increasingly automating activities that were previously performed manually or handled inefficiently by outdated systems that were not easy to use, lacked broad functionality and scalability, and were not fully integrated.

     In addition, consolidation among agencies is increasing the demand for automation. As competition has increased and P&C insurance carriers have demanded higher premium volumes from agencies, many agencies have found it necessary to merge with other agencies resulting in fewer, larger agencies. Consolidation of independent agencies primarily affects smaller agencies that are unable to automate cost-effectively. As a result of such consolidation, certain agencies are becoming candidates for automation, or are combining with automated agencies and adding licensed users to those automated systems.

     Similarly, insurance carriers need to process larger amounts of information efficiently to be competitive. Communicating with agencies, processing policies, handling claims, billing customers and producing regulatory and statistical reports are all tasks that can be performed more efficiently through automation. Insurance carriers historically have utilized customized, platform-specific legacy software developed internally or licensed from third-party suppliers. Carrier legacy applications generally require large MIS and data processing departments, are expensive to implement and support, are difficult and expensive to scale with growth and have limited interoperability with the variety of information resources and systems available today. Insurance carriers are increasingly upgrading their automation systems to more current technologies to become more efficient, and often rely on third-party providers rather than in-house alternatives for these improvements.


     In addition to efforts to improve automation internally, insurance carriers are actively promoting automation for independent agencies. Some insurance carriers provide incentives to agencies that elect to automate, such as offering financing for or subsidizing the purchase of an automation system or paying higher commissions to automated agencies. Both insurance carriers and agencies are focusing on EDI because it allows a higher level of cost-efficient communication with fewer redundant steps and reduced exposure to errors and omissions. Replacing paper-based information and data flows with computer networks has led to decreased costs for all industry participants, including insurance carriers, independent agencies and insureds. The use of EDI for the exchange of data, including the upload of application information from agencies to carriers and the download of policies and forms from carriers to agencies, is increasing. The Agency-Company Organization for Research and Development ("ACORD"), a nonprofit, independent insurance industry association, has also been instrumental in the development of EDI.


THE APPLIED SYSTEMS SOLUTION


     Complete Automation Solution for Insurance Agencies. TAM is an easy to use, completely integrated, single-entry application that significantly improves the productivity and efficiency of independent agencies by combining client management, policy pricing, EDI, policy and claims servicing, and accounting and back office administration into a single software solution. The Company believes TAM enables agencies to become more efficient across all areas of their business, allowing them to dedicate more time to providing customer service, soliciting and developing new clients and retaining and leveraging existing accounts. This software is designed to operate on a personal computer platform and supports implementations ranging from single users to large local area and wide area networks, allowing the system to be easily and cost-effectively scaled to meet the changing needs of independent agencies. In addition, the Company's ability to download an agency's entire database of customer information from its various carriers allows for an efficient transition from an older legacy system. The Company expects general release of TAM-Vision, its newest version of TAM, in the fourth quarter of 1998. TAM-Vision is a 32-bit, client/server application that features increased functionality and speed.

     Support and Maintenance Program. The Company provides comprehensive support and maintenance services to its customers who participate in the Company's support and maintenance program. This program entitles customers to unlimited support as well as product enhancements and new versions of the Company's products. Product enhancements and new versions are introduced regularly to offer additional functionality and respond to changes in state insurance regulations and other insurance industry and technological developments. Management believes that its comprehensive support services reduce its customers' need for internal MIS and regulatory support personnel. The Company does not provide extensive customization to its agencies and carriers, which minimizes the costs associated with providing support and maintenance. Improvements in features and functionality, including those requested by customers through the Company's user group, are incorporated into the Company's base product through upgrades. In addition, the Company is committed to providing the highest level of customer service through its toll-free support system staffed by approximately 220 employees. The Company also provides a rigorous training program that the Company believes enhances customer satisfaction and reduces costs related to customer support. The Company continues to expand its customer service resources and offerings and integrate new technologies as a means to further differentiate itself from its competitors. As evidence of their high level of satisfaction with the Company's products and services, approximately 96% of TAM customers since 1996 have renewed their support and maintenance agreements.


     Interface Between Insurance Agencies and Insurance Carriers. The Company's TAM product fully integrates internal EDI functionality, allowing agencies to perform industry standard uploads and downloads without relying on third-party software. TAM features a superior single-entry, multiple carrier capability that supports more agency/carrier interfacing pairs than any competing product. Based on data from ACORD, TAM enables over 60% of all industry standard electronic communication links for the upload of data from agencies to carriers and over 40% of all links for downloads from carriers to agencies. Due to the Company's accomplishments in the area of EDI, it has been awarded ACORD's Download Vendor of the Year and Upload Vendor of the Year each year for the past four years. The Company believes its award-winning capabilities in EDI have enabled agencies and carriers to lower costs, improve productivity and reduce errors and omissions.


     Automated Policy and Claims Processing, Billing, and Regulatory and Statistical Reporting for Insurance Carriers. The Company's Diamond System is a fully integrated Microsoft Windows-based system that offers real-time processing of policies and claims, automates billing and facilitates the production of regulatory and statistical reports. Unlike many competing systems, the Diamond System operates in a local area network environment and has a scalable open architecture. The Company has maintained a common code base across its Diamond System customers allowing the Company to cost-effectively implement enhancements and upgrades to those customers. This standardization also minimizes the time needed for installation. The Diamond System provides carriers with established EDI connections with the Company's agency customers, which the Company believes comprise the largest base of independent agencies on a single EDI-enabled system, as well as with other insurance agencies operating on industry standard systems.

STRATEGY

     The Company is committed to maintaining and enhancing its position as a leading provider of automation software for independent insurance agencies and becoming a leading provider of systems to insurance carriers in the P&C market. The Company believes that the following factors are important to achieving these goals.

     Continue to Focus on Independent Agencies. Since its inception, the Company has targeted independent insurance agencies in the P&C industry. This focus has enabled the Company to understand the needs of its agency customers and to use that knowledge to develop its products and services to meet the specific requirements of the insurance agency market. The Company plans to continue to leverage its experience and reputation in the insurance agency market to enhance its competitive position. The Company currently serves over 7,500 agencies, representing over 70,000 concurrent licensed users. Fifteen percent of the approximately

44,000 independent P&C insurance agencies in the U.S. are currently customers of Applied Systems. The Company intends to continue to target the remaining 85% that are operating on competing systems or are not yet automated.

     Further Penetrate Market for Insurance Carrier Systems. The Company plans to aggressively market its Diamond System to P&C insurance carriers. The Company currently has low penetration among the approximately 2,400 insurance carriers in the P&C industry in the U.S., most of which have multiple lines of business in a number of states, representing an attractive market opportunity for the Diamond System. The Company is currently focusing the marketing of the Diamond System on personal lines of insurance, which is a high transaction and low premium sector of the insurance market characterized by intense price competition and a focus on cost reduction. The Company believes that the Diamond System will enable carriers to achieve the operating efficiencies necessary to compete successfully in this sector of the insurance market and allow them to enter new markets more efficiently.

     Advance Position as Industry Innovator in Interface Technology. The Company is committed to maintaining and enhancing its position as the leading innovator of EDI technology in the P&C insurance automation software market. By working closely with agencies and carriers to develop new EDI functionality for its products, the Company has been successful in creating a number of EDI innovations. The Company was the first to deliver a complete automation solution for agencies capable of single-entry, multiple company interface utilizing ACORD standards. The Company also performed the industry's first exchange of industry standard data between an agency and a carrier over the Internet and continues to facilitate information downloads from carriers to agencies using low-cost Internet connections. The Company intends to continue to enhance its EDI capabilities in order to differentiate its products and further penetrate both the agency and carrier markets.

     Maintain Technological Leadership. The Company commits substantial time and resources to technological development, which it believes is key to the successful sale and implementation of its products. The Company intends to maintain its technology leadership position in the insurance software industry by anticipating and responding to evolving industry needs and by adopting technological advances in software and hardware to address those needs. The latest version of TAM operates on a 32-bit platform, the most advanced platform currently offered in the P&C insurance agency software market. The Company also developed the Diamond System to respond to the needs of insurance carriers for complete policy, billing and claims automation and interface capability. The Company continues to develop new interface solutions and is currently designing its products to support ACORD's object-based technology, ACORD Objx.

     Leverage Relationships in Insurance Agency and Insurance Carrier Customer Bases. The Company provides complementary systems to both P&C insurance agencies and carriers, which generate significant opportunities for the Company to leverage its customer base. Through TAM, the Company has established a broad base of EDI-enabled insurance agency customers capable of effecting state-of-the-art information transfers. In marketing the Diamond System, the Company intends to emphasize the potential benefits of immediate access to this customer base. In addition, the Company believes that as carriers increasingly target TAM agencies due to the increased efficiencies that result from the TAM system, more agencies will demand the TAM product.

PRODUCTS

     The Company offers a complete automated management system for independent agencies and offers policy, billing and claims administration software to meet the needs of insurance carriers. The Company develops, markets, installs and offers support and maintenance, and implementation and consulting services for all of its products.

     Agency Systems

     The Agency Manager. The Agency Manager is a fully integrated management system primarily designed for independent P&C agencies. The Company believes that TAM has the broadest range of features offered in a single product for agencies in the P&C insurance software industry. TAM is designed to operate on a personal computer platform and can support implementations ranging from single users to large local area and wide area networks. TAM provides efficient integration of customer/policy databases, accounting, policy rating, ACORD forms, automated marketing, transactional filing, digital imaging, network faxing, motor vehicle reports and integration with Microsoft Office and Mail. In addition, TAM offers advanced features such as carrier, agency and state-specific forms and custom reports. TAM fully integrates internal EDI functionality allowing agencies to perform industry standard uploads and downloads without relying on third party software.

     In developing its software products, the Company works closely with the Applied Systems Client Network ("ASCnet"), the TAM user group that compiles suggestions for product enhancements from its members and communicates them to the Company. ASCnet has played a valuable role in the evolution of TAM.


     The Company has continually added new features and functionality to successive versions of TAM, successfully integrating each of these new features into the base TAM product. The Company believes that these new features increase an agency's productivity and efficiency. Approximately 15% of all independent P&C agencies in the U.S. are currently utilizing TAM and over 40% of all P&C industry standard EDI communication links include TAM agencies. Further establishing its role as a technological leader, the Company expects general release of the newest TAM product, TAM-Vision, in the fourth quarter of 1998. TAM-Vision is a Windows NT, 32-bit, client/server product that is designed to support ACORD's Objx standards. License fees for TAM vary depending on the number of users and sites being licensed.


     TAM Advantage.(TM) TAM Advantage is the Company's competitively priced solution specifically designed for smaller agencies that require a simpler version of TAM. TAM Advantage offers the same technology as TAM, but is tailored to meet the needs of these agencies.

     FirstRate.(TM) FirstRate is a comparative pricing/rating system for personal and commercial lines of insurance that fully integrates with TAM or may be operated on a stand-alone basis. FirstRate equips independent insurance agencies with a fast and accurate comparative rating system. The Company has licensed approximately 2,100 FirstRate systems.

     Third-Party Products. The Company offers insurance agencies complete third-party computer hardware systems such as servers, workstations and printers, and computer software such as Windows NT, Microsoft Office, SQL Server and the Microsoft BackOffice line. The Company offers these third-party products as part of its commitment to providing its agency customers with a complete automation solution.

     Insurance Carrier Systems

     The Diamond System. The Diamond System provides an automation solution for regional and national P&C insurance carriers. The Company's Diamond System is a fully integrated Microsoft Windows-based system that offers real-time processing of policies and claims, automates billing and facilitates the production of regulatory and statistical reports. The Diamond System offers established EDI connections with the Company's insurance agency customers, which the Company believes comprise the largest base of independent agencies on a single EDI-enabled system, as well as other insurance agencies operating on industry standard systems. The Company has sold the Diamond System to 13 insurance carriers to date and recently began an active marketing program for the product.

     The Diamond System is designed to operate on local area and wide area networks, and does not require a proprietary, single-purpose hardware platform. Traditionally, insurance carrier processing has been served by main frame-based systems which require an overnight batch cycle in order to process each day's transactions. Any errors in data input or processing using a batch system are not identified and corrected until the next day. The Company believes that on-line, real-time processing for insurance carrier transactions can lead to a significant reduction in transaction processing expenses.

     In developing the Diamond System, the Company incorporated insurance functions, business rules and database structures common to all insurance companies into its "Diamond Base." The Company configures the Diamond Base for each insurance carrier by incorporating carrier-specific rate formulas, underwriting rules, third-party data access, billing plans and policy forms.

     PolicyMiner(TM) and Policy-Rollover.(TM) PolicyMiner is a tool designed to assist P&C insurance carriers and agencies in electronically analyzing policies currently in effect and maintained on TAM systems to determine whether or not to recommend a change in carrier for a given policy. If a change in carrier is decided upon, PolicyMiner electronically transfers that policy upon renewal to the new carrier via EDI. PolicyMiner eliminates the need for individual analysis of the high volume of policies managed by an agency. PolicyMiner and Policy-Rollover are products that identify "blocks" of policies within an existing agency system that are to be "rolled," or transferred to a carrier, based on a number of user-selected attributes such as type of policy, location and policy effective period. PolicyMiner-Plus is a product that contains the same features as PolicyMiner and Policy-Rollover, but adds a carrier-specific pricing and underwriting feature for premium and commission comparison between each existing policy version and a proposed new policy version. This allows the carrier and agency to "mine" the agency's database utilizing premium and commission comparisons.

SERVICES

     Support and Maintenance. All of the Company's agency customers receive one year of support and maintenance service with the initial system purchase. Customers may enter into support and maintenance agreements thereafter that entitle them to continued support as well as product enhancements and new versions of the Company's products. Technological system advances, including those requested by customers through the Company's user group, ASCnet, are incorporated into the Company's base product through product enhancements and new versions. Upgrades of the Company's products are introduced regularly to respond to changes in state insurance regulations and other insurance industry and technological developments. The Company employs approximately 20 individuals dedicated to incorporating each state's regulations into its products. By providing upgrades to all of its agency customers participating in the Company's support and maintenance program, the Company is able to minimize the cost of supporting multiple versions of its products.

     Implementation and Consulting Services. The Company offers full implementation services, including installation, data conversion, training and consulting services. The Company's training services provide customers with a formalized program to ensure that applications will be utilized in an efficient and cost-effective manner. The Company offers extensive training at its facilities in University Park, Illinois and its regional training centers in California, Florida, Massachusetts, Minnesota, New Jersey, Texas, Washington and Ontario, Canada. The Company's consulting services are performed on site and are designed to assist customers with agency-specific workflows and enhance system utilization.

PRODUCT DEVELOPMENT


     Applied Systems has a history of introducing innovations and adopting leading edge technology in its products. The market for the Company's products is characterized by rapidly changing technology, the need to comply with varied and continuously changing state insurance regulations and frequent introductions of new products and enhancements. The Company's future success depends in part on its ability to enhance its existing products and services and develop new products and services to meet changing customer requirements. To this end, the Company relies in part on input from its licensed user group, ASCnet, to improve the functionality and ease of use of its agency systems. The Company offers upgrades to all of its customers who participate in the Company's support and maintenance program. The Internet has facilitated updates on a more regular basis. The Company's product development efforts are focused on enhancement of existing products and services, expansion of operating system compatibility and development of new applications for the insurance software market. The latest example of the Company's product development efforts is TAM-Vision, which is a Windows NT-based, 32-bit, client/server version of TAM expected for general release in the fourth quarter of 1998.


     Since inception, the Company has made substantial investments in enhancing and developing its products and services. The Company spent approximately $7.7 million, $7.9 million and $9.7 million in 1995, 1996 and

1997, respectively, on research and development and the Company intends to devote substantial resources to product development in the future. The Company has approximately 235 employees who specialize in product development and participate in the initial installations of new products.

SALES AND MARKETING

     The Company markets and sells its products through its direct sales force which consists of approximately 75 employees located primarily in North America. Approximately 70 of these salespeople are responsible for selling agency products and services. The Company's U.S. agency sales force is divided into four regional sales units and one national accounts unit. The regional sales units are supervised by regional managers and are responsible for sales to small- and medium-sized independent insurance agencies. The national accounts unit sells to larger agencies.

     The Company dedicates approximately 75% of its agency sales force to new customer sales. Sales prospects originate primarily from the Company's advertising and marketing, current customer referrals and industry trade shows. Any inquiries from potential customers as a result of these marketing efforts are channeled through the Company's central headquarters to the appropriate regional or national accounts salesperson. Sales presentations are conducted at the prospective agency and include a full demonstration of the product. The balance of the agency sales force focuses on generating revenue from the Company's current customer base through sales of additional user licenses and third-party hardware and software. These employees also maintain and strengthen customer relationships by disseminating information regarding product enhancements and technical specifications for software compatibility.

     The Company's carrier system salespeople are based at the Company's headquarters. The Company intends to add sales resources to this group as it begins to more aggressively market the Diamond System. The Company currently provides incentives to a portion of its existing agency sales force to generate leads for Diamond System sales.

     A substantial portion of sales force compensation is based on commissions, with additional incentives offered for new user sales. The Company believes that its commission based compensation system optimizes sales productivity.

     The Company markets its products through participation in trade shows, target marketing and advertising in trade publications. The Company maintains control over the content and timing of its advertising and promotional materials by producing substantially all of its marketing materials in-house, thus reducing costs and ensuring timely development and delivery.

CUSTOMERS

     The Company has a diverse customer base. During 1997, no single customer accounted for more than 2% of total sales. The quality of the Company's support and maintenance has been a key factor in its 96% customer retention rate since 1996 for support and maintenance agreements and the development of a strong relationship with its user group. Customers for the Company's agency products range from small- to medium-sized independent insurance agencies to large national agencies. The Company currently serves over 7,500 independent insurance agencies. Customers for the Company's insurance carrier products are regional and national insurance carriers. The Company has sold its Diamond System to 13 insurance carriers to date.

INTELLECTUAL PROPERTY RIGHTS AND LICENSES

     The Company provides its products to customers on a "right-to-use" basis under exclusive and non-exclusive licenses containing confidentiality and nondisclosure provisions. The Company seeks to protect its software and other intellectual property through a combination of trade secret, copyright and trademark law. In addition, the Company relies on confidentiality agreements and contractual restrictions on copying and disclosure contained in its licenses and nondisclosure agreements with its employees and contractors.

     Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary.

Policing unauthorized use of the Company's products is difficult and, while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the U.S. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's products and technologies. In addition, certain technology used in the Company's products is licensed from third parties. See "Risk Factors -- Reliance on Microsoft Technologies."


     In November 1992, Harbor filed suit against ASI alleging copyright infringement, misappropriation of trade secrets, and other claims. The other claims were ultimately withdrawn or dismissed. A verdict was returned in favor of ASI on the copyright infringement claim, but in favor of Harbor on the trade secret claim. The trade secrets involved in the claim were never identified by the plaintiff. In July 1998, a settlement agreement was entered into, pursuant to which ASI paid Harbor $5.0 million. ASI recovered $2.5 million from its insurers to partially offset the amount paid to Harbor. ASI did not admit liability and Harbor agreed not to assert specified additional claims against ASI and its products. The settlement agreement did not convey to Harbor or ASI the right to use the intellectual property that was the subject of the litigation. However, Harbor and its principal stockholder released ASI from all claims past and future relating to any intellectual property of ASI and agreed not to assert specified additional claims against ASI and its products. There can be no assurance that other third parties will not assert infringement claims against the Company in the future with respect to past, current or future products. See "Risk Factors -- Proprietary Rights; Risk of Infringement," and
Note 12 of Notes to Combined Financial Statements. As the number of software products in the industry increases and the functionality of these products further overlap, the Company believes that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time-consuming and expensive to defend, cause product shipment delays or require the Company to enter into royalty or licensing agreements.


COMPETITION

     The market for the Company's products is highly competitive. A variety of companies currently offer products that compete with one or more of the Company's product lines. In addition, as the Company targets new markets and introduces new product lines, it expects to encounter competition from additional software vendors. The Company competes on the basis of product features and functionality, price and maintenance and support programs. The Company believes that its products generally compete effectively with respect to these factors.

     In the independent insurance agency market, the Company believes that its most significant competition comes from systems developed by other insurance software vendors such as AMS and Delphi. In the P&C insurance carrier market, the Company believes that its most significant competition comes from policy and claims administration and information systems developed in-house by insurance carriers. Carriers that perform in-house administration typically have made a significant investment in their policy and claims administration systems. In addition, insurance carrier personnel have a vested interest in maintaining these responsibilities in-house. The Company also competes with outside software vendors including PMSC and INSpire. Many of the Company's existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than the Company.

FACILITIES


     The Company's corporate headquarters, its principal administrative, product development, sales and marketing operations and its principal customer training center are located in University Park, Illinois in a building with approximately 160,000 square feet of office space. The Company leases the property from an entity controlled by the founder and principal stockholder of the Company and the current Chairman, Chief Executive Officer and President of the Company. See "Certain Transactions." The lease is scheduled to expire in August 2018 and currently provides for an annual base rent of $2.1 million with annual increases of 2%. The Company owns an office building in Canada which is approximately 13,000 square feet and is used for the

Company's Canadian operations. In addition, the Company leases office space in eleven locations in the U.S. for sales and training facilities and in one location in the U.K. The U.S. properties are located throughout the country and range in size from approximately 1,000 square feet to 18,000 square feet. The leases generally have terms expiring between late 1998 and 2001. The Company also owns two office buildings in Illinois, one of which is 33,000 square feet and the other of which is 38,000 square feet. The 38,000 square foot facility is located in Matteson, Illinois, is not currently being used by the Company and is expected to be disposed of by the Company in 1999. The Company believes that its existing facilities are suitable and adequate for its present needs and that suitable additional space will be available as needed to accommodate any expansion of operations.


EMPLOYEES

     As of June 30, 1998, the Company had approximately 1,100 employees, of which approximately 235 employees perform software and product development, 570 perform customer services, 135 are engaged in sales and marketing activities, 135 perform corporate functions and 25 perform configuration and evaluation of hardware. Of the Company's employees, 970 are located within the U.S. and 130 are located outside the U.S. None of the Company's employees is represented by a collective bargaining unit. The Company considers its relations with its employees to be good.

LEGAL PROCEEDINGS

     The Company is party to various claims, legal actions and complaints arising in the ordinary course of business. Management does not believe that any such matters individually or in the aggregate could have a material adverse effect on the Company's financial condition or results of operation.

                               GLOSSARY OF TERMS



AGENCY/COMPANY ORGANIZATION FOR RESEARCH AND DEVELOPMENT (ACORD)


     ACORD is a nonprofit insurance association whose mission is to increase the efficiency of the agency distribution system and the insurance industry as a whole. ACORD accomplishes its mission by developing and maintaining standard forms to support policy processing, providing EDI standards for the industry, and promoting the effective use of agency automation and process improvement.



     Approximately 1,000 insurance companies are affiliated with ACORD, as are 35,000 insurance agencies, the major agency software providers, the national producer associations, user groups, and other industry associations. The Company is a member of ACORD.



APPLIED SYSTEMS CLIENT NETWORK (ASCNET)


     ASCnet is an international association of insurance agents and brokers who use the Company's software to run their businesses. ASCnet is an independent, not-for-profit organization that facilitates knowledge sharing and improved business practices. They also work closely with the Company in developing future products and in industry lobbying efforts.



BETA SOFTWARE


     Beta software is a test version of a computer product that is provided to a large number of users prior to general commercial release. Beta testing is the last stage of testing, where the software is sent to test sites outside the company for real-world exposure. Beta testing is often preceded by a round of testing called alpha testing, the internal testing of the software by the software's manufacturer.



CLIENT/SERVER APPLICATION


     Client/server is a network architecture in which each computer or process on the network is either a client or a server and where the client computer requests information from the server computer or machine. Servers are powerful computers or processors dedicated to managing databases, disk drives (file servers), printers (print servers), or network traffic (network servers). Clients are PCs or workstations on which users run applications. Clients rely on servers for resources, such as database queries, files, devices, and even processing power. A client/server application leverages this architecture for improved performance.



DOWNLOAD


     Download refers to the process of transmitting informational files from one computer to another, in this case, an insurance carrier electronically sending information "down" to the insurance agent or broker (See "Electronic data interchange").



ELECTRONIC DATA INTERCHANGE (EDI)


     EDI is the electronic communication of business information without human intervention. Through EDI, the receiving system is updated with each piece of information (data) received from the sending system. For example, if an agent is sending a policy change request to a carrier, the policy number, effective and expiration dates, etc. are electronically transmitted from the agent's system to the carrier's without the carrier having to re-enter them. In this manner, carriers and agencies electronically share data.



LOCAL AREA NETWORK (LAN)


     A LAN is a communications network that serves users within a confined geographical area and is made up of servers, workstations, a network operating system and a communications link. A LAN takes advantage of the proximity of computers to offer relatively efficient, higher-speed communications than wide-area networks.

OBJECT-BASED




     Object-based refers to a computer application that is broken down into modules or objects. These objects can be combined like building blocks in new ways or used by third-parties to exchange information between separate systems.



OPEN ARCHITECTURE


     Open architecture refers to an architecture whose specifications are public and is therefore designed to interconnect with a variety of products. This includes officially approved standards as well as privately designed architectures whose specifications are made publicly available by the designers.



POLICY PRICING


     Policy pricing enables agents and carriers to provide consumers with a price for an insurance policy, taking into account customer specific and carrier specific information to determine the price.



REAL-TIME PROCESSING


     Real-time processing allows for production of and changes to a policy to occur immediately after all information is submitted to the software application rather than waiting for an overnight or lengthy process to make the policy or its changes effective.



SQL SERVER


     Microsoft(R) SQL Server(R) consists of a database and database tools that run on a network server and is designed for client/server use. Client workstations send requests for data to SQL Server which processes those requests and returns data to the client workstation.



UPLOAD


     Upload refers to the process of transmitting informational files from one computer to another, in this case an insurance agent or broker electronically sending information "up" to the insurance carrier (See "Electronic data interchange").



WIDE AREA NETWORK (WAN)


     A WAN is a computer network that spans a relatively large geographical area. Typically, a WAN consists of two or more local-area networks (LANs).



WINDOWS NT


     Microsoft(R) Windows NT(R) is a 32-bit operating system for both clients and servers. Combined with either the Intel 32-bit microprocessors or Digital Equipment Corporation's Alpha microprocessors, Windows NT provides support for 32-bit applications.



WINDOWS 3.X


     Microsoft(R) Windows(R) 3.x is an older computer operating system that is superceded by Microsoft(R) Windows NT(R) and Microsoft(R) Windows95(R). Windows 3.x is a 16-bit operating system and cannot run applications designed for Windows NT(R) or Windows95(R), which are 32-bit applications.



WINDOWS 95


     Microsoft(R) Windows 95(R) is a 32-bit operating system that serves as an upgrade to Microsoft's Windows(R) 3.x and Microsoft DOS operating systems. Running only on Intel microprocessors (the 386 family and greater), it supports 32-bit applications as well as the older, 16-bit applications.

                                   MANAGEMENT

     The following table sets forth certain information concerning each of the Company's executive officers and directors.


              NAME                AGE                             POSITION
              ----                ---                             --------
James P. Kellner................  40    Chairman of the Board, President and Chief Executive Officer
Timothy J. McIntyre.............  40    Executive Vice President, Chief Financial Officer and
                                        Secretary
Thomas H. Carruth...............  37    Executive Vice President-Software Services
John J. Higginson...............  30    Executive Vice President-Technology
Patrick J. Kellner..............  37    Executive Vice President-Sales
Patricia E. Ruisz...............  42    Executive Vice President-Operations
Glen R. Eustace.................  28    Vice President-Financial Management and Director
William A. Huff.................  52    Director


EXECUTIVE OFFICERS AND DIRECTORS

     James P. Kellner was appointed President of the Company in 1991, Chief Executive Officer in April 1997 and Chairman of the Board of Directors in June 1998. He joined the Company in 1985 as a programmer/analyst. In 1988, he was selected to head the Company's newly formed Large Systems Division and was responsible for marketing automation systems to large independent insurance agencies. Mr. Kellner received his B.A. from Augustana College. James P. Kellner and Patrick J. Kellner are brothers.

     Timothy J. McIntyre began his employment with the Company in May 1998. Prior to joining the Company, he was General Manager of Investor Relations and Financial Management from 1996 to May 1998 and Manager of Financial Planning from 1993 to 1996 at Ryerson Tull, a materials distribution company. Mr. McIntyre has an accounting degree from the University of Notre Dame, an M.B.A. from the University of Chicago and is a C.P.A. and a C.C.M. (Certified Cash Manager).

     Thomas H. Carruth joined the Company in 1991 as Vice President/General Manager for the Indianapolis (Liberty) operation. In 1993 he assumed the additional responsibilities of the Marietta support operation and, in 1994, he began managing the Company's rating operation located in Minneapolis. Mr. Carruth was appointed Executive Vice President-Software Services in 1995. Mr. Carruth received his B.A. from Miami University, Oxford, Ohio.

     John J. Higginson joined the Company in 1990 as a Customer Support Engineer. In 1995, Mr. Higginson was promoted to Vice President-Software Services with responsibility for the operation of the Company's U.S. customer support center. In 1997, Mr. Higginson was promoted to his current position of Executive Vice President-Technology. Mr. Higginson received his B.A. from Northern Illinois University and is a Certified Netware Engineer and a Microsoft Certified Systems Engineer.

     Patrick J. Kellner joined the Company in 1987 as a regional sales specialist in Wisconsin. In 1991, Mr. Kellner was promoted to Vice President, National Sales Manager and in 1996 was promoted to the new position of Vice President-Sales for the Company Systems Division. In 1997, Mr. Kellner was named Executive Vice President-Sales and is responsible for the Sales and Marketing of all the Company's products in the U.S. Mr. Kellner received his B.A. from Augustana College.

     Patricia E. Ruisz joined the Company in 1984. In 1985, she became the manager of the Company's Customer Order Processing Department. Between 1988 and 1989, Ms. Ruisz was primarily responsible for overseeing the commencement of the Company's operations in Canada. In 1989, she was promoted to the position of Chief Operating Officer and in July 1998 such title was changed to Executive Vice President-Operations.

     Glen R. Eustace began his career at the Company in 1994 as Director, Financial Planning. In late 1995, he was promoted to Executive Vice President-Business Development and in 1998 became Vice President --

Financial Management. For the three year period prior to joining Applied Systems, he was a financial analyst with Baxter Healthcare Corporation where his duties included financial planning, international treasury functions and general accounting. Mr. Eustace has a B.S. in Finance from the University of Illinois. Glen R. Eustace is the son of Robert R. and Elsa M. Eustace, the founders and principal stockholders of the Company.

     William A. Huff has served as a director of the Company since its incorporation on April 1, 1986. He also serves as a member of the board of directors of GreatBank, N.A. in Evanston, Illinois and First National Bank in Chicago Heights, Illinois. Mr. Huff received his B.S. from Indiana University and his J.D. from the University of Illinois. Mr. Huff has been engaged in the private practice of law since 1979 and provides legal services to the Company from time to time. See "Certain Transactions."

BOARD OF DIRECTORS

     The business of the Company is managed under the direction of the Company's Board of Directors. The Board of Directors is currently composed of three directors, including two executive officers of the Company. Following the Offering, the directors will be divided into three classes. Upon the expiration of the term of each class of directors, directors comprising that class will be elected for a three-year term at the next succeeding annual meeting of stockholders. Each director holds office until that director's successor has been duly elected and qualified. The Company intends to expand the Board of Directors prior to the consummation of the Offering to include two individuals who are not officers or employees of the Company. One director will be in Class I and will stand for election at the annual meeting of stockholders to be held in 1999. The other additional director and Mr. Huff will be in Class II and will stand for election at the annual meeting of stockholders to be held in 2000. Mr. Kellner and Mr. Eustace will be in Class III and will stand for election at the annual meeting of stockholders to be held in 2001. Officers of the Company are elected at each annual meeting of the Board of Directors and serve at the discretion of the Board.

BOARD COMMITTEES

     The Company's Board of Directors has established an Audit Committee and a Compensation Committee. The directors who will comprise such committees after the consummation of the Offering have not yet been determined. The Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's year-end operating results and considers the adequacy of the internal accounting procedures. The Compensation Committee reviews and recommends the compensation arrangements for all officers, approves such arrangements for other senior level employees and administers and takes such other action as may be required in connection with certain compensation and incentive plans of the Company (including the grant of stock options).

COMPENSATION OF DIRECTORS

     Directors who are officers or employees of the Company do not receive compensation for serving as directors. Non-employee directors receive a $12,000 annual retainer and an additional fee of $500 per meeting of the Board of Directors or a committee thereof. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and meetings of committees of the Board of Directors.

     In connection with the Offering, the Company has adopted the Stock Option Plan. See "Management -- Stock Plans." Pursuant to this plan, on the consummation of the Offering (or, if later, on the date on which a person is first elected or begins to serve as a non-employee director) each non-employee director will be granted a nonqualified option to purchase 5,000 shares of Common Stock which will vest one-half each on the first and second anniversaries thereof and, on the last day of each calendar quarter of the year, each person who is a non-employee director will be granted a nonqualified option to purchase 500 shares of Common Stock which will vest on the day prior to the first anniversary of the date of grant. The per share exercise price of such options will be equal to the fair market value of the Common Stock on the date of grant of such option.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to this Offering, all executive officer compensation decisions have been made by the entire Board of Directors of the Company, including James P. Kellner and Glen R. Eustace. Following the Offering, all executive officer compensation decisions will be made by the Compensation Committee.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth compensation awarded to, earned by or paid for services rendered to the Company in all capacities during the fiscal year ended December 31, 1997 by the Company's Chief Executive Officer and each of the Company's other five most highly compensated executive officers who were serving as such at the close of fiscal 1997 (collectively, the "Named Executives").

                         SUMMARY COMPENSATION TABLE(1)


                                                                 ANNUAL COMPENSATION
                                                                ----------------------
                  NAME AND CAPACITY SERVED                       SALARY        BONUS
                  ------------------------                       ------        -----
James P. Kellner............................................    $202,000      $260,521(2)
Chairman, Chief Executive Officer and President
Robert R. Eustace(3)........................................     709,362            --
Former Chairman and Chief Executive Officer
Elsa M. Eustace(4)..........................................     460,560            --
Former Corporate Secretary
Patrick J. Kellner..........................................     136,000        95,350
Executive Vice President -- Sales
Thomas H. Carruth...........................................     125,000        50,350
Executive Vice President -- Software Services
Dawn M. Eustace(5)..........................................     150,000        23,750
Executive Vice President -- Hardware
Glen R. Eustace(6)..........................................     150,000        23,600
Executive Vice President -- Business Development


-------------------------
(1) Other compensation in the form of perquisites and other personal benefits has been omitted, because the aggregate amount of such perquisites and other personal benefits was the lesser of either $50,000 or 10% of the total annual salary and bonus of the Named Executive for such year.


(2) Includes a grant by the Company of      shares of the Company's Common Stock
    on January 2, 1997, representing 0.5% of the outstanding Common Stock on such date. The Company valued such grant at approximately $35,000, based on the book value as of the date of grant. The grant was made without registration under the Securities Act (in reliance upon Section 4(2) of the Securities Act) and was not made pursuant to a formal stock compensation plan.


(3) Robert R. Eustace resigned as Chief Executive Officer in April 1997 and as Chairman of the Board of Directors in June 1998 and, upon consummation of the Offering, will cease employment with the Company.


(4) Elsa M. Eustace resigned as Corporate Secretary in June 1998 and, upon the consummation of the Offering, will cease employment with the Company.


(5) Effective upon the consummation of the Offering, Dawn M. Eustace will cease employment with the Company.

(6) In July 1998, Glen R. Eustace became Vice President -- Financial Management.

EMPLOYMENT AGREEMENT

     The Company entered into an employment agreement with Mr. McIntyre in May 1998 that has an initial term of two years and provides for automatic renewal periods of one year each unless either party receives timely notice of non-renewal. Pursuant to such employment agreement, Mr. McIntyre receives an annual base salary of $135,000 and is eligible for an annual discretionary bonus and participation in other compensatory plans of the Company from time to time. If Mr. McIntyre's employment is terminated by the Company without cause or by Mr. McIntyre with cause, he will receive a severance allowance equal to six months of base salary on the date of termination and continued health insurance benefits at the Company's expense. If Mr. McIntyre's employment is terminated by the Company with cause or by Mr. McIntyre without cause, no severance benefits will be provided. The employment agreement further provides that Mr. McIntyre may not consult, control or be employed by any direct competitor of the Company for a period of two years following his employment with the Company.

STOCK PLANS

     Stock Option Plan

     In connection with this Offering, the Board of Directors of the Company adopted and the Company's stockholders approved the Company's Stock Option Plan. Up to an aggregate of 1,500,000 shares of Common Stock may be issued upon the exercise of stock options granted under the Stock Option Plan. These stock options may be either incentive stock options ("ISOs") within the meaning of
Section 422 of the Code, or nonqualified stock options. No stock options may be issued under the Stock Option Plan later than ten years after the effective date of such Plan.

     The purposes of the Stock Option Plan are to align the interests of the Company's stockholders and the recipients of options under the Stock Option Plan by increasing the proprietary interest of such recipients in the Company's growth and success and to advance the interests of the Company by attracting and retaining officers and other key employees and well-qualified independent directors.

     The Stock Option Plan is administered by the Compensation Committee. Subject to the terms of the Stock Option Plan, the Compensation Committee is authorized to select eligible officers and other key employees for participation in the Stock Option Plan and to determine the number of shares of Common Stock subject to each option granted thereunder, the exercise price of such option, the time and conditions of exercise of such option and all other terms and conditions of such option.

     The Compensation Committee may delegate some or all of its power and authority under the Stock Option Plan to the Chief Executive Officer or other executive officer of the Company as it deems appropriate. However, the Compensation Committee generally may not delegate its power and authority with regard to the selection for participation in the Stock Option Plan of an officer or other person who is a "covered employee" within the meaning of Section 162(m) of the Code or who, in the Compensation Committee's judgment, is likely to be a covered employee at any time during the period in which an option to such employee would be outstanding or who is subject to Section 16 of the Exchange Act or decisions concerning the time, pricing or amount of an option grant to such an officer or other person.

     The purchase price of shares of Common Stock subject to an option granted under the Stock Option Plan is determined by the Compensation Committee at the time of grant, but, in the case of an incentive stock option, may not be less than 100% of the fair market value of such shares of Common Stock on the date of grant. The aggregate fair market value (determined as of the date the option is granted) of the stock with respect to which ISOs are exercisable for the first time by the optionee in any calendar year (under the Stock Option Plan and any other incentive stock option plan of the Company) may not exceed $100,000. Options granted under the Stock Option Plan may not be exercised after ten years from the date of grant. In the case of any eligible employee who owns or is deemed to own stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price of any ISOs granted under the Stock Option Plan may not be less then 110% of the fair market value of the Common Stock on the date of grant, and the exercise period may not exceed five years from the date of grant.

     Options granted under the Stock Option Plan are not transferable by the optionee other than by will or under the laws of descent and distribution. Unless otherwise provided for in the option agreement relating to an option, each option terminates on the earlier of the date of the expiration of the option or three months after the date the optionee terminates employment with the Company for any reason other than termination for cause or the retirement on or after age 65 after a minimum of five years employment with the Company or the death or disability of the optionee. Unless otherwise provided for in the option agreement relating to an option, during such post-employment period, the optionee may exercise the option in respect of the number of shares that were exercisable on the date of termination of employment. Unless otherwise provided for in the option agreement relating to an option, in the event of retirement of an optionee on or after age 65 after a minimum of five years of employment with the Company or the death or disability of an optionee before the date of expiration of the option, the option terminates on the earlier of the date of expiration or one year following the date of termination of employment, during which period the option may be exercised in respect of the number of shares remaining subject to the option on the date of termination of employment. If an optionee's employment is terminated for cause, all options held by such optionee will terminate automatically on the effective date of such optionee's termination of employment.

     The Stock Option Plan provides that an option agreement may permit an optionee to tender previously owned shares of Common Stock in partial or full payment for shares to be purchased on exercising an option. Unless sooner terminated by action of the Board of Directors, the Stock Option Plan will terminate in ten years. Subject to certain exceptions, it may be amended, altered or discontinued by the Board of Directors without stockholder approval.

     In the event of a Change in Control of the Company (as defined in the Stock Option Plan), each outstanding stock option will become exercisable in full.

     The Compensation Committee will make grants under the Stock Option Plan, subject to completion of this Offering, of options to purchase Common Stock as
follows:           , and           received non-qualified stock options to
purchase           and           shares of Common Stock, respectively. Each such
stock option has a per share exercise price equal to the initial public offering price and will expire ten years after the date of grant. Such options will become exercisable in equal portions in annual installments over five years subsequent to the date of grant. Additional grants of non-qualified options
covering an aggregate of           shares of Common Stock with a per share
exercise price equal to the initial public offering price will be made, subject to completion of this Offering, to other employees of the Company.

     Employee Stock Purchase Plan

     In connection with the Offering, the Board of Directors of the Company adopted and the Company's stockholders approved the Company's Employee Stock Purchase Plan (the "Purchase Plan"). A total of 350,000 shares of Common Stock have been reserved for issuance under the Purchase Plan, none of which has been issued. The Purchase Plan provides eligible employees with an opportunity to purchase Common Stock at a discount through automatic payroll deductions. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

     Employees eligible to participate in the Purchase Plan include each employee of the Company who has been an employee for at least twelve consecutive months on a given enrollment date, except that employees who own stock representing 5% or more of the total voting power of the Common Stock are not eligible to participate in the Purchase Plan.

     Eligible employees acquire Common Stock under the Purchase Plan by electing to have an amount up to 8% of their earnings withheld pursuant to the Purchase Plan (subject to the maximum limitation described in the next paragraph). The amount withheld is then used to purchase shares of Common Stock on one or more specified purchase dates during any six-month period ("Offering Period"). Offering Periods commence on each June 1 and December 1; the initial Offering Period will commence December 1, 1998 and expire on May 31, 1999. No interest will be paid on amounts withheld pursuant to the Purchase Plan from a participating employee's compensation. On the last day of the Offering Period, the entire account balance of a participating employee is applied to purchase the maximum number of shares of Common Stock. The shares are purchased at a price equal to 85% of the lesser of (i) the fair market value of the Common Stock on the date of purchase (the last business day of the Offering Period) or (ii) the fair market value of the Common Stock on the first day of the Offering Period.

     At any time prior to the expiration of any Offering Period, an employee may cancel his or her participation in such Offering Period, and participation ends automatically on termination of employment with the Company. Under the Purchase Plan, rights of any employee to purchase Common Stock may not accrue at a rate that exceeds $25,000 in fair market value per calender year.

     401(k) Profit Share Plan

     The Company sponsors a voluntary contribution plan qualified under Section 401(k) of the Code (the "401(k) Plan"). The 401(k) Plan allows eligible employees to make contributions up to 15% of their compensation. Under the 401(k) Plan, the Company may contribute to the 401(k) Plan an amount of matching contributions which is determined at its discretion.

                              CERTAIN TRANSACTIONS

     The business of Applied Systems is currently conducted by three affiliated entities: ASI, Asktom and TAM UK (together, the "Reorganized Entities"). The Company and the stockholders of each of the Reorganized Entities will enter into a Contribution and Merger Agreement which provides for all of the equity interests in ASI and Asktom to be contributed to the Company and for the stockholders of TAM UK (each of which is a corporation) to be merged with and into the Company, in all cases immediately prior to the consummation of this Offering. In exchange for such transfers, Robert R. Eustace, the founder and majority stockholder of the Reorganized Entities, will receive, together with
his spouse, Elsa M. Eustace,      shares of Common Stock of the Company, James
P. Kellner, Chairman, Chief Executive Officer and President of the Company, will
receive           shares of Common Stock, Glen R. Eustace, an officer and
director of the Company, will receive           shares of Common Stock and Dawn
M. Eustace, an executive officer of ASI, will receive      shares of Common
Stock. Following the Reorganization, the Company will be a holding company with ASI, Asktom and TAM UK as its wholly-owned subsidiaries.


     ASI currently leases its principal facility, which consists of approximately 160,000 square feet of office and training space, from Applied Properties L.L.C. ("Applied Properties"). Robert R. Eustace and James P. Kellner together hold substantially all of the ownership interests in Applied Properties. The lease payments (net of utilities, insurance and taxes) in fiscal years 1995, 1996 and 1997 were approximately $18,000, $436,544 and $1,607,024, respectively. The current lease payments are approximately $2.1 million per year and increase at a rate of 2% per annum. The lease is scheduled to expire in August 2018. The Company believes that the lease contains terms that are no less favorable to the Company than those which would be charged by an unrelated third-party under similar circumstances. See "Business -- Facilities."



     In October 1995, Applied Properties secured a one-year construction loan from First Midwest Bank allowing for maximum borrowings of $9,600,000. Applied Properties used the proceeds of such loan to finance a portion of the construction of ASI's principal facility. The loan was collateralized by ASI's principal facility and two other buildings owned by ASI. As of December 31, 1997, the construction loan had been converted to a mortgage note. The mortgage note bears interest at 8.0% and is similarly secured. The mortgage note is fully guaranteed by ASI and Robert R. and Elsa M. Eustace. As of June 30, 1998, the mortgage note balance was $9,279,859. The mortgage is payable in monthly installments of $116,474, and a balloon payment is due in December 2002.



     Since August 1995, ASI has paid amounts to third parties on behalf of Applied Properties, which amounts, together with the proceeds of the construction loan described above, have been used to finance the construction of ASI's principal facility. These payments resulted in amounts due to ASI from Applied Properties of $2,083,528 and $1,825,542 as of December 31, 1996 and December 31, 1997, respectively. None of these receivables have been repaid to date and the aggregate amount outstanding is currently approximately $6.1 million. It is Applied Properties' intention to refinance its existing mortgage note in an amount sufficient to repay these receivables prior to the end of 1998.


     ASI leases a property in Florida from Applied Properties on a month-to-month basis. This property is used for business meetings and to house ASI employees. Monthly rental expense is determined by the management of Applied Properties and is approximately $6,000. Upon consummation of the Offering, the lease agreement will be terminated.


     The Company, ASI and the current ASI stockholders will enter into a Tax Allocation and Indemnification Agreement relating to their respective income tax liabilities for periods (or portions thereof) ending on or prior to the close of, and beginning after, the Termination Date. The Tax Allocation and Indemnification Agreement generally provides that the current ASI stockholders will be severally liable for, and indemnify, the Company and ASI against, any taxes based upon net income imposed on ASI by a federal, state or local taxing jurisdiction with respect to a taxable year or period ending on or prior to the Termination Date (or in the case of a taxable year or period beginning before and ending after the Termination Date, the portion of the taxable year or period ending at the close of the Termination Date) (the "Pre-Termination Period") that, with respect to such jurisdiction, ASI filed tax returns on the basis that it was entitled to be taxed as, or in a manner similar to, an "S Corporation" within the meaning of Section 1361 of the Code. Because ASI will be fully subject to corporate income taxation on and after the Termination Date, the reallocation of income and deductions between the Pre-Termination Period and taxable periods (or portions thereof) beginning on and after the Termination Date may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Allocation and Indemnification Agreement generally provides that if, as a result of any action, suit, investigation, audit, claim, assessment or amended tax return, there is any change after the Termination Date in an item of income, gain, loss, deduction, credit or amount of tax that results in an increase in (i) taxes for which the current ASI stockholders shall be liable pursuant to the Tax Indemnification and Allocation Agreement or (ii) any tax liability of any ASI stockholders, and such change results in a potential decrease (the "ASI Decrease Amount") in the tax liability of ASI or the Company for any taxable year or period (or portion thereof) beginning after the Termination Date, then the current ASI stockholders shall be entitled to the full amount of such ASI Decrease Amount. The Tax Allocation and Indemnification Agreement further provides that, if, as a result of any action, suit, investigation, audit, claim, assessment or amended tax return, there is any change after the Termination Date in an item of income, gain, loss, deduction, credit or amount of tax that results in an increase in a tax liability of ASI or the Company, and such change results in a potential decrease (the "ASI Stockholder Decrease Amount") in (i) taxes for which the current ASI stockholders are liable pursuant to the Tax Allocation and Indemnification Agreement or (ii) the tax liability of any current ASI stockholder for any taxable year or period (or portion thereof) ending on or prior to the Termination Date, then the Company or ASI shall be entitled to the full amount of such ASI Stockholder Decrease Amount. Any payment of (i) the ASI Decrease Amount to the current ASI stockholders or (ii) the ASI Stockholder Decrease Amount by the current ASI stockholders shall be made or paid, as the case may be, on a pro rata basis according to the percentage of stock of ASI held by each of the current ASI stockholders as of the beginning of the date of the Reorganization. The ASI Decrease Amount and the ASI Stockholder Decrease Amount, as the case may be, shall be determined based upon certain assumptions specified in the Tax Allocation and Indemnification Agreement. The Tax Allocation and Indemnification Agreement also provides that ASI shall pay, and shall indemnify the current ASI stockholders against, any real property transfer or gains tax, sales tax, use tax, stamp tax, stock transfer tax, or other similar tax imposed on the transactions contemplated by the Contribution and Merger Agreement. The Tax Allocation and Indemnification Agreement further provides that the current ASI stockholders shall have certain rights to control tax contests relating to tax returns including taxes for which the current ASI stockholders are liable pursuant to the Tax Allocation and Indemnification Agreement and income or franchise taxes of ASI imposed by certain jurisdictions for the Pre-Termination Period. See "Reorganization and S Corporation Distribution."



     Mr. Huff, a director of the Company, and the law firm of Huff & Kennedy, of which Mr. Huff is a partner, have performed legal services on behalf of the Company. The legal fees paid to Huff & Kennedy were approximately $4,400 during 1997, which amount did not exceed 5% of Huff & Kennedy's gross revenues during the firm's last full fiscal year. The Company expects such services to continue in the future.



     In January 1992, ASI entered into a Stock Purchase Agreement with the Estate of Thomas A. Eustace, Robert R. Eustace's brother, pursuant to which ASI agreed to purchase for an aggregate purchase price of $3,200,000, in the form of $500,000 in cash and a promissory note in the amount of $2,700,000, an aggregate of 200 shares of common stock of ASI and 200 shares of common stock of Asktom, each of which represented 20% of the outstanding shares of common stock of each corporation at such time. The $500,000 in cash was paid at the time of purchase and the promissory note was payable in sixty equal consecutive monthly installments and bore interest at a floating rate equal to the prime rate. Erica Eustace, Robert R. Eustace's niece, and Victoria Eustace, Robert R. Eustace's sister-in-law, received aggregate payments pursuant to the Stock Purchase Agreement of $337,500, $337,500, and $28,125 for the years ended December 31, 1995, December 31, 1996 and December 31, 1997, respectively. There are no further amounts payable under this agreement.



     ASI's $7,000,000 line of credit with First Midwest Bank is personally guaranteed up to the full amount by Robert R. and Elsa M. Eustace. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."


     Any future transactions between the Company and its executive officers, directors and affiliates will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties, and any material transactions with any such persons will be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of June 30, 1998, before and after giving effect to the sale of the shares of Common Stock offered hereby and after giving effect to the Reorganization, by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each of the Named Executives,
(iv) each Selling Stockholder and (v) all directors and executive officers of the Company as a group.

                                           BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                              OF COMMON STOCK          NUMBER OF          OF COMMON STOCK
                                           PRIOR TO THE OFFERING        SHARES          AFTER THE OFFERING
                                           ---------------------         BEING         ---------------------
      NAME OF BENEFICIAL OWNER(1)          NUMBER        PERCENT        OFFERED        NUMBER        PERCENT
      ---------------------------          ------        -------       ---------       ------        -------
Robert R. Eustace(2)...................                        %                                           %
Glen R. Eustace(3).....................
Dawn M. Eustace(4).....................
James P. Kellner.......................
Steven A. Dye(5).......................
Michael T. Eustace(5)..................
Nicholas E. Eustace(5).................
All executive officers and directors as
  a group (8 persons)..................                        %                                           %

-------------------------
 *  Less than 1%.

(1) The mailing address of each of these individuals is c/o the Company, 200 Applied Parkway, University Park, IL 60466.

(2) Consists of shares owned by Robert R. Eustace and Elsa M. Eustace, his wife, as joint tenants with right of survivorship.

(3) Son of Robert R. Eustace and Elsa M. Eustace.

(4) Daughter of Robert R. Eustace and Elsa M. Eustace.

(5) Nephew of Robert R. Eustace and Elsa M. Eustace, cousin of Glen R. Eustace and Dawn M. Eustace and an employee of the Company whose employment will cease upon consummation of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The Restated Certificate of Incorporation (the "Charter") to be adopted by the Company provides that the authorized capital stock of the Company consists of 45,000,000 shares of Common Stock, par value $.01 per share, and 2,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock").

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

     The Charter provides that the Board of Directors is authorized, subject to certain limitations, without further stockholder approval, to issue from time to time up to an aggregate of 2,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. The Company has no current plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS


     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the interested stockholder attained such status with the approval of the Board of Directors, (ii) the business combination is approved in a prescribed manner or (iii) the interested stockholder owns at least 85% of the outstanding voting stock as a result of the transaction in which it became an interested stockholder. However, Section 203's restrictions do not apply if the business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions did not apply. The restrictions contained in Section 203 did not apply when Robert R. Eustace became an interested stockholder because the voting stock of the Company was not listed on a national securities exchange or authorized for quotation on The Nasdaq National Market or held of record by more than 2,000 stockholders. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the Company. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of the corporation's voting stock.

     The Charter provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management -- Board of Directors." Any director may be removed only with cause and then only by the vote of at least 75% of the outstanding voting power.


     The Charter empowers the Board of Directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. Such factors may include: (i) the effects upon the employees, suppliers, customers, creditors and others who have similar relations with the Company, upon the communities in which the Company conducts its business or on such other constituencies of the Company as the Board of Directors considers relevant under the circumstances;
(ii) the consideration being offered in relation to the then current market price for the Company's outstanding shares, and the Board of Directors' estimate of the future value of the Company as an independent going concern and the current value of the Company in a freely negotiated transaction; (iii) the purpose of the Company, and any of its subsidiaries, to provide quality products and services on a long-term basis; (iv) whether the proposed transaction might violate federal or state laws; and (v) the long-term as well as short-term interests of the Company and its stockholders, including the possibility that such interests may be best served by the continued independence of the Company.



     The Charter provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders. The Company's Charter provides that special meetings may be called only by the Chief Executive Officer or a majority of the Board of Directors of the Company. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by the holders of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired all or a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.



     The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, unless a corporation's certificate of incorporation requires a greater percentage. The Charter does not require a greater percentage. The By-Laws may be amended or repealed by a majority vote of the Board of Directors or by the affirmative vote of the holders of a majority of the voting power of all of the outstanding stock entitled to vote.



     The By-Laws provide that for nominations for the Board of Directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered not less than 75 nor more than 100 days in advance of the anniversary date of the release of the Company's proxy statement to stockholders in connection with the prior year's annual meeting of stockholders. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. Business transacted at a special meeting is limited to the purposes for which the meeting is called.


     The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company.


     The Charter contains certain provisions permitted under the DGCL relating to the liability of directors, officers and employees. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Charter and By-Laws also contain provisions indemnifying the directors, officers and employees of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.



     The Company will also enter into indemnity agreements with each of its directors and executive officers that require the Company to indemnify a director or executive officer for certain losses arising out of the fact that such director or executive officer was or had agreed to serve as a director, officer, employee, trustee, agent or fiduciary of the Company. The indemnity agreements permit the Company to advance expenses to each such director or executive officer in the event that a claim is brought against such director with respect to an action for which the Company is obligated to provide indemnification under the Company's Charter and By-Laws.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock will be LaSalle National Bank.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have             shares
of Common Stock outstanding. Of these shares, the shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), generally may be sold only in compliance with the limitations of Rule 144 described below.

     The remaining                     shares of Common Stock are deemed
"Restricted Shares" under Rule 144 because they were originally issued by the Company in a private transaction in reliance upon an exemption from the Securities Act. Under Rule 144, substantially all of these remaining Restricted Shares will become eligible for resale 90 days after the date the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (i.e., 90 days after the consummation of the Offering), and may be resold in the public market prior to such date only in compliance with the registration requirements of the Securities Act or pursuant
to a valid exemption therefrom; and approximately                     of such
shares are subject to Lock-up Agreements.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell within any three-month period a number of such shares that does not exceed the greater of
(i) one percent of the then outstanding shares of Common Stock (approximately shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one and two-year holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who was not an Affiliate.

LOCK-UP AGREEMENTS

     All existing stockholders of the Company, who after the Offering will hold
in the aggregate approximately           shares of Common Stock and options to
purchase                     shares of Common Stock, have agreed, pursuant to
Lock-up Agreements, that they will not, without the prior written consent of William Blair & Company, L.L.C. of the Underwriters, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 180 days after the date of this Prospectus, except pursuant to bona fide gifts to persons who agree in writing to be bound by the provisions of the Lock-up Agreements.

STOCK OPTIONS

     In connection with the Offering, the Company will grant certain employees
options to acquire up to an aggregate                     shares of Common Stock
at the initial public offering price. An additional                     shares
of Common Stock are available for future grants under the Company's Stock Option Plan. See "Management -- Stock Plans".

     The Company intends to file one or more registration statements on Form S-8 under the Act to register all shares of Common Stock issuable pursuant to the Company's Stock Option Plan and Purchase Plan. The Company expects to file these registration statements prior to the expiration of the Lock-up Agreements and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the Lock-up Agreements, to the extent applicable.

                                  UNDERWRITING

     The several Underwriters named below (the "Underwriters"), for which William Blair & Company, L.L.C. and NationsBanc Montgomery Securities LLC are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, the Selling Stockholders and the Underwriters (the "Underwriting Agreement"), to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each of the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name in the table below.

                                                                 NUMBER
                        UNDERWRITERS                            OF SHARES
                        ------------                            ---------
William Blair & Company, L.L.C. ............................
NationsBanc Montgomery Securities LLC.......................
                                                                --------
          Total
                                                                ========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Common Stock being sold pursuant to the Underwriting Agreement if any of the Common Stock being sold pursuant to the Underwriting Agreement (excluding shares covered by the over-allotment option granted therein) is purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters shall be increased or the Underwriting Agreement may be terminated.

     The Representatives have advised the Company that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers at such
price less a concession of not more than $     per share. The Underwriters may
allow, and such dealers may re-allow, a concession not in excess of $     per
share to certain other dealers. After commencement of the initial public offering, the public offering price, and other selling terms may be changed by the Representatives.

     The Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to
an aggregate of                     additional shares of Common Stock to cover
over-allotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. If less than all of such additional shares are purchased, the Underwriters will purchase such shares from the Selling Stockholders pro rata. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the shares of Common Stock offered hereby.

     All existing stockholders of the Company who hold in the aggregate shares of Common Stock and the Company, have agreed, for a period of 180 days after the date of this Prospectus, without the prior written consent of William Blair & Company, L.L.C., they will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of or transfer any Common Stock or securities convertible or exchangeable into, or exercisable for, Common Stock. In considering a request for its consent to a sale or transfer within the 180-day period, William Blair & Company, L.L.C. will take into account various factors, including, but not limited to, the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the Common Stock, and market conditions generally. The Company may grant options and issue Common Stock under the Stock Option Plan and issue unregistered shares in connection with any acquisition during the lock-up period.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     At the request of the Company, approximately                     of Common
Stock offered hereby are being reserved for sale to certain persons, including the Company's employees and others who have a business relationship with the Company.

     The Representatives have informed the Company that the Underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority.

     Prior to this offering, there was no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company and the Representatives. Among the factors which will be considered in such negotiations are the prevailing market conditions, the results of the operations of the Company in recent periods, the market capitalizations and stages of development, and recent market prices of securities of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering, and other factors which are deemed relevant. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

     During and after the Offering, the Underwriters may purchase and sell the Common Stock in the open market in order to facilitate the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company and the Selling Stockholders pursuant to the Underwriting Agreement. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to them by the Company and the Selling Stockholders. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of shares of Common Stock sold in this offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions.

     The activities described above may stabilize, maintain, or otherwise affect the market price of the Common Stock and make such price higher than it might otherwise be in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. These activities, if commenced, may be discontinued at any time without notice and may be effected on The Nasdaq National Market or otherwise. Neither the Company nor any of the Underwriters makes any representation or prediction as to whether the Underwriters will engage in such transactions or choose to discontinue any transactions engaged in or the direction or magnitude of any effect that such transactions may have on the price of the Common Stock.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sidley & Austin, Chicago, Illinois. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Latham & Watkins, Chicago, Illinois.

                                    EXPERTS


     The combined financial statements of the Company as of December 31, 1996 and 1997 and the financial statements of Applied Systems Group as of June 30, 1998 and for the period from June 25, 1998 (date of inception) through June 30, 1998 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at Room 204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York 10048; and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

     Upon completion of the Offering, the Company will be subject to the information requirements of the Exchange Act of 1934, and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy material and other information concerning the Company will be available for inspection and copying at prescribed rates at the public reference facilities maintained by the Commission at the addresses set forth above and will be available on the Commission's Web site (http://www.sec.gov).

                             APPLIED SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                PAGE
                                                                ----
Report of Independent Public Accountants of Applied Systems
  Group.....................................................     F-2
Combined Balance Sheets of Applied Systems Group as of
  December 31, 1996 and 1997 and June 30, 1998 (unaudited)
  and June 30, 1998 (unaudited pro forma)...................     F-3
Combined Statements of Operations of Applied Systems Group
  for the years ended December 31, 1995, 1996 and 1997 and
  for the six months ended June 30, 1997 (unaudited) and
  1998 (unaudited)..........................................     F-4
Combined Statements of Stockholders' Equity (Deficit) of
  Applied Systems Group for the years ended December 31,
  1995, 1996 and 1997 and for the six months ended June 30,
  1998 (unaudited)..........................................     F-5
Combined Statements of Cash Flows of Applied Systems Group
  for the years ended December 31, 1995, 1996 and 1997 and
  for the six months ended June 30, 1997 (unaudited) and
  1998 (unaudited)..........................................     F-6
Notes to Combined Financial Statements of Applied Systems
  Group.....................................................     F-7
Report of Independent Public Accountants of Applied Systems,
  Inc. .....................................................    F-21
Balance Sheet of Applied Systems, Inc. as of June 30,
  1998......................................................    F-22
Statement of Operations of Applied Systems, Inc. for the
  Period from June 25, 1998 (Date of Inception) through June
  30, 1998..................................................    F-23
Statement of Stockholder's Equity of Applied Systems, Inc.
  for the Period from June 25, 1998 (Date of Inception)
  through June 30, 1998.....................................    F-24
Statement of Cash Flows of Applied Systems, Inc. for the
  Period from June 25, 1998 (Date of Inception) through June
  30, 1998..................................................    F-25
Notes to Financial Statements of Applied Systems, Inc. .....    F-26

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Applied Systems Group:

     We have audited the accompanying combined balance sheets of APPLIED SYSTEMS GROUP as of December 31, 1996 and 1997, and the related combined statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Applied Systems Group as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Chicago, Illinois
July 17, 1998

                             APPLIED SYSTEMS GROUP

                            COMBINED BALANCE SHEETS

                                     ASSETS


                                                                    DECEMBER 31,                          PRO FORMA
                                                              -------------------------    JUNE 30,     JUNE 30, 1998
                                                                 1996          1997          1998         (NOTE 2)
                                                              -----------   -----------   -----------   -------------
                                                                                          (UNAUDITED)    (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 1,779,915   $ 4,379,041   $6,977,048     $   977,048
  Accounts receivable --
    Customers, net of allowance for doubtful accounts of
      $301,079, $307,671 and $655,954 (unaudited) in 1996,
      1997 and 1998, respectively...........................    6,563,688    11,678,685    8,567,512       8,567,512
    Stockholders............................................       99,395       184,074           --              --
    Employees...............................................      171,025       134,446      110,414         110,414
    Harbor Software litigation and related items............           --     4,275,261    2,775,261       2,775,261
  Costs on contracts in progress............................      567,242       545,984      218,977         218,977
  Inventory.................................................    1,910,980     2,164,541    1,623,556       1,623,556
  Prepaid expenses and other assets.........................      979,906       887,425      695,457         695,457
  Assets held for sale......................................      612,363            --           --              --
  Deferred tax asset........................................           --            --           --       2,600,000
                                                              -----------   -----------   -----------    -----------
        Total current assets................................   12,684,514    24,249,457   20,968,225      17,568,225
                                                              -----------   -----------   -----------    -----------
PROPERTY, PLANT AND EQUIPMENT:
  Land......................................................      154,679       228,382      226,839         226,839
  Building and improvements.................................    2,931,447     2,919,141    3,018,568       3,018,568
  Computer and office equipment.............................    3,394,364     4,246,806    4,596,874       4,596,874
  Transportation equipment..................................      694,769       785,664      665,306         665,306
  Furniture and fixtures....................................    1,903,681     2,301,737    2,672,847       2,672,847
                                                              -----------   -----------   -----------    -----------
                                                                9,078,940    10,481,730   11,180,434      11,180,434
  Less -- Accumulated depreciation and amortization.........   (4,595,687)   (5,404,032)  (5,890,528)     (5,890,528)
                                                              -----------   -----------   -----------    -----------
        Property, plant and equipment, net..................    4,483,253     5,077,698    5,289,906       5,289,906
                                                              -----------   -----------   -----------    -----------
RELATED-PARTY RECEIVABLE....................................    2,083,528     1,825,542    5,078,825       5,078,825
                                                              -----------   -----------   -----------    -----------
ASSET HELD FOR SALE.........................................    1,424,613     1,424,613    1,424,613       1,424,613
                                                              -----------   -----------   -----------    -----------
        Total assets........................................  $20,675,908   $32,577,310   $32,761,569    $29,361,569
                                                              ===========   ===========   ===========    ===========

                                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Current maturities of long-term debt......................  $   548,285   $   491,390      223,909         223,909
  Accounts payable..........................................    3,067,516     4,270,271    3,344,498       3,344,498
  Accrued expenses --
    Harbor Software litigation and related items............    5,589,000     5,589,000    5,589,000       5,589,000
    Other...................................................    3,653,920     4,326,196    4,871,252       4,871,252
  Customer deposits.........................................    1,565,149     1,666,920    1,614,585       1,614,585
  Unearned support and services.............................   11,640,792    16,153,228   16,802,803      16,802,803
                                                              -----------   -----------   -----------    -----------
        Total current liabilities...........................   26,064,662    32,497,005   32,446,047      32,446,047
                                                              -----------   -----------   -----------    -----------
NOTE PAYABLE TO STOCKHOLDERS................................           --            --           --       5,000,000
                                                              -----------   -----------   -----------    -----------
LONG-TERM DEBT, less current maturities.....................      490,875        44,754       25,022          25,022
                                                              -----------   -----------   -----------    -----------
COMMITMENTS AND CONTINGENCIES
REDEEMABLE COMMON STOCK.....................................           --        82,479      114,375              --
                                                              -----------   -----------   -----------    -----------
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock..............................................      415,517       317,892      317,892         322,892
  Additional paid-in capital................................    2,626,935     2,642,081    2,610,185     (10,767,677)
  Cumulative translation adjustment.........................      118,673        65,032       55,285          55,285
  Retained earnings (deficit) and members' equity...........   (8,720,754)   (2,751,933)  (2,487,237)      2,600,000
  Less -- Treasury stock....................................     (320,000)     (320,000)    (320,000)       (320,000)
                                                              -----------   -----------   -----------    -----------
        Total stockholders' equity (deficit)................   (5,879,629)      (46,928)     176,125      (8,109,500)
                                                              -----------   -----------   -----------    -----------
        Total liabilities and stockholders' equity..........  $20,675,908   $32,577,310   $32,761,569    $29,361,569
                                                              ===========   ===========   ===========    ===========


      The accompanying notes are an integral part of these balance sheets.

                             APPLIED SYSTEMS GROUP

                       COMBINED STATEMENTS OF OPERATIONS


                                                                                         SIX MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                   JUNE 30,
                                           ---------------------------------------   -------------------------
                                              1995          1996          1997          1997          1998
                                           -----------   -----------   -----------   -----------   -----------
                                                                                            (UNAUDITED)
REVENUE:
  License................................  $13,835,675   $15,434,757   $20,290,811   $ 8,759,284   $11,737,610
  Service................................   25,860,663    29,125,072    34,793,617    16,613,728    21,760,659
  Third-party equipment and software.....   23,537,580    20,396,000    20,983,992     9,524,717    11,836,217
                                           -----------   -----------   -----------   -----------   -----------
          Total revenue..................   63,233,918    64,955,829    76,068,420    34,897,729    45,334,486
                                           -----------   -----------   -----------   -----------   -----------
COST OF REVENUE:
  License................................      243,503       585,563       994,417       517,508       852,523
  Service................................   17,829,887    20,231,631    22,545,650    11,016,252    12,739,782
  Third-party equipment and software.....   15,696,270    14,310,844    15,839,634     7,164,471     9,317,039
                                           -----------   -----------   -----------   -----------   -----------
          Total cost of revenue..........   33,769,660    35,128,038    39,379,701    18,698,231    22,909,344
                                           -----------   -----------   -----------   -----------   -----------
          Gross profit...................   29,464,258    29,827,791    36,688,719    16,199,498    22,425,142
                                           -----------   -----------   -----------   -----------   -----------
OPERATING EXPENSES:
  Research and development...............    7,727,950     7,875,594     9,737,922     4,415,364     5,967,633
  Sales and marketing....................    9,066,647     8,224,424    10,181,878     4,812,818     5,883,297
  General and administrative.............    9,654,468    10,409,508    11,563,423     5,471,252     6,462,804
  Harbor Software litigation and related
     items (see Note 12).................      137,000     6,237,000    (3,508,000)      251,000            --
                                           -----------   -----------   -----------   -----------   -----------
          Total operating expenses.......   26,586,065    32,746,526    27,975,223    14,950,434    18,313,734
                                           -----------   -----------   -----------   -----------   -----------
OPERATING INCOME (LOSS)..................    2,878,193    (2,918,735)    8,713,496     1,249,064     4,111,408
                                           -----------   -----------   -----------   -----------   -----------
OTHER INCOME (EXPENSE):
  Interest income........................      120,806       123,298       135,304        33,340       154,441
  Interest expense.......................     (281,079)     (160,962)      (69,203)      (41,492)      (16,195)
                                           -----------   -----------   -----------   -----------   -----------
          Total other income (expense)...     (160,273)      (37,664)       66,101        (8,152)      138,246
                                           -----------   -----------   -----------   -----------   -----------
          Income (loss) before income
            taxes........................    2,717,920    (2,956,399)    8,779,597     1,240,912     4,249,654
PROVISION FOR INCOME TAXES...............      226,269       331,651       292,701       152,582       192,273
                                           -----------   -----------   -----------   -----------   -----------
NET INCOME (LOSS)........................    2,491,651    (3,288,050)    8,486,896     1,088,330   $ 4,057,381
ACCRETION TO REDEMPTION VALUE OF COMMON
  STOCK..................................           --            --        77,479            --        31,896
                                           -----------   -----------   -----------   -----------   -----------
          Net income (loss) available to
            common stockholders..........  $ 2,491,651   $(3,288,050)  $ 8,409,417   $ 1,088,330   $ 4,025,485
                                           ===========   ===========   ===========   ===========   ===========
PRO FORMA BASIC AND DILUTED NET INCOME
  PER SHARE (UNAUDITED):
  Pro forma income data --
     Net income (loss) available to
       common stockholders...............  $ 2,491,651   $(3,288,050)  $ 8,409,417   $ 1,088,330   $ 4,025,485
     Elimination of accretion resulting
       from the elimination of redemption
       feature...........................           --            --       (77,479)           --       (31,896)
     Pro forma adjustment to recognize C
       corporation provision for income
       taxes.............................      833,720    (1,484,647)    3,131,342       331,374     1,465,092
                                           -----------   -----------   -----------   -----------   -----------
     Pro forma net income (loss).........  $ 1,657,931   $(1,803,403)  $ 5,355,554   $   756,956   $ 2,592,289
                                           ===========   ===========   ===========   ===========   ===========
  Pro forma basic and diluted net income
     per share...........................                              $       .41                 $       .20
                                                                       ===========                 ===========


        The accompanying notes are an integral part of these statements.

                             APPLIED SYSTEMS GROUP

             COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                            RETAINED
                                                                            EARNINGS
                                          COMMON STOCK                      (DEFICIT)
                                     ----------------------   ADDITIONAL       AND       CUMULATIVE
                                       SHARES                  PAID-IN      MEMBERS'     TRANSLATION   TREASURY
                                     OUTSTANDING     COST      CAPITAL       EQUITY      ADJUSTMENT      STOCK        TOTAL
                                     -----------   --------   ----------   -----------   -----------   ---------   -----------
BALANCE, January 1, 1995...........    250,800     $415,517   $2,626,935   $(2,231,289)   $ 72,848     $(320,000)  $   564,011
  Net income.......................         --           --           --     2,491,651          --            --     2,491,651
  Foreign currency translation
    adjustment.....................         --           --           --            --      12,263            --        12,263
  Transfer to redeemable common
    stock..........................     (2,000)          --           --            --          --            --            --
  Distributions to stockholders....         --           --           --    (4,098,301)         --            --    (4,098,301)
                                       -------     --------   ----------   -----------    --------     ---------   -----------
BALANCE, December 31, 1995.........    248,800      415,517    2,626,935    (3,837,939)     85,111      (320,000)   (1,030,376)
  Net loss.........................         --           --           --    (3,288,050)         --            --    (3,288,050)
  Foreign currency translation
    adjustment.....................         --           --           --            --      33,562            --        33,562
  Capital contribution.............         --           --           --       169,331          --            --       169,331
  Transfer to redeemable common
    stock..........................    (10,500)          --           --            --          --            --            --
  Distributions to stockholders....         --           --           --    (1,764,096)         --            --    (1,764,096)
                                       -------     --------   ----------   -----------    --------     ---------   -----------
BALANCE, December 31, 1996.........    238,300      415,517    2,626,935    (8,720,754)    118,673      (320,000)   (5,879,629)
  Net income.......................         --           --           --     8,486,896          --            --     8,486,896
  Foreign currency translation
    adjustment.....................         --           --           --            --     (53,641)           --       (53,641)
  Change in par value..............         --      (97,500)      97,500            --          --            --            --
  Accretion to redemption value of
    common stock...................         --         (125)     (82,354)           --          --            --       (82,479)
  Capital contribution.............         --           --           --       772,500          --            --       772,500
  Distributions to stockholders....         --           --           --    (3,290,575)         --            --    (3,290,575)
                                       -------     --------   ----------   -----------    --------     ---------   -----------
BALANCE, December 31, 1997.........    238,300      317,892    2,642,081    (2,751,933)     65,032      (320,000)      (46,928)
  Net income (unaudited)...........         --           --           --     4,057,381          --            --     4,057,381
  Foreign currency translation
    adjustment (unaudited).........         --           --           --            --      (9,747)           --        (9,747)
  Accretion to redemption value of
    common stock (unaudited).......         --           --      (31,896)           --          --            --       (31,896)
  Distributions to stockholders
    (unaudited)....................         --           --           --    (4,197,652)         --            --    (4,197,652)
  Capital contribution
    (unaudited)....................         --           --           --       404,967          --            --       404,967
                                       -------     --------   ----------   -----------    --------     ---------   -----------
BALANCE, June 30, 1998
  (unaudited)......................    238,300     $317,892   $2,610,185   $(2,487,237)   $ 55,285     $(320,000)  $   176,125
                                       =======     ========   ==========   ===========    ========     =========   ===========


        The accompanying notes are an integral part of these statements.

                             APPLIED SYSTEMS GROUP

                       COMBINED STATEMENTS OF CASH FLOWS


                                                                                                     SIX MONTHS ENDED
                                                              YEARS ENDED DECEMBER 31,                   JUNE 30,
                                                       ---------------------------------------   ------------------------
                                                          1995          1996          1997          1997         1998
                                                       -----------   -----------   -----------   ----------   -----------
                                                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..................................  $ 2,491,651   $(3,288,050)  $ 8,486,896   $1,088,330   $ 4,057,381
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities --
    Depreciation and amortization....................    1,053,184     1,138,320     1,303,182      648,070       750,326
    (Gain) loss on sale of fixed assets..............      142,051       112,660       (83,616)          --       (17,458)
    Changes in assets and liabilities --
      Accounts receivable, net.......................      240,166      (914,888)   (5,199,735)    (648,652)    3,313,876
      Costs on contracts in progress.................     (341,262)     (108,034)       21,258      110,561       327,007
      Inventory......................................     (141,502)    1,022,907      (253,561)      49,921       540,985
      Prepaid expenses and other assets..............      188,427      (130,754)       92,481      274,194       191,968
      Accounts payable and accrued expenses..........     (938,669)      436,076     1,875,031      217,698      (380,717)
      Harbor Software litigation and related items...           --     5,589,000    (4,275,261)          --     1,500,000
      Customer deposits..............................      456,415       327,744       101,771     (183,117)      (52,335)
      Unearned support and services..................    1,193,408     1,751,390     4,512,436    1,206,315       649,575
                                                       -----------   -----------   -----------   ----------   -----------
         Net cash provided by operating activities...    4,343,869     5,936,371     6,580,882    2,763,320    10,880,608
                                                       -----------   -----------   -----------   ----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment, net...........   (1,534,932)   (1,468,288)   (2,021,302)    (993,978)   (1,051,626)
  Proceeds (purchase) of asset held for sale.........           --      (612,363)      612,363      612,363            --
  Proceeds from sale of fixed assets.................      295,000            --       207,291           --       106,550
  Change in related-party receivable.................   (2,422,461)      375,189       257,986      297,417    (3,253,283)
                                                       -----------   -----------   -----------   ----------   -----------
         Net cash (used in) provided by investing
           activities................................   (3,662,393)   (1,705,462)     (943,662)     (84,198)   (4,198,359)
                                                       -----------   -----------   -----------   ----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (repayments) on bank line of credit,
    net..............................................    1,571,809    (1,994,809)           --           --            --
  Principal repayments on long-term debt.............   (1,137,163)     (897,801)     (556,016)    (285,400)     (287,213)
  Proceeds from issuance of long-term debt...........           --        60,000        53,000           --            --
  Distributions to stockholders......................   (1,358,963)   (1,764,096)   (3,290,575)  (1,758,570)   (4,197,652)
  Capital contribution...............................           --            --       772,500      397,500       404,967
                                                       -----------   -----------   -----------   ----------   -----------
         Net cash used in financing activities.......     (924,317)   (4,596,706)   (3,021,091)  (1,646,470)   (4,079,898)
                                                       -----------   -----------   -----------   ----------   -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH..............        2,088         1,470       (17,003)         894        (4,344)
                                                       -----------   -----------   -----------   ----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS........................................     (240,753)     (364,327)    2,599,126    1,033,546     2,598,007
CASH AND CASH EQUIVALENTS, beginning of period.......    2,384,995     2,144,242     1,779,915    1,779,915     4,379,041
                                                       -----------   -----------   -----------   ----------   -----------
CASH AND CASH EQUIVALENTS, end of period.............  $ 2,144,242   $ 1,779,915   $ 4,379,041    2,813,461     6,977,048
                                                       ===========   ===========   ===========   ==========   ===========
SUPPLEMENTAL INFORMATION:
  Interest paid......................................  $   222,136   $   135,580   $    65,291   $   37,051   $    17,189
  Income taxes paid..................................       95,701       416,888       343,186      265,052        94,374
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Conversion of related party note payable to
    members' equity..................................           --       169,331            --           --            --
  Property distributed to stockholders...............    2,739,338            --            --           --            --

                             APPLIED SYSTEMS GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                  (INFORMATION RELATED TO THE SIX MONTHS ENDED


                     JUNE 30, 1997 AND 1998, IS UNAUDITED.)


1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     Applied Systems, Inc. ("ASI"), an Illinois S corporation, markets internally developed software and third party personal computer hardware and software to independent insurance agents, insurance brokers and insurance companies operating in the property and casualty insurance industry, and provides customer support and maintenance services, as well as other implementation and consulting services such as training, data conversion and installation. Asktom, Ltd. ("Asktom"), an Ontario corporation, and The Agency Manager Limited ("TAM UK"), a United Kingdom unlimited liability company, have operations similar to ASI. All entities are under common ownership and control and are collectively referred to as the "Company" or "Applied Systems Group."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Basis of Presentation

     The accompanying combined financial statements include the accounts of ASI, Asktom and TAM UK, which are all under common ownership and control. All intercompany balances and transactions have been eliminated in the combination.

  b. Interim Financial Information


     The unaudited combined balance sheet as of June 30, 1998, the unaudited combined statement of stockholders' equity for the six months ended June 30, 1998, and the unaudited combined statements of operations and cash flows for the six months ended June 30, 1997 and 1998, include, in the opinion of management, all adjustments (consisting of normal and recurring adjustments) necessary to present fairly the Company's financial position, results of operations and cash flows. Operating results for the six months ended June 30, 1998, are not necessarily indicative of the results which may be expected for the year ending December 31, 1998. The information included in these notes to financial statements relating to the six months ended June 30, 1997 and 1998, is unaudited.


  c. Cash and Cash Equivalents

     Cash and cash equivalents include all highly liquid investments (with original maturities of three months or less), principally U.S. Government securities, which are stated at cost, and approximate fair value.

                             APPLIED SYSTEMS GROUP

  d. Customer Accounts Receivable


     The following summarizes the trade accounts receivable allowance activity for the years ending 1995, 1996 and 1997 and the six-month period ended June 30, 1998:



December 31, 1994.......................................   $ 172,986
  Increase to operating expense.........................      45,829
  Charge to allowance...................................    (156,929)
                                                           ---------
December 31, 1995.......................................      61,886
  Increase to operating expense.........................     302,514
  Charge to allowance...................................     (63,321)
                                                           ---------
December 31, 1996.......................................     301,079
  Increase to operating expense.........................     177,514
  Charge to allowance...................................    (170,922)
                                                           ---------
December 31, 1997.......................................     307,671
  Increase to operating expense.........................     375,105
  Charge to allowance...................................     (26,822)
                                                           ---------
June 30, 1998 (unaudited)...............................   $ 655,954
                                                           =========



     The sales return allowance is $740,643, $1,079,538 and $874,289 (unaudited) at December 31, 1996 and 1997, and June 30, 1998, respectively.


  e. Inventories

     Inventories, which consist of personal computers and component parts, are stated at the lower of cost or market. Cost is determined using the average cost method.

  f. Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line and double-declining balance methods at rates adequate to depreciate the cost of applicable assets over their expected useful lives. Repairs and maintenance are charged to expense as incurred. Gains or losses resulting from sales or retirements are recorded as incurred, at which time related costs and accumulated depreciation are removed from the accounts. The estimated useful lives are as follows:

ASSET DESCRIPTION                                            LIFE
-----------------                                            ----
Building and improvements..............................   15-39 years
Computer and office equipment..........................    5-7 years
Transportation equipment...............................     5 years
Furniture and fixtures.................................     7 years

  g. Software Development Costs

     The Company does not capitalize software development costs since the development costs incurred during the period between achieving technological feasibility and general release of the product to customers have not been material.

  h. Research and Development Expenditures

     Expenditures for research and development are charged to expense as incurred.

                             APPLIED SYSTEMS GROUP

  i. Assets Held for Sale


     At December 31, 1996 and 1997, and June 30, 1998, ASI had an unoccupied building in Matteson, Illinois that was held for sale. The book value of this building was $1,424,613 (unaudited) at December 31, 1996 and 1997, and June 30, 1998. This asset has been classified as an asset held for sale in the accompanying combined financial statements and it is expected to be disposed of sometime during 1999. No impairment loss has been recorded on this asset held for sale as, in management's opinion, the fair value less cost to sell is in excess of book value.


     At December 31, 1996, ASI had approximately $600,000 of furniture and fixtures which were subsequently sold and leased back from an unrelated entity. As such, these assets were classified as current and reflected as assets held for sale in the accompanying combined financial statements at December 31, 1996. No gain or loss was recorded for this transaction.

  j. Deferred Offering Costs


     As of June 30, 1998, the Company had incurred approximately $45,000 (unaudited) in costs related to the Company's proposed Offering. These costs have been capitalized and are included in prepaid expenses and other assets in the accompanying unaudited combined balance sheet at June 30, 1998. Upon completion of the Company's proposed Offering, the deferred Offering costs will be reclassified to additional paid-in capital as a reduction of the proceeds from the Offering and will be charged to income if the Offering is not successful.


  k. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  l. Financial Instruments and Vulnerability Due to Certain Concentrations

     The carrying value for current assets and current liabilities reasonably approximates fair value due to the short maturity of these items. Since the Company's long-term debt is not publicly quoted, fair value estimates are based on each obligation's characteristics, including remaining maturities, interest rate, credit rating, collateral, amortization schedule and liquidity. The carrying amount for long-term debt approximates fair value.

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash investments and trade receivables. The Company has cash investment policies that limit cash investments to short-term low-risk investments. The Company has a customer base, consisting primarily of insurance agents and insurance companies, which potentially subjects it to a concentration of credit risk. However, this risk exposure is limited due to the large number of customers comprising the Company's customer base and its dispersion across many different geographic areas. Accounts receivable from sales and services provided to customers are unsecured. Additionally, the Company establishes accounts receivable allowances based upon factors relating to the credit risk of specific customers, historical trends and other information.

     The Company's software products are designed primarily to operate with Microsoft technologies, and the Company's strategy requires that its products and technology be compatible with new developments in Microsoft technology. If businesses do not use Microsoft technologies or migrate from older technologies or do not adopt the Microsoft technologies with which the Company's products are compatible, the Company's business, operating results and financial condition could be materially and adversely affected.

                             APPLIED SYSTEMS GROUP

  m. Foreign Currency Translation


     The balance sheets of Asktom and TAM UK have been translated at the exchange rates in effect as of December 31, 1996 and 1997, and June 30, 1998. Income and expense accounts have been translated at the average rate in effect during the periods. Gains and losses resulting from the translation are deferred and classified as a separate component of stockholders' equity.


     Certain sales to affiliated companies have been denominated in foreign currencies. Foreign currency transactions gains and losses are recognized based on the difference between the foreign exchange rates on the sales date and on the payment date. The net foreign exchange gain and loss is reflected in the accompanying combined statements of operations.

  n. Distributions

     The Company makes periodic distributions of income to its stockholders, which are reflected in the accompanying combined statement of stockholders' equity.

  o. Revenue Recognition


     The Company recognizes license fees from The Agency Manager ("TAM"), TAM Advantage and FirstRate products upon delivery as the Company has no obligation under these licensing agreements other than delivery and installation services and collectibility is probable. Revenue from the Company's Diamond product is recognized using the percentage-of-completion method of accounting based on modules (states and lines of business) completed as a percentage of total modules. Anticipated losses are recognized when they become known. Revisions in estimated profits are made in the month in which the circumstances requiring the revision become known. Training, data conversion and installation services are recognized as revenue when the services are performed. Maintenance and support service includes toll free telephone support, technical support and periodic enhancements and updates. Revenue for maintenance and support service is recognized over the term of the support agreement. Revenue from third-party equipment and software is derived from the resale and licensing of third-party hardware and software products in connection with sales of TAM licenses and is generally recognized upon delivery together with the TAM license revenue. Unearned support and services includes training and other services which are recognized as revenues when the related services are performed. Allowances for product returns are estimated based on previous experience and are recorded as a reduction of revenue at the time sales are recognized.


  p. Income Taxes

     ASI has elected to be treated as an S corporation for income tax purposes. Accordingly, ASI has not recorded a tax provision for federal income taxes. Income tax expense in the accompanying combined statements of operations primarily represents applicable state income taxes of those states that do not recognize Subchapter S corporations or states which impose taxes on S corporation income and Canadian income taxes. Earnings and losses of ASI are reported on the personal income tax returns of the stockholders. Asktom and TAM UK account for income taxes in accordance with their respective foreign taxing authority.

     TAM UK is treated as an unlimited liability company for UK tax purposes and a partnership for U.S. income tax purposes. TAM UK has experienced losses to date. As such, no UK taxes were incurred. For U.S. income tax purposes, the losses are reported on the personal income tax returns of the TAM UK stockholders subject to certain limitations.

     Generally, undistributed earnings of foreign subsidiaries will not be subject to U.S. tax until distributed as dividends. Since the earnings have been or are intended to be indefinitely reinvested in foreign operations, no provision has been made for any U.S. taxes on Asktom's portion of undistributed earnings. Furthermore, any taxes paid to foreign governments on those earnings may be used, in whole or in part, as credits against the

                             APPLIED SYSTEMS GROUP

U.S. tax on any dividends distributed from such earnings. As of June 30, 1998, there were approximately $346,000 (unaudited) of undistributed earnings from Asktom and no undistributed earnings from TAM UK.



     Upon termination of the S corporation status, net deferred income tax assets and an income tax benefit will be recorded for taxable temporary differences existing at the time of change in tax status. If the termination of the S corporation status had been June 30, 1998, net deferred income tax assets and an income tax benefit of approximately $2,600,000 (unaudited) would have been recorded. The estimated net deferred income tax asset will be revised based upon the results of operations and financial condition of ASI between June 30, 1998, and the date the S corporation status is terminated. Deferred income taxes will be recorded under the asset and liability method of accounting for income taxes which requires the recognition of deferred income taxes based upon the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. As of June 30, 1998, net deferred income tax assets would have consisted of the following (unaudited):



Harbor Software litigation and related items.............  $1,100,000
Allowances for trade accounts receivable.................     575,000
Accrued expenses and other reserves......................     925,000
                                                           ----------
          Total net deferred income tax assets...........  $2,600,000
                                                           ==========


     Additional paid-in capital and retained earnings will be adjusted to reflect the capitalization of retained earnings to additional paid-in capital upon the conversion of ASI to a C corporation.

     ASI and the current ASI stockholders have entered into a Tax Indemnification Agreement relating to their respective income tax liabilities for periods (or portions thereof) ending on or prior to the close of, and beginning after, the date that ASI terminates its S corporation status ("Termination Date"). The Tax Indemnification Agreement generally provides that, subject to certain exceptions, the current stockholders will be responsible for any federal and state income taxes imposed upon ASI for all taxable periods (or portions thereof) ending on or prior to the Termination Date (other than state income taxes in states where the Company has not elected S corporation status or S Corporation status is not respected) and ASI will be responsible for all federal and state income taxes of ASI for taxable periods (or portions thereof) beginning after the Termination Date. Because ASI will be fully subject to corporate income taxation on and after the Termination Date, the reallocation of income and deductions between the period during which ASI was treated as an S corporation (the "Pre-Termination Period") and the period during which ASI will be subject to corporate income taxation (the "Post-Termination Period") may increase the taxable income of one party while decreasing that of another party. Accordingly, subject to certain limitations, the Tax Indemnification Agreement generally provides that the current ASI stockholders will be indemnified by ASI with respect to federal and state income taxes shifted from a Post-Termination Period to a Pre-Termination Period, and ASI will be indemnified by the current stockholders with respect to federal and state income taxes shifted from a Pre-Termination Period to a Post-Termination Period.

  q. Pro Forma Net Income (Loss) Per Share


     Pro forma net income (loss) per share is computed based upon the pro forma net income (loss) as described below and the estimated number of shares that will be outstanding effective upon the completion of the Reorganization -- 13,200,000 shares (see Note 14).


  r. Pro Forma Balance Sheet and Statements of Operations


     The pro forma net income and net income per share includes a provision for federal and state income taxes as if ASI had been a C corporation. The effective income tax rate of 39% (when adding together (i) the

                             APPLIED SYSTEMS GROUP
actual tax provision recorded and (ii) the pro forma adjustment to recognize C Corporation provision for incomes taxes) reflects the combined federal and state income taxes. Further, pro forma net income has been adjusted to eliminate the effect of accretion since management anticipates the stockholder agreements will be terminated upon consummation of the Offering (see Note 8).



     ASI will convert to a C corporation in connection with the completion of the Offering resulting in the recording of approximately $2,600,000 (unaudited) in net deferred income tax assets, as discussed in Note 2p. On or before the day preceding the day of the Offering, ASI intends to declare a distribution to its existing stockholders of ASI's undistributed S corporation earnings (tax basis) through the closing of the Offering (the "Distribution"). ASI currently estimates the Distribution will be $11,000,000. Retained earnings of ASI, after recording the distribution, will be reclassified to additional paid-in capital in connection with the termination of ASI's S corporation election. The redeemable common stock will be reclassified to equity due to the elimination of the redemption feature on certain shares of ASI effective upon consummation of the Offering. The unaudited pro forma combined balance sheet gives effect to these items. No other contemplated transactions in connection with the Offering are included in the unaudited pro forma combined balance sheet information.


  s. New Accounting Pronouncement

     In June, 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement introduces an approach to defining the Company's segments for financial reporting purposes on a basis consistent with how the Company's management evaluates the operations of the business. This statement is effective for the Company's year ended December 31, 1998. All periods presented must comply with the required disclosures. The Company does not believe that this standard will have any impact on its financial statement disclosures.

3. SEASONALITY

     The Company has experienced, and expects to continue to experience, significant fluctuations in quarterly operating results. The Company's future operating results will depend upon a number of factors including the demand for the Company's products, the size and timing of specific sales and product shipments, the delay or deferral of customer implementations, the level of product and price competition that it encounters, the length of its sales cycles, the timing of new product introductions and product enhancements by the Company and its competitors, the mix of products and services sold, the timing of new hires, its ability to develop and market new products and control costs and general economic conditions. Historically, the Company's revenues have been significantly higher in December and January than in other months.

4. BANK LINE OF CREDIT


     As of December 31, 1996 and 1997, and June 30, 1998, ASI had a $7,000,000
bank line of credit which expires on July 1, 1999. Borrowings under the line of credit bear interest at the prevailing prime rate of interest (8.25% and 8.5% at December 31, 1996 and 1997, respectively, and 8.5% June 30, 1998), are secured by all of ASI's assets (including accounts receivable, inventories, equipment and buildings) and are personally guaranteed by certain stockholders. Further, any borrowings are payable on demand. ASI had no borrowings under this agreement at December 31, 1996 and 1997, and June 30, 1998. Available borrowings are reduced by letters of credit (see Note 10). The bank has an assignment of a $5,000,000 life insurance policy on the majority stockholder of the Company.



     The line-of-credit agreement contains various financial and nonfinancial covenants. The financial covenants include, among other things, a minimum retained earnings balance and a minimum debt service ratio. At December 31, 1997, ASI was in compliance with or had obtained waivers for all such covenants. At June 30, 1998, ASI was in compliance with all such covenants.

                             APPLIED SYSTEMS GROUP

     The Company is negotiating a new line of credit in an effort to obtain more favorable terms.


5. LONG-TERM DEBT

     Long-term debt consisted of the following:


                                                        DECEMBER 31,
                                                    ---------------------    JUNE 30,
                                                      1996        1997         1998
                                                    ---------   ---------   -----------
                                                                            (UNAUDITED)
Mortgage note, secured by the related property,
  bearing interest at 8.15% at December 31, 1996,
  and 7.94% at December 31, 1997, and June 30,
  1998, principal and interest payable in monthly
  installments of $18,835 through October 1,
  1998............................................  $ 383,684   $ 181,467    $  74,026
Mortgage note, secured by the related property,
  bearing interest at 8.15% at December 31, 1996,
  and 7.94% at December 31, 1997, and June 30,
  1998, principal and interest payable in monthly
  installments of $28,295 through October 1,
  1998............................................    576,404     272,615      111,208
Notes payable for purchase of treasury shares,
  payable in monthly installments of $28,125 plus
  accrued interest at the prime rate through
  January 1, 1997.................................     28,125          --           --
Other obligations.................................     50,947      82,062       63,697
                                                    ---------   ---------    ---------
                                                    1,039,160     536,144      248,931
Less -- Current maturities........................   (548,285)   (491,390)    (223,909)
                                                    ---------   ---------    ---------
                                                    $ 490,875   $  44,754    $  25,022
                                                    =========   =========    =========


     Maturities of long-term debt at December 31, 1997, are as follows:

1998......................................................  $491,390
1999......................................................    28,822
2001......................................................    15,932
                                                            --------
                                                            $536,144
                                                            ========

     Certain stockholders of the Company personally guarantee the mortgage notes payable.

6. EMPLOYEE BENEFIT PLANS


     The Company has a 401(k) plan (the "Plan") covering all qualified employees of ASI. Under terms of the Plan, ASI will match up to 25% of the first $2,000 contributed to the Plan by eligible employees. Matching contributions aggregated $138,000, $145,000, $158,000, $75,000 (unaudited) and $81,000 (unaudited) for the years ended December 31, 1995, 1996 and 1997, and the six months ended June 30, 1997 and 1998, respectively.



     A Voluntary Employees' Beneficiary Association ("VEBA") is maintained to fund employee health benefits for ASI. During the years ended 1995, 1996 and 1997, and the six months ended June 30, 1997 and 1998, the Company contributed approximately $743,000, $717,000, $680,000, $335,000 (unaudited) and $310,000
(unaudited), respectively, to this VEBA.

                             APPLIED SYSTEMS GROUP

7. STOCKHOLDERS' EQUITY

     During 1997, the par value of ASI's common stock was changed from no par value to par value of $.01 per share.

     During 1996, a stockholder of TAM UK converted his stockholder loan to members' equity.

     During 1995, ASI completed a 250-for-1 stock split increasing the number of authorized, issued and outstanding shares from 1,000 shares to 250,000 shares. Asktom has 1,000 shares of no par value common stock authorized with 800 shares issued and outstanding. During 1995, TAM UK was reorganized from a limited liability company to an unlimited liability company. As a result, TAM UK is treated similar to a partnership and has no common stock. TAM UK's members' equity is included with retained earnings on the accompanying combined financial statements.

     Stockholders' equity is composed of the following:




                                          DECEMBER 31,            DECEMBER 31,              JUNE 30,
                                              1996                    1997                    1998
                                      ---------------------   ---------------------   ---------------------
                                      SHARES                  SHARES                  SHARES
                                      ISSUED       COST       ISSUED       COST       ISSUED       COST
                                      -------   -----------   -------   -----------   -------   -----------
Common Stock
  ASI-$.01 Par Value, 250,000 shares
    authorized......................  237,500   $   100,000   237,500   $     2,375   237,500   $     2,375
  Asktom-No par value, 1,000 shares
    authorized......................      800       315,517       800       315,517       800       315,517
  Tam UK............................       --            --        --            --        --            --
                                      -------   -----------   -------   -----------   -------   -----------
         Total Common Stock.........  238,300   $   415,517   238,300   $   317,892   238,300   $   317,892
                                      =======   ===========   =======   ===========   =======   ===========
Additional paid-in-capital
  ASI...............................       --   $ 2,626,935        --   $ 2,642,081        --   $ 2,610,185
  Asktom............................       --            --        --            --        --            --
  Tam UK............................       --            --        --            --        --            --
                                                -----------             -----------             -----------
         Total Additional
           paid-in-capital..........       --   $ 2,626,935        --   $ 2,642,081        --   $ 2,610,185
                                                ===========             ===========             ===========
Retained Earnings (deficit)
  ASI...............................       --   $(7,352,342)       --   $(1,077,356)       --   $  (439,437)
  Asktom............................       --       407,367        --       557,546        --       346,060
  Tam UK............................       --    (1,775,779)       --    (2,232,123)       --    (2,393,860)
                                                -----------             -----------             -----------
         Total Retained Earnings
           (deficit)................       --   $(8,720,754)       --   $(2,751,933)       --   $(2,487,237)
                                                ===========             ===========             ===========
Treasury Stock
  ASI...............................       --            --        --            --        --            --
  Asktom............................   50,000   $  (320,000)   50,000   $  (320,000)   50,000   $  (320,000)
  Tam UK............................       --            --        --            --        --            --
                                      -------   -----------   -------   -----------   -------   -----------
         Total Treasury Stock.......   50,000   $  (320,000)   50,000   $  (320,000)   50,000   $  (320,000)
                                      =======   ===========   =======   ===========   =======   ===========
Cumulative translation adjustment
  ASI...............................       --            --        --            --        --            --
  Asktom............................       --   $   107,578        --   $    45,981        --   $    45,370
  Tam UK............................       --        11,095        --        19,051        --         9,915
                                                -----------             -----------             -----------
         Total Cumulative
           translation adjustment...       --   $   118,673        --   $    65,032        --   $    55,285
                                                ===========             ===========             ===========

                             APPLIED SYSTEMS GROUP

     During 1995, ASI distributed certain property and related improvements to the stockholders of the Company. The value of this distribution approximated the cost of the property and was $2,739,338. The stockholders then contributed this property to Applied Properties LLC (see Note 11).

8. REDEEMABLE COMMON STOCK

     ASI is a party to stockholder agreements with certain stockholders (covering 18,750 shares). These agreements stipulate that, in the event of the death of the stockholder, the stockholder's estate is required to sell and ASI is required to purchase the stock at book value (as defined). Further, in the event that the stockholder wishes to sell his stock, he must first offer it to ASI and ASI has the option to purchase the stock at book value. Should ASI decide not to exercise its option to purchase the stock, the stockholder \must then offer it to other stockholders. ASI is the beneficiary of an $8,500,000 life insurance policy on one stockholder.

     Upon consummation of the Offering, management anticipates these stockholder agreements will be terminated.

9. GEOGRAPHIC INFORMATION


     Transactions between geographic segments are accounted for at transfer prices determined by management based on amounts that would be charged to an unaffiliated company. The transfer prices used for book purposes are consistent with those used for tax purposes. Transfers between segments include eliminations of intercompany sales between geographic regions. Segment operating profit (loss) includes all costs and expenses directly related to the segment involved and no allocation of expenses.



                                                                           TRANSFERS
                                    UNITED                     UNITED       BETWEEN
                                    STATES        CANADA      KINGDOM      SEGMENTS        TOTAL
                                  -----------   ----------   ----------   -----------   -----------
December 31, 1995 --
  Net sales.....................  $56,842,636   $8,349,237   $  817,471   $(2,775,426)  $63,233,918
  Depreciation and
     amortization...............      916,058       79,890       57,236            --     1,053,184
  Research and development......    7,368,045      262,113       97,792            --     7,727,950
  Operating income (loss).......    2,528,953    1,042,555     (675,894)      (17,421)    2,878,193
  Capital expenditures..........    1,325,821      124,836       84,275            --     1,534,932
  Identifiable assets...........   19,845,533    3,038,034      169,555    (2,630,231)   20,422,891
  Identifiable liabilities......   19,861,612    2,813,343    1,347,099    (2,568,786)   21,453,268
December 31, 1996 --
  Net sales.....................   57,243,881    8,585,664    1,035,821    (1,909,537)   64,955,829
  Depreciation and
     amortization...............      987,913       93,124       57,283            --     1,138,320
  Research and development......    7,410,832      328,870      135,892            --     7,875,594
  Operating income (loss).......   (3,440,176)   1,219,457     (684,464)      (13,552)   (2,918,735)
  Capital expenditures..........    1,278,569      114,225       75,494            --     1,468,288
  Identifiable assets...........   20,144,883    3,143,184      409,984    (3,022,143)   20,675,908
  Identifiable liabilities......   24,770,332    2,632,723    2,271,818    (3,119,336)   26,555,537
December 31, 1997 --
  Net sales.....................   68,638,817    7,803,741      818,901    (1,193,039)   76,068,420
  Depreciation and
     amortization...............    1,161,823       95,901       45,458            --     1,303,182
  Research and development......    9,164,528      387,660      185,734            --     9,737,922
  Operating income (loss).......    8,936,533      745,995     (957,730)      (11,302)    8,713,496
  Capital expenditures..........    1,843,442      137,042       40,818            --     2,021,302
  Identifiable assets...........   31,951,633    3,636,442      485,910    (3,496,676)   32,577,309
  Identifiable liabilities......   30,384,591    3,002,262    2,676,076    (3,438,691)   32,624,238

                             APPLIED SYSTEMS GROUP

                                                                           TRANSFERS
                                    UNITED                     UNITED       BETWEEN
                                    STATES        CANADA      KINGDOM      SEGMENTS        TOTAL
                                  -----------   ----------   ----------   -----------   -----------
June 30, 1997 (unaudited) --
  Net sales.....................  $31,433,547   $3,682,560   $  306,955   $  (525,333)  $34,897,729
  Depreciation and
     amortization...............      585,503       40,624       21,943            --       648,070
  Research and development......    4,201,700      136,239       77,425            --     4,415,364
  Operating income (loss).......    1,251,908      475,659     (472,985)       (5,518)    1,249,064
  Capital expenditures..........      932,283       49,614       12,081            --       993,978
  Identifiable assets...........   21,142,382    2,708,631      335,381    (2,824,459)   21,361,935
  Identifiable liabilities......   25,968,471    2,249,564    2,265,935    (2,972,936)   27,511,034

June 30, 1998 (unaudited) --
  Net sales.....................   40,953,843    4,425,643      660,209      (705,209)   45,334,486
  Depreciation and
     amortization...............      676,493       62,061       11,772            --       750,326
  Research and development......    5,549,151      291,010      127,472            --     5,967,633
  Operating income (loss).......    4,510,348       76,317     (475,752)          495     4,111,408
  Capital expenditures..........      885,594      152,831       13,201            --     1,051,626
  Identifiable assets...........   32,773,599    3,320,341      462,232    (3,794,603)   32,761,569
  Identifiable liabilities......   30,645,000    3,057,622    2,840,779    (3,913,432)   32,585,444


10. COMMITMENTS AND CONTINGENCIES


     The Company leases certain office space and equipment under noncancelable operating leases that expire at various dates through 2018. Rent expense under such leases totaled approximately $1,480,000, $2,131,000, $3,556,000, $1,748,000
(unaudited) and $1,736,000 (unaudited) for the years ended December 31, 1995, 1996 and 1997, and the six months ended June 30, 1997 and 1998, respectively.


     Minimum annual rental commitments under noncancelable operating leases (excluding related-party leases) for periods subsequent to December 31, 1997, are as follows:

1998.....................................................  $1,755,618
1999.....................................................   1,212,349
2000.....................................................     110,212
2001.....................................................       2,271
2002.....................................................          --
                                                           ----------
                                                           $3,080,450
                                                           ==========

     Minimum annual rental commitments under noncancelable related-party operating leases for the periods subsequent to December 31, 1997, are as follows:


1998....................................................  $ 1,738,623
1999....................................................    2,114,000
2000....................................................    2,156,280
2001....................................................    2,199,405
2002....................................................    2,243,394
2003 and thereafter.....................................   41,611,397
                                                          -----------
                                                          $52,063,099
                                                          ===========



     Letters of credit outstanding, which reduce ASI's available borrowings on the line of credit, totaled $4,767,508, $4,737,508 and $4,737,508 (unaudited) at December 31, 1996 and 1997, and at June 30, 1998,

                             APPLIED SYSTEMS GROUP
respectively. Accordingly, available borrowings under the line-of-credit agreement are $2,232,492, $2,262,492 and $2,262,492 (unaudited) at December 31,
1996 and 1997, and at June 30, 1998, respectively.


     The Company is obligated to pay software royalties on certain product sales at rates ranging from .24% to 3%.

     ASI is self-insured for certain health benefits up to $50,000 per occurrence per individual with an aggregate maximum self-insurance exposure of approximately $1,200,000 per year. Employees of Asktom and TAM UK are covered under the national health care plan of their respective country and a supplemental policy with a private insurance company.

     The Company does not maintain a separate product liability insurance policy. Although the Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect the Company against such claims and the liability and costs associated therewith.

11. RELATED-PARTY TRANSACTIONS


     Beginning in October, 1995, ASI occupied a distribution center owned by Applied Properties LLC, a company owned by certain stockholders of the Company. In October 1996, ASI moved its headquarters into a new building also owned by Applied Properties LLC. ASI made lease payments to Applied Properties LLC in the amount of $18,000, $436,544, $1,535,024, $763,694 (unaudited) and $778,967
(unaudited) for the years ended December 31, 1995, 1996 and 1997, and the six months ended June 30, 1997 and 1998, respectively. Management of Applied Properties LLC determines the lease payment. ASI is responsible for all property taxes and maintenance on the building.



     In October, 1995, Applied Properties LLC secured a one-year construction loan agreement allowing for maximum borrowings of $9,600,000, bearing interest at prime. The maturity date was extended for six months, to April 16, 1997. The loan was guaranteed by ASI and two stockholders. It was collateralized by the principal facility and two other buildings owned by ASI. Applied Properties LLC had borrowings under this construction loan agreement of $6,094,400 and $0 as of December 31, 1996 and 1997, respectively. As of December 31, 1997, the construction loan had been converted to a mortgage note in the principal amount of $9,600,000. The mortgage note bears interest at 8.0% and is secured by the principal facility and two buildings owned by ASI. The mortgage note is guaranteed by ASI and two stockholders. As of December 31, 1997, and June 30, 1998, the mortgage note balance was $9,600,000 and $9,279,859 (unaudited), respectively. The mortgage is payable in monthly installments of $116,474 (including interest), and a balloon payment is due in December, 2002.



     In connection with the construction of the Company's principal facility, ASI loaned funds to Applied Properties. These loans resulted in amounts due to ASI of $2,083,528, $1,825,542 and $5,078,825 (unaudited) as of December 31, 1996 and 1997, and June 30, 1998, respectively. Subsequent to June 30, 1998, ASI loaned Applied Properties LLC an additional $1.0 million (unaudited).


     ASI leased a property in Florida from Applied Properties on a month-to-month basis. This property is used for business meetings and to house ASI employees. Monthly rent expense is approximately $6,000. Upon consummation of the Offering, management anticipates the lease agreement will be terminated. Management of Applied Properties determines the lease payment.


     ASI's accounting personnel spend approximately six hours a month preparing financial information for Applied Properties LLC. The estimated cost of such services is approximately $2,000 a year, however, no management fee is charged to Applied Properties LLC.



     The Company incurred approximately $990, $3,520, $4,437, $0 (unaudited) and $5,060 (unaudited) for the years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1997 and 1998, respectively, in fees to a law firm having a partner who is a director of the Company.

                             APPLIED SYSTEMS GROUP

12. LITIGATION


     In November 1992, Harbor Software Inc. ("Harbor or Plaintiff") filed suit against ASI arguing copyright infringement, misappropriation of trade secrets, and other claims. The other claims were ultimately withdrawn or dismissed. Following a jury trial on October 3, 1996, the jury returned a verdict in favor of ASI on the copyright infringement claim, but in favor of Harbor on the trade secret claim, awarding the Plaintiff $5,000,000 in compensatory and punitive damages. Following post-trial motions, the court awarded Plaintiff an additional $339,000 in attorney fees. ASI recorded the $5,339,000 judgement and an additional $250,000 of estimated expenses related to the judgement during the year ended December 31, 1996. A $2,500,000 letter of credit, a $2,500,000 personal guarantee by ASI's principal stockholders, and the assets of ASI were pledged as security to stay execution of the judgement during the appeals process. Both ASI and Harbor filed an appeal and oral arguments were heard on March 5, 1998. In July 1998, the Harbor suit was settled for $5,000,000. ASI did not admit liability and Harbor and its principal stockholder have agreed not to assert specified additional claims against ASI and its products. ASI paid the $5,000,000 settlement on July 17, 1998. As a result, the letter of credit and personal guarantees were cancelled and the lien on assets was released.



     In December 1997, ASI completed negotiations of the key terms of a settlement agreement with Northern Insurance Company of New York ("Northern"), one of ASI 's insurance carriers, for recovery of defense costs and partial indemnity of the Harbor judgement. The Settlement Agreement and Partial Release was signed in January 1998. The Agreement specified the following: (i) Northern would reimburse ASI for legal fees and other defense costs incurred from April 6, 1994 through the completion of the appellate proceedings, (ii) upon mutual agreement between ASI and Northern on the amount of any judgement or settlement, any payment would be shared equally by Northern and ASI, and (iii) if ASI receives any payment from Northbrook Property and Casualty Insurance Company ("Northbrook"), another of ASI's insurance carriers, for claims relating to Harbor, and such payment was specified as defense costs, it would be remitted to Northern; however if the payment was specified as indemnity, it would be split equally between ASI and Northern. If Northbrook does not specify the nature of the payment, it will be considered split evenly between defense and indemnity and remitted as described above. In December 1997, ASI recorded a receivable from Northern of $4,275,261 which was comprised of one-half of the estimated judgement of $5,339,000 plus estimated reimbursable legal fees and defense costs of approximately $1.6 million. Northern paid ASI $1,5000,000 in February 1998 and $2,500,000 in July 1998. Approximately $106,000 remains due from Northern.



     During the third quarter of 1998, ASI will record a decrease in the estimated Harbor receivable of $169,500 and a decrease in the estimated Harbor accrued expenses of $589,000 resulting in a corresponding decrease in operating expenses of $419,500.



     Northbrook filed a declaratory judgement action against ASI to determine its obligation to defend and indemnify ASI for expenses and liability relating to Harbor claims. On January 23, 1998, the court granted Northbrook's motion for summary judgement. ASI filed an appeal.



     ASI recorded legal fees and other defense costs associated with the Harbor suit in the period the related services were performed. The judgement, settlement with Northern and legal fees and other defense costs are reflected in the caption "Harbor Software litigation and related items" in the accompanying combined statements of operations.



     In March, 1996, Newberg/Perini filed a suit against ASI and Applied Properties LLC for enforcement of a mechanic's lien. The action sought $2,187,500. ASI and Applied Properties LLC filed a counterclaim of approximately $700,000 for damages related to breach of warranty and poor workmanship. A letter of credit in the amount of $2,187,500 was issued to the TICOR Title Insurance Company and was canceled in July, 1998. In June, 1998, ASI, Applied Properties LLC and Newberg/Perini entered into a Settlement Agreement and

                             APPLIED SYSTEMS GROUP

Release which resulted in a settlement requiring ASI and Applied Properties LLC to pay Newberg/Perini $909,500. ASI paid the settlement and recorded a corresponding receivable from Applied Properties LLC.


     The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business activities. For the years ended December 31, 1995, 1996 and 1997, and for the six months ended June 30, 1997 and 1998, various actions were settled totaling $535,000, $19,000, $7,000, $0 (unaudited) and $165,000 (unaudited), respectively. Management believes that the ultimate liability, if any, resulting from them will not materially affect the Company's financial position.


13. COMPREHENSIVE INCOME

     During the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, in a financial statement for the period in which they are recognized. The Company has chosen to disclose comprehensive income, which encompasses net income and foreign currency translation adjustments, in the notes to financial statements for interim periods.

     The components of comprehensive income for the periods presented are as follows:


                                                                     JUNE 30,
                                                              -----------------------
                                                                 1997         1998
                                                              ----------   ----------
                                                                    (UNAUDITED)
Net income..................................................  $1,088,330   $4,057,381
Foreign currency translation adjustment.....................       3,271       (9,747)
Accretion to redemption value of common stock...............          --      (31,896)
                                                              ----------   ----------
  Comprehensive income......................................  $1,091,601   $4,015,738
                                                              ==========   ==========


14. SUBSEQUENT EVENTS


     ASI will convert to a C corporation at the close of the day prior to the day of the Reorganization (as defined below) resulting in the recording of approximately $2,600,000 (unaudited) in net deferred income tax assets as discussed in Note 2p. The estimated net deferred income tax asset will be revised based upon the results of operations and financial condition of ASI between June 30, 1998, and the date the S corporation status is terminated. On or before the day preceding the day of the Reorganization (as defined below), ASI intends to declare a distribution to its existing stockholders of ASI's undistributed S corporation tax earnings through the close of the day prior to the day of the Reorganization. This estimated distribution of approximately $11,000,000 will consist of $6,000,000 in cash and $5,000,000 in promissory notes payable on or before five years from the date of issuance and bearing interest at a rate of 7.25%.


     Applied Systems, Inc., a newly formed Delaware corporation, and the stockholders of ASI, Asktom and TAM UK will enter into a Contribution and Merger Agreement which provides for all of the equity interests in ASI and Asktom to be contributed to Applied Systems, Inc., the newly formed Delaware company, and for the merger of the stockholders (each of which is a corporation) of TAM UK into the new corporation immediately prior to the consummation of the Offering. In exchange for such transfers, the stockholders of these companies will receive shares of common stock of Applied Systems, Inc., the newly formed Delaware company (the "Reorganization"). Following the Reorganization, Applied Systems, Inc., the newly formed Delaware company, will be a holding company with ASI, Asktom and TAM UK as its wholly owned subsidiaries.


     In July, 1998, the Company established the Stock Option Plan. The Company currently utilizes Accounting Principles Board Opinion No. 25 in its accounting for stock options. The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ("SFAS No. 123"). One million five hundred thousand shares of common stock

                             APPLIED SYSTEMS GROUP
are reserved for issuance under the Stock Option Plan. Options will be issued to certain employees in connection with the Offering with an exercise price equal to the Offering price. The options vest over 1 to 10 years. The Stock Option Plan provides for the grant of incentive stock options and nonqualified stock options.


     In connection with the Offering, the Board of Directors adopted an Employee Stock Purchase Plan (the "Purchase Plan"). A total of 350,000 common shares have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase stock at a discount through automatic payroll deductions. Eligible employees acquire stock under the Purchase Plan by electing to have an amount up to 8% of their earnings withheld. The amount withheld is used to purchase shares on one or more specified purchase dates during any six-month period ("Offering Period"). Offering Periods commence on each June 1 and December 1; the initial Offering Period will commence December 1, 1998, and expire on May 31, 1999. The shares are purchased at a price equal to 85% of the lesser of (a) the fair market value of the stock on the date of purchase or (b) the fair market value of the stock on the first date of the Offering Period.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of
Applied Systems, Inc.:

     We have audited the accompanying balance sheet of APPLIED SYSTEMS, INC. (a Delaware corporation) as of June 30, 1998, and the related statements of operations, stockholder's equity and cash flows for the period from June 25, 1998 (date of inception) through June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Applied Systems, Inc. as of June 30, 1998, and the results of its operations and its cash flows for the period from June 25, 1998 (date of inception), to June 30, 1998, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Chicago, Illinois
July 17, 1998

                             APPLIED SYSTEMS, INC.

                                 BALANCE SHEET
                                 JUNE 30, 1998

                                     ASSETS


          Total assets......................................   $    --
                                                               =======

STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY:
  Common stock, $.01 par value, 100 shares authorized, 77
     shares issued and outstanding..........................   $    --
  Additional paid-in capital................................     1,000
  Deficit...................................................    (1,000)
                                                               -------
          Total stockholder's equity........................   $    --
                                                               =======


       The accompanying notes are an integral part of this balance sheet.

                             APPLIED SYSTEMS, INC.

                            STATEMENT OF OPERATIONS
             FOR THE PERIOD FROM JUNE 25, 1998 (DATE OF INCEPTION)
                             THROUGH JUNE 30, 1998

OPERATING EXPENSES -- general and administrative............   $ 1,000
                                                               -------
OPERATING LOSS..............................................    (1,000)
                                                               -------
NET LOSS....................................................   $(1,000)
                                                               =======

         The accompanying notes are an integral part of this statement.

                             APPLIED SYSTEMS, INC.

                       STATEMENT OF STOCKHOLDER'S EQUITY
             FOR THE PERIOD FROM JUNE 25, 1998 (DATE OF INCEPTION)
                             THROUGH JUNE 30, 1998


                                                COMMON STOCK     ADDITIONAL
                                               ---------------    PAID-IN               STOCKHOLDER'S
                                               SHARES   AMOUNT    CAPITAL     DEFICIT      EQUITY
                                               ------   ------   ----------   -------   -------------
BALANCE, June 25, 1998.......................    --       $--      $   --     $    --      $    --
  Stock issued...............................    77       --        1,000          --        1,000
  Net loss...................................    --       --           --      (1,000)      (1,000)
                                                 --       --       ------     -------      -------
BALANCE, June 30, 1998.......................    77       $--      $1,000     $(1,000)     $    --
                                                 ==       ==       ======     =======      =======


         The accompanying notes are an integral part of this statement.

                             APPLIED SYSTEMS, INC.

                            STATEMENT OF CASH FLOWS
             FOR THE PERIOD FROM JUNE 25, 1998 (DATE OF INCEPTION)
                             THROUGH JUNE 30, 1998

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss for the period...................................   $(1,000)
     Noncash compensation expense...........................     1,000
                                                               -------
          Net cash provided by operating activities.........        --
NET INCREASE IN CASH........................................        --
CASH, beginning of period...................................        --
                                                               -------
CASH, end of period.........................................   $    --
                                                               =======
NONCASH FINANCING ACTIVITY -- issuance of common stock in
  exchange for services rendered............................   $ 1,000
                                                               =======

         The accompanying notes are an integral part of this statement.

                             APPLIED SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS


     Applied Systems, Inc. ("the Company"), a Delaware corporation, is a holding company that was formed on June 25, 1998 and has a fiscal year ending December
31. Immediately prior to the consummation of the initial public offering (the "Offering"), the Company and the stockholders of Applied Systems, Inc. ("ASI"), an Illinois S corporation, Asktom, Ltd. ("Asktom"), an Ontario corporation, and The Agency Manager Limited ("TAM UK"), a United Kingdom unlimited liability company, will enter into a Contribution and Merger Agreement which provides for all of the equity interests in ASI and Asktom to be contributed to the Company and for the stockholders of TAM UK to be merged with and into the Company. In exchange for such transfers, the stockholders of these companies will receive shares of common stock of the Company.


2. OFFERING REGISTRATION

     In July, 1998, the sole stockholder of the Company authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell common stock to the public.

3. COMMON STOCK


     In exchange for administrative services performed, the Company issued 77 shares of common stock to Robert Eustace which the Company valued at $1,000.



4. SUBSEQUENT EVENTS



     Subsequent to year end, the board of directors approved an increase in the number of authorized common shares to 45 million.

                  [THE INSIDE BACK COVER INCLUDES PICTURES OF
         REPRESENTATIVE COMPUTER SCREENS DEPICTING THE AGENCY MANAGER,
        AS WELL AS PICTURES AND DIAGRAMS OF INSURANCE INDUSTRY DOCUMENTS
         AND INFORMATION THAT CAN BE PRODUCED FROM THE SYSTEM, SUCH AS
          AN INSURANCE POLICY AND AN AUTOMOBILE IDENTIFICATION CARD.]

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   14
Dividend Policy.......................   14
Reorganization and S Corporation
  Distribution........................   14
Capitalization........................   16
Dilution..............................   17
Selected Financial Data...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   30
Glossary of Terms.....................   39
Management............................   41
Certain Transactions..................   47
Principal and Selling Stockholders....   49
Description of Capital Stock..........   50
Shares Eligible for Future Sale.......   52
Underwriting..........................   53
Legal Matters.........................   54
Experts...............................   54
Additional Information................   55
Index to Financial Statements.........  F-1


                               ------------------
     UNTIL             , 1998 (25 DAYS FROM THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                             SHARES

                             APPLIED SYSTEMS, INC.
                             APPLIED SYSTEMS, INC.

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                                          , 1998
                            ------------------------
                            WILLIAM BLAIR & COMPANY

                     NATIONSBANC MONTGOMERY SECURITIES LLC
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The expenses (other than underwriting discount and expenses) payable by the Company in connection with the sale of the Common Stock offered hereby (including the Common Stock which may be issued pursuant to an over-allotment option) are set forth in the following table. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.



                                                                 AMOUNT
                                                                --------
SEC registration fee........................................    $ 12,213
NASD filing fee.............................................       4,640
Nasdaq National Market listing fee..........................      95,000
Printing and engraving expenses.............................     120,000
Legal fees and expenses.....................................     400,000
Accounting fees and expenses................................     250,000
Blue Sky fees and expenses (including legal fees and
  expenses).................................................       2,000
Transfer agent and registrar fees and expenses..............      10,000
Miscellaneous...............................................       4,147
                                                                --------
     Total..................................................    $900,000
                                                                ========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Delaware General Corporation Law and the Company's Restated Certificate of Incorporation ("Charter") and By-Laws provide for indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Company's Charter and By-Laws filed as Exhibits 3.1 and 3.2 hereto, respectively.

     The Company will enter into indemnity agreements with each of its directors that will require the Company to advance expenses to each such director in the event that a claim brought against such director with respect to an action for which the Company is obligated to provide indemnification under the Company's Charter and By-Laws.

     The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

     The Company is purchasing directors' and officers' liability insurance, which would provide coverage against certain liabilities, including liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     As compensation for services, the Company issued to James P. Kellner 1,250 shares of its common stock on each of January 1, 1995, January 1, 1996 and January 1, 1997, representing an aggregate of 1.5% of the outstanding shares of ASI at the time of grant. Such securities were issued without registration under the Securities Act, in reliance upon Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
   1.1*      --  Form of Underwriting Agreement
   2.1*      --  Agreement of Merger and Contribution
   3.1       --  Form of Restated Certificate of Incorporation of the Company
   3.2       --  Form of Restated By-Laws of the Company
   4.1*      --  Form of S Corporation Note
   5.1       --  Form of Opinion of Sidley & Austin**
  10.1       --  Stock Option Plan
  10.2       --  Employee Stock Purchase Plan
  10.3       --  Lease between the Company and Applied Properties, L.L.C.
                 relating to the Company's corporate headquarters
  10.4       --  Employment Agreement between the Company and Timothy J.
                 McIntyre
  10.6*      --  Tax Indemnification Agreement
  10.7       --  Form of Indemnification Agreement between the Company and each of its directors
  10.8*      --  Credit Agreement between the Company and LaSalle National
                 Bank
  11*        --  Statement re: computation of per share earnings
  23.1       --  Consent of Arthur Andersen LLP
  23.2       --  Consent of Sidley & Austin (included in Exhibit 5.1)
  24.1       --  Powers of Attorney (included on signature page)


-------------------------
 * To be filed by amendment.


** Executed opinion to be filed by amendment


     (b) Financial Statement Schedules:

     None of the schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois on September 11, 1998.


                                          APPLIED SYSTEMS, INC.


                                          By:                  *


                                            ------------------------------------
                                            James P. Kellner
                                            President and Chief Executive
                                              Officer

                        POWER OF ATTORNEY AND SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, this
registration statement has been signed on September   , 1998 by the following
persons in the capacities indicated.



                     SIGNATURE                                              TITLES(S)
                     ---------                                              ---------
                         *                                Chairman of the Board, President and Chief
---------------------------------------------------       Executive Officer
                 James P. Kellner

              /s/ TIMOTHY J. MCINTYRE                     Executive Vice President and Chief Financial
---------------------------------------------------       Officer (Principal Financial and Accounting
                Timothy J. McIntyre                       Officer)

                /s/ GLEN R. EUSTACE                       Executive Vice President -- Business
---------------------------------------------------       Development and Director
                  Glen R. Eustace

                         *                                Director
---------------------------------------------------
                  William A. Huff

           *By: /s/ TIMOTHY J. MCINTYRE
   ---------------------------------------------
                 Attorney-in-fact